**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**FORM C/A**

**UNDER THE SECURITIES ACT OF 1933**

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
   ☑   Check box if Amendment is material and investors must reconfirm within five business days.
   This material amendment is filed to (i) extend the Offering Deadline to April 29, 2027; (ii) provide 2025 audited financials for the Issuer (in the financial table herein and in Exhibit G- Financial Statements); and (iii) update the Capitalization and Ownership section.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

*Name of Issuer:*

PlayersTV Digital Inc.

*Legal status of Issuer:*

> *Form:*

> Corporation

> *Jurisdiction of Incorporation/Organization:*

> Delaware

> *Date of Organization:*

> August 3, 2023

*Physical Address of Issuer:*

5960 Berkshire Ln, Suite 600, Dallas, TX 75225, United States

*Website of Issuer:*

https://playerstv.com

*Is there a Co-Issuer?* _X_ *Yes* ___ *No*

*Name of Co-Issuer:*

PlayersTV Digital Holding, LLC

*Legal status of Co-Issuer:*

> *Form:*

> Limited Liability Company

***Jurisdiction of Incorporation/Organization:***

Delaware

***Date of Organization:***

April 2, 2025

***Physical Address of Co-Issuer:***

5960 Berkshire Ln, Suite 600, Dallas, TX 75225, United States

***Website of Co-Issuer:***

None

***Name of Intermediary through which the Offering will be Conducted:***

DealMaker Securities LLC

***CIK Number of Intermediary:***

0001872856

***SEC File Number of Intermediary:***

008-70756

***CRD Number of Intermediary:***

315324

***Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:***

As compensation for the services provided by DealMaker Securities LLC and its affiliates, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. This fee is inclusive of all payment processing fees, transaction fees, electronic signature fees and AML search fees. There is also a $33,000 advance setup fee and $12,000 monthly fee for the use of the platform and marketing services payable to DealMaker Securities LLC and its affiliates.

***Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:***

None.

***Name of qualified third party "Escrow Agent" which the Offering will utilize***

Enterprise Bank & Trust, a Missouri chartered trust company

***Type of Security Offered:***

Class B Common Stock

***Target Number of Securities to be Offered:***

1,933

***Price (or Method for Determining Price):***

$5.00

***Target Offering Amount:***

$10,003.28

***Oversubscriptions Accepted:***
☑ Yes
☐ No

***Oversubscriptions will be Allocated:***
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

***Maximum offering amount (if different from Target Offering Amount):***

$4,999,997.02

***Deadline to reach the Target Offering Amount:***

April 29, 2027

**If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.**

***Current Number of Employees:***

0

|  | Most recent fiscal year-end (2025)* | Prior fiscal year-end (2024)* |
|---|---|---|
| **Total Assets** | $3,566,908 | $4,154,725 |
| **Cash & Cash Equivalents** | $20,045 | $186,725 |
| **Accounts Receivable** | $0 | $0 |
| **Current Liabilities** | $468,340 | $517,442 |
| **Long-Term Liabilities** | $4,204,288 | $4,204,288 |
| **Revenues/Sales** | $0 | $0 |
| **Cost of Goods Sold** | $0 | $0 |
| **Taxes Paid** | $0 | $0 |
| **Net Income/(Net Loss)** | $(974,830) | $(1,477,347) |

*Reflects the financial results for the Crowdfunding Issuer, PlayersTV Digital Inc., from inception on August 3, 2023. Exhibit G, attached hereto and made a part hereof, also includes the audited financials for the Co-Issuer, which was formed on April 2, 2025.

***The jurisdictions in which the issuer intends to offer the securities:***

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

**TABLE OF CONTENTS**

**EXHIBITS**

Exhibit A: Offering Statement
Exhibit B: Investor Website
Exhibit C: Subscription Agreement between Co-Issuer and Investor
Exhibit D: Co-Issuer Operating Agreement
Exhibit E: Certificate of Incorporation and Amendment Thereto
Exhibit F: Bylaws
Exhibit G: Financial Statements
Exhibit H: Video Transcripts

# Offering Statement (<u>Exhibit A</u>)
## May 7, 2026

## PlayersTV Digital Inc.



## SPV Interests Representing
## Up to $4,999,997.02 of Class B Common Stock

PlayersTV Digital Inc. ("**PlayersTV Digital**," the "**Company,**" "**we**," "**us**," or "**our**") is offering a minimum amount of $10,003.28 (the "**Target Offering Amount**") and up to a maximum amount of $4,999,997.02 (the "**Maximum Offering Amount**") of Class B Common Stock (the "**Securities**") "), at a purchase price of $5.00 per share of Class B Common Stock on a best efforts basis as described in this Form C/A (this **"Offering"**). The Target Offering Amount and Maximum Offering Amount include the investor processing fee total for all investments. The investment will be made through PlayersTV Digital Holding, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933 (the "**Co-Issuer**"). The Company must raise an amount equal to or greater than the Target Offering Amount by April 29, 2027 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. Purchasers of the Securities ("**Investors**" or "**you**") must complete the purchase process through our intermediary, DealMaker Securities LLC (the "**Intermediary**"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

| | Price to Investors | Service Fees and Commissions (1)(2) | Net Proceeds |
|---|---|---|---|
| Minimum Individual Purchase Amount (3) | $1,000.00 | $85.00 | $915.00 |
| Investor Processing Fee (4) | $35.00 | $2.98 | $32.02 |
| Target Offering Amount | $10,003.28 | $850.28 | $9,153.00 |
| Maximum Offering Amount | $4,999,997.02 | $424,999.75 | $4,574,997.27 |

(1)    This excludes fees to Company's advisors, such as attorneys and accountants.

(2)    In addition to the eight and one-half percent (8.5%) commission on cash proceeds received in the Offering, the Intermediary will also receive a one-time $33,000 payment and a $12,000 monthly fee for use of the platform and marketing services, which are not included above.

(3)    The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

(4)    The Company will charge each Investor a fee of three and one-half percent (3.5%) of the Investor's investment amount ("**Investor Processing Fee**"). The Investor Processing Fee is counted toward the amount the Company is seeking to raise under Regulation CF and the limit each investor may invest pursuant to Regulation CF (as described in the section below entitled "CAPITALIZATION AND OWNERSHIP") and is included in the Minimum Individual Investment Amount, consisting of the Minimum Individual Purchase Amount (100 shares of Class B Common Stock) plus the Investor Processing Fee. The Intermediary receives commissions on the Investor Processing Fee.

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.**

**These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.**

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN

INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED IN THIS FORM C/A. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

## SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE OF THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

## NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK & TRUST COMPANY, A MISSOURI CHARTERED TRUST COMPANY WITH BANKING POWERS, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

### Bad Actor Disclosure

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

### Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://playerstv.com (Note: This is the website of PlayersTV, a majority owner in, and content partner of, PlayersTV Digital).

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.


**Eligibility**

The Company has certified that all of the following statements are TRUE for the Company and the Co-Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.


The date of this Form CA is May 7, 2026

**ABOUT THIS FORM C/A**

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C/A, and no source other than DealMaker Securities LLC (the **"Intermediary"**) has been authorized to host this Form C/A and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C/A and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C/A or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Any such information provided to questions and answers are qualified by this Form C/A to the maximum extent permitted by law. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or any other materials supplied herewith.

This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

**CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS**

This Form C/A and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C/A or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C/A or to conform these statements to actual results or to changes in our expectations.

**SUMMARY**

*The following summary highlights information contained elsewhere or incorporated by reference in this Form C/A. This summary may not contain all of the information that may be important to you. You should read this entire Form C/A carefully, including the matters discussed under the section titled "Risk Factors."*

**The Company**

PlayersTV Digital, Inc. is a sports media company, focused on content distribution and advertising sales across its future multi-layered distribution channels including digital linear television, web publishing, and social media promotion.

The Company was incorporated in Delaware on August 3, 2023 and is headquartered in Dallas, Texas. The Company sells its services through the internet throughout the United States and internationally. The Company does not have its own website but uses the website of PlayersTV, a majority shareholder in, and content partner of, the Company which is https://playerstv.com. The Company also owns a 10% ownership in PlayersTV.

A full description of our products, services and business plan can be found on the Company's investor website page at https://invest.playerstv.com (the "**Investor Website Page**") and the version published as of the date of this Form C/A is attached as Exhibit B. The Investor Website Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C/A as well as make general announcements. You should view Exhibit B as well as the Investor Website Page at the time you consider making an investment commitment.

**DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS**

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

| Name | Positions and Offices Held at the Company | Principal Occupation and Employment Responsibilities for the Last Three (3) Years | Education |
|---|---|---|---|
| Collin Castellaw | Co-CEO, Co-Founder and Director | Co-CEO, Co-Founder and Director of PlayersTV Digital, Inc., 2023 - Present<br><br>Responsible for general CEO responsibilities.<br><br>Co-Founder of Players Media Group, Inc., 2019 – Present<br><br>Responsible for general CEO responsibilities. | Washington State University, B.F.A., Digital Production, Content Creation, Graphic Design, 2009;<br><br>Lewis-Clark State College, Teaching Certificates, Grades K-12, 2011 |
| Deron Guidry | Co-CEO, Co-Founder and Director | Co-CEO, Co-Founder and Director of PlayersTV Digital, Inc., 2023 - Present<br><br>Responsible for general CEO responsibilities.<br><br>Co-Founder and CEO of Players Media Group, Inc., 2019 – Present<br><br>Responsible for general CEO | Tyler Junior College, Associate of Arts, Business, 2005 - 2007<br><br>Attended University of Texas at Tyler, Business, 2008 - 2010 |

| | | | |
|---|---|---|---|
| | | responsibilities. | |
| Anthony Tolliver | Co-Founder and Director | Co-CEO, Co-Founder and Director of PlayersTV Digital, Inc., 2023 - Present<br><br>Responsible for Board oversight.<br><br>Founder of 365 Ventures, 2020 – Present<br><br>Private investor in multiple sectors. | Creighton University, BSBA, 2007 |

**Biographical Information**

Collin Castellaw: Collin is the Co-Chief Executive Officer, Co-Founder and Director of the Company. He is an entrepreneur and sports training industry expert. Collin is the Co-Founder and CEO of Player Media Group, Inc. Collin received his Bachelor's degree in Fine Arts from Washington State University in 2009, and K-12 Teaching Certificates from Lewis-Clark State College in 2011.

Deron Guidry: Deron is the Co-Chief Executive Officer, Co-Founder and Director of the Company. He is a seasoned entrepreneur with a background in business and media. Deron is the Co-Founder and Co-CEO of Players Media Group, Inc. Deron studied Business at Tyler Junior College, earning an Associate of Arts degree (2007), and continued his education for three years at The University of Texas at Tyler (2008-2010).

Anthony Tolliver: Anthony is the Co-Founder and Director of the Company. He is a former NBA veteran who played 13 seasons with 11 teams, including the Timberwolves, Pistons, and Warriors. Off the court, he's built a powerful investment portfolio, starting with real estate and expanding into early-stage tech and media companies like Lyft, Airbnb, SpaceX, PlayersTV, and Spatial Labs. With a finance degree from Creighton University (2003-2007), Anthony's transition from pro athlete to investor has been as strategic as it is impactful.

**Indemnification**

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

# CO-ISSUER

This Offering has the following co-issuer(s): PlayersTV Digital Holding, LLC (the "**Co-Issuer**"), located at 5960 Berkshire Ln, Suite 600, Dallas, TX 75225, United States.

The Co-Issuer was organized as a Limited Liability Company in the United States under the jurisdiction of Delaware in the year 2025. There is no website for the Co-Issuer.

The Company has formed the Co-Issuer solely for issuing the Securities under this Offering. The Co-Issuer will serve merely as a conduit for investors to invest in the Company and will not have a separate business purpose. An investment in the Co-Issuer will allow investors to achieve the same economic exposure, voting power (which is none) and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer will maintain a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account. There will be no material difference between an investment in the Company and the Co-Issuer.

The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Class B Common Stock.

There will be no material difference between an investment in the Company and the Co-Issuer.

## BUSINESS

*A full description of our products, services and business plan can be found on the Company's Investor Website Page at the Company's website under* [https://invest.playerstv.com.](https://invest.playerstv.com.) *The version published as of the date of this Form C/A is attached as Exhibit B.*

### Description of the Business

PlayersTV Digital is a sports media company, focused on content distribution and advertising sales across its multi-layered distribution channels including digital linear television, web publishing, and social media promotion. Revenue will be generated via advertising sales and content syndication.

### Business Plan

The capital we raise here will provide us necessary general working capital as we continue to aggressively grow and expand our infrastructure and business.

### The Company's Products and/or Services

| Product / Service | Description | Current Market |
|---|---|---|
| **Sports media company** | Multi-layered distribution channels including digital linear television, web publishing, and social media promotion. | All consumers interested in sports media. |

We have additional products in development, including content localization and voice translation technology to enhance previously acquired advertising technology.

The Company's linear channel distributors and those to which the Company has access through PlayersTV, include DirecTV, YouTubeTV, Philo, Local Now, Amazon Prime Video, Amazon Fire TV, and FreeVee. The Company also has ad syndication partnerships.

### Competition

The markets in which we compete are highly competitive. Our offering competes against similar products of many large and small companies, including well-known global competitors.

Established competitors operating in Company's primary industry include ESPN, Bleacher Report, and Fox Sports.

Competition for sports media can be fairly broad, from the industry giants to the local team blog, but with the focus on sports lifestyle and culture content distribution and advertising sales, PlayersTV Digital will be competing for the same advertising and content syndication dollars as the other major sports media companies and web publishers.

### Customer Base

Our customers are individual consumers of our content as well as advertisers eager to connect with such consumers.

### Supply Chain

Although the Company is dependent upon certain third-party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

**Intellectual Property**

| Application or Registration # | Title | Description | File Date | Grant Date | Country |
|---|---|---|---|---|---|
| 5,952,939* | "PlayersTV" | Trademark | October 28, 2018 | January 7, 2020 | USA |

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

**Governmental/Regulatory Approval and Compliance**

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change. Additionally, the Federal Communications Commission (the "FCC") regulates cable television and satellite operators and telecommunication providers, which could affect our networks indirectly.

**Litigation**

The Company is not subject to any current litigation or threatened litigation.

**Employees**

The Company does not have any employees. The Company utilizes independent contractors and advisors.

**Perks**

The Company is offering the following Perks to Investors:

**Time-Based Bonus Shares of Class B Common Stock**:

| Funded Investment Amount Received By*: | Bonus shares of Class B Common Stock** |
|---|---|
| ___August 12, 2025 prior to 11:59 Pacific Time | 20% |
| September 16, 2025 prior to 11:59 Pacific Time | 15% |
| October 14, 2025 prior to 11:59 Pacific Time | 10% |
| | |
| **Funded Investment Amount Received between April 15, 2026 at 12:00am Pacific Time and June 30, 2026 at 11:59pm Pacific Time** | |
| $1,000+ | 5% |
| $2,500+ | 10% |
| $5,000+ | 15% |
| $10,000+ | 20% |
| $25,000+ | 25% |
| | |

| Funded Investment Amount Received between July 1, 2026 at 12:00am Pacific Time and July 30, 2026 at 11:59pm Pacific Time | |
|---|---|
| $1,000+ | 3% |
| $2,500+ | 8% |
| $5,000+ | 13% |
| $10,000+ | 18% |
| $25,000+ | 23% |
| | |
| **Funded Investment Amount Received after July 30, 2026 at 11:59pm Pacific Time** | |
| $2,500+ | 5% |
| $5,000+ | 10% |
| $10,000+ | 15% |
| $25,000+ | 20% |

*For purposes of this table, Funded Investment Amount means the aggregate total funded investment from an Investor during the specified time period in which the Investor has completed all documents required hereunder (i.e., Subscription Agreement and Investor Questionnaire), funded its purchase of Securities and DealMaker has approved the investment following its compliance review, including AML screening, by the applicable Perk deadline.
**Bonus shares of Class B Common Stock shall have the same terms as the Class B Common Stock issued in the Offering.

**Existing Investor Perk**

Any individual that was an investor in the Company prior to the launch of this Offering and invests in this round will receive 10% Bonus shares of Class B Common Stock on their investment. This perk will be retroactive to anyone who already invested in this Offering and was previously an investor in the Company prior to the launch of this Offering on July 2, 2025.

**Repeat Investor Perk**

Anyone who invests more than once in this Offering will receive 10% Bonus shares of Class B Common Stock on any investment after their first investment. Note that this perk does not stack with the Existing Investor Perk.

The Existing Investor Perk or the Repeat Investor Perk are stackable with any of the Time-Based Bonus Shares of Class B Common Stock perk that begin on April 15, 2026, making 35% the max Bonus shares of Class B Common Stock that any investor may receive in this Offering.

All of the above Perks are deemed "Equity-Based Perks".

**Non-Monetary Perks:**

| Funded Investment Amount* | *Non-monetary Perks* |
|---|---|
| Rookie: Investment between $2,500.00 and $4,999.99 | (a) Digital Shareholder Certificate<br>(b) Digital Shareholder ID Card with access to partner discounts and offers<br>(c) Free 6-Month Subscription to PlayersTV+<br>(d) Social Affiliate Access to PlayersTV+ where you can earn 15% recurring cash when others sign up through your link |

| | |
|---|---|
| | (e) 1 Entry to Annual Signed Memorabilia Raffle |
| <u>Pro</u>: Investment between $5,000.00 and $9,999.99 | (a) Digital Shareholder Certificate<br>(b) Pro-Level Digital ID Card with access to partner discounts and offers, 25% discount on PlayersTV merchandise, and access to early merchandise drops<br>(c) Free 12-Month Subscription to PlayersTV+<br>(d) Pro-Tier Affiliate Access to PlayersTV+ where you can earn 25% recurring cash when others sign up through your link<br>(e) 2 entries to Annual Signed Memorabilia Raffle<br>(f) Early Access to RSVP for PlayersTV Events (Including OwnersFest) |
| <u>MVP</u>: Investment between $10,000.00 and $19,999.99 | (a) Digital Shareholder Certificate<br>(b) MVP-Level Digital ID Card with access to partner discounts and offers, 35% discount on PlayersTV merchandise, and access to early merchandise drops<br>(c) Free 2 year Subscription to PlayersTV+<br>(d) MVP-Tier Affiliate Access to PlayersTV+ where you can earn 50% recurring cash when others sign up through your link<br>(e) 5 entries to Annual Signed Memorabilia Raffle<br>(f) 2 VIP Event Passes to OwnersFest or Major PlayersTV Event<br>(g) Invitation to annual MVP Virtual Roundtables with direct access to founders and early project previews |
| <u>Hall of Famer</u>: Investment above $20,000.00 | (a) Digital Shareholder Certificate<br>(b) Founding Shareholder Black Digital ID Card with access to partner discounts and offers, 50% discount on PlayersTV merchandise, and access to early merchandise drops<br>(c) Lifetime subscription to PlayersTV+<br>(d) Hall of Fame-Tier Affiliate Access to PlayersTV+ where you can earn 75% recurring cash when others sign up through your link<br>(e) 10 entries to Annual Signed Memorabilia Raffle<br>(f) 4 VIP Event Passes to OwnersFest<br>(g) Invitation to annual MVP Virtual Roundtables with direct access to founders and early project previews<br>(h) Behind-the-scenes access to upcoming PlayersTV productions |

*For purposes of this table, Funded Investment Amount means the aggregate total funded investment from an Investor during the Offering, in which the Investor has completed all documents required hereunder (i.e., Subscription Agreement and Investor Questionnaire), funded its purchase of Securities and DealMaker has approved the investment following its compliance review, including AML screening, by the applicable Perk deadline.

Equity-Based Perks and Non-Monetary Perks are stackable and Investors may receive both types of Perks. Perks will all be assigned to Investors at the termination of the Offering, unless otherwise decided between the Company and the registrar/transfer agent. The date/time of the signed subscription will be used to assign perks.

# RISK FACTORS

*Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C/A. The risks discussed below are not the only ones facing its business but do represent those risks that the Company believes are material to it. Additional risks and uncertainties not presently known to it or that the Company currently deems immaterial may also harm its business.*

*In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.*

Before investing, you should carefully read and carefully consider the following:

## Risks Related to the Company's Business and Industry

### We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

### To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing.

We are a startup company and our business model currently focuses on building media distribution as well as forming partnerships with major athletes. By investing in our athlete partnerships, which provide the basis for our content as well as the distribution networks for that content, we are establishing the base on which we can generate future revenues. Sales, partnerships and technology are where we are investing to enable future monetization. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

### The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

### We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

***A substantial majority of the Company's voting stock is owned by the Company's directors, executive officers and affiliates, and they will exercise voting control.***

Prior to the Offering, the Company's directors, executive officers and their affiliates, beneficially own a substantial majority of the Company. Subject to any fiduciary duties owed to other stockholders under Delaware law, these directors, executive officers and their affiliates, may be able to exercise significant influence over matters requiring stockholder approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. These directors, executive officers, and their affiliates, may have interests that are different from yours. For example, these directors, executive officers and their affiliates, may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these directors, executive officers and their affiliates, could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals that are subject to stockholder approval.

***We may implement new lines of business or offer new products and services within existing lines of business.***

We may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

***We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.***

We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

***We rely on various intellectual property rights, including licensed trademarks, in order to operate our business.***

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our

intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

***The Company's success depends on the experience and skill of its executive officers and key personnel.***

We are dependent on our executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of all or any of our executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

***Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.***

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

***In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.***

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

***We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.***

To succeed in our competitive industry, we must continually improve, refresh and expand our product offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

***The development and commercialization of our products is highly competitive.***

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

***The Company's business plan is based on numerous assumptions and projections that may not prove accurate.***

The Company's business plan and potential growth is based upon numerous assumptions. No assurance can be given regarding the attainability of the financial projections. The Company's ability to adhere to, and implement, its business plan will depend upon the Company's ability to successfully raise funds and a variety of other factors, many of which are beyond the Company's control. Likewise, management is not bound to follow the business plan and may elect to adopt other strategies based upon unanticipated opportunities, or changes in circumstances or market conditions. All financial projections contained in the business plan are based entirely upon management's assumptions and projections and should not be considered as a forecast of actual revenues or our liquidity. Actual operating results may be materially different.

Although the Company believes the assumptions upon which the Company's business and financial projections are based have reasonable bases, the Company cannot offer any assurance that its results of operations and growth will be as contemplated. If any of the assumptions upon which these opinions and projections are based prove to be inaccurate, including growth of the economy in general and trends in the media industry, these opinions and projections could be adversely affected. Prospective investors should be aware that these opinions and other projections and predictions of future performance, whether included in the business plan, or previously or subsequently communicated to prospective investors, are based on certain assumptions which are highly speculative. Such projections or opinions are not (and should not be regarded as) a representation or warranty by the Company or any other person that the overall objectives of the Company will ever be achieved or that the Company will ever achieve significant revenues or profitability. These opinions, financial projections, and any other predictions of future performance should not be relied upon by potential investors in making an investment decision in regard to this Offering.

***In general, demand for our products and services is highly correlated with general economic conditions.***

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

***We may not be able to adapt to new content distribution platforms and to changes in consumer behavior resulting from these new technologies.***

We must successfully adapt to technological advances in our industry, including the emergence of alternative distribution platforms. Our ability to exploit new distribution platforms and viewing technologies will affect our ability to maintain or grow our business and may increase our capital expenditures. Additionally, we must adapt to changing consumer behavior driven by advances such as Artificial Intelligence (AI), DVRs, video-on-demand, online based content delivery, Blu-ray™ players, game consoles and mobile devices. Such changes may impact the revenue we are able to generate from our traditional distribution methods by decreasing the viewership of our networks on cable and other Multichannel Video Programming Distributor (MVPD) systems. If we fail to adapt our distribution methods and content to emerging technologies, our appeal to our targeted audiences might decline and there would be a materially adverse effect on our business and results of operations.

***New technologies may make our products and services obsolete or unneeded.***

New and emerging technological advances, such as mobile computing devices that allow consumers to obtain information and view content may adversely impact or eliminate the demand for our products and services. The increasing availability of content on such devices, the improved video quality of the content on such devices and faster wireless delivery speeds may make individuals less likely to purchase our services. Our success can depend on new product development. The entertainment and communications industry is ever-changing as new technologies are introduced. Advances in technology, such as new video formats, downloading or alternative methods of product delivery and distribution channels, such as the Internet and AI, or certain changes in consumer behavior driven by these or other technologies and methods of delivery, could have a negative effect on our business. These changes could lower cost barriers for our competitors desiring to enter into, or expand their presence in, the interactive services business. Increased competition may adversely affect our business and results of operations.

***We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.***

Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

***Piracy of the Company's content may decrease the revenues received from the sale of our content and adversely affect our businesses.***

The piracy of our content, products and other intellectual property poses significant challenges for us. Technological developments, such as the proliferation of cloud-based storage and streaming, increased broadband Internet speed and penetration and increased speed of mobile data transmission have made it easier to create, transmit, distribute and store high quality unauthorized copies of content in unprotected digital formats, which has in turn encouraged the creation of highly scalable businesses that facilitate, and in many instances financially benefit from, such piracy. Piracy is particularly prevalent in many parts of the world that lack effective copyright and technical legal protections or enforcement measures, and illegitimate operators based in these parts of the world can attract viewers from anywhere in the world. The proliferation of unauthorized copies and piracy of the Company's content, products and intellectual property or the products it licenses from others could result in a reduction of the revenues that the Company receives from the legitimate sale, licensing and distribution of its content and products. The Company devotes substantial resources to protecting its content, products and intellectual property, but there can be no assurance that the Company's efforts to enforce its rights and combat piracy will be successful.

***Our success depends on consumer acceptance of our content and we may be adversely affected if our content fails to achieve sufficient consumer acceptance or the costs to create or acquire content increase.***

We create and acquire media and entertainment content, the success of which depends substantially on consumer tastes and preferences that change in often unpredictable ways. The success of these businesses depends on our ability to consistently create, acquire, market and distribute cable network and broadcast television programming, filmed entertainment, news articles, written content, literature, music and other content that meet the changing preferences of the broad domestic and international consumer market. We have invested, and will continue to invest, substantial amounts in our content, including in the production of original content, before learning the extent to which it would earn consumer acceptance.

We also obtain a significant portion of our content from third parties, such as movie studios, television production companies, sports organizations, athletes, independent creators, freelance writers, photographers and other suppliers. Competition for popular content is intense, and we may have to increase the price we are willing to pay or be outbid by our competitors for popular content. Entering into or renewing contracts for such programming rights or acquiring additional rights may result in significantly increased costs. There can be no assurance that revenue from these contracts will exceed our cost for the rights, as well as the other costs of producing and distributing the content. If our content does not achieve sufficient consumer acceptance, or if we cannot obtain or retain rights to popular content on acceptable terms, or at all, our businesses may be adversely affected.

***Our business could be adversely affected if there is a decline in advertising spending.***

A decline in the economic prospects of advertisers or the economy in general could cause current or prospective advertisers to spend less on advertising or spend their advertising dollars in other media. Advertising expenditures also could be negatively affected by (i) increasing audience fragmentation caused by increased availability of alternative forms of leisure and entertainment activities; (ii) the increased use of digital video recorders to skip advertisements; (iii) pressure from public interest groups to reduce or eliminate advertising of certain products; (iv) new laws and regulations that prohibit or restrict certain types of advertisements; and (v) natural disasters, extreme weather, acts of terrorism, political uncertainty or hostilities, because there may be uninterrupted news coverage of such events that disrupts regular ad placement. In addition, advertisers' willingness to purchase advertising time from the Company may be adversely affected by a decline in users/customers/audience ratings for our content. Finally, if

the television ratings system is not changed so that it captures the viewership of programming through digital video recorders, VOD and mobile devices, advertisers may not be willing to pay advertising rates based on the increasing viewership that occurs after the initial airing of a program and on digital platforms.

***We derive substantial revenues from the sale of advertising, and a decrease in overall advertising expenditures could lead to a reduction in the amount of advertising that companies are willing to purchase and the price at which they purchase it.***

Expenditures by advertisers tend to be cyclical and have become less predictable in recent years, reflecting domestic and global economic conditions. If the economic prospects of advertisers or current economic conditions worsen, such conditions could alter current or prospective advertisers' spending priorities. In particular, advertisers in certain industries that are more susceptible to weakness in domestic and global economic conditions, such as beauty, fashion and retail and food, account for a significant portion of our advertising revenues, and weakness in these industries could have a disproportionate negative impact on our advertising revenues. Declines in consumer spending on advertisers' products due to weak economic conditions could also indirectly negatively impact our advertising revenues, as advertisers may not perceive as much value from advertising if consumers are purchasing fewer of their products or services. As a result, our advertising revenues are less predictable.

***Damage to our reputation could negatively impact our business, financial condition and results of operations.***

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media and AI platforms and similar devices, including social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media and AI platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

***Our business could be negatively impacted by cyber security threats, attacks and other disruptions.***

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

***Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.***

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

***The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.***

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

***The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.***

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

***Changes in federal, state or local laws and government regulation could adversely impact our business.***

The Company is subject to legislation and regulation at the federal, state and local levels. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

***We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.***

We are also subject to a wide range of international, federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

***Changes in employment laws or regulation could harm our performance.***

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

***Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.***

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

**Risks Related to the Offering**

***State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.***

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

***The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.***

You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C/A, nor any document or literature related to this Offering.

***Neither the Offering nor the Securities have been registered under federal or state securities laws.***

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C/A and the accompanying exhibits.

***The Securities are offered on a "Best Efforts" basis and the Company may not raise the maximum amount being offered***.

Since the Company is offering the Securities on a "best efforts" basis, there is no assurance that the Company will sell enough Securities to meet its capital needs. If you purchase Securities in this Offering, you will do so without any assurance that the Company will raise enough money to satisfy the full Use of Proceeds which the Company has outlined in this Form C/A or to meet the Company's working capital needs.

***The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.***

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. As is the case with any business, particularly one without a proven business model, it should be expected that certain expenses unforeseeable to management at this

juncture will arise in the future. There can be no assurance that management's use of proceeds generated through this Offering will prove optimal or translate into revenue or profitability for the Company. You are urged to review the Use of Proceeds in this Offering Statement but to understand that the actual use of the net proceeds of this Offering may vary significantly. In all cases, you should consult with their attorneys, accountants and personal investment advisors prior to making any decision to invest in the Company. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

***The Intermediary Fees paid by the Company are subject to change depending on the success of the Offering.***

At the conclusion of the Offering, the Company shall pay the Intermediary a fee of eight and one-half percent (8.5%) of the dollar amount raised in the Offering. The compensation paid by the Company to the Intermediary may impact how the Company uses the net proceeds of the Offering.

***The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.***

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

***The Company has the right to extend the Offering Deadline.***

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

***The Company may also end the Offering early.***

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

***The Company has the right to conduct multiple closings during the Offering.***

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

**Risks Related to the Securities**

***You will not be investing directly into the Company, but into a special purpose vehicle.***

Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "SPV" in this Offering. That means that you will invest in PlayersTV Digital Holding, LLC, becoming a member of the SPV, and that investment purchases our Class B Common Stock. A condition to using an SPV is that the SPV

passes on the same economic and governance rights that are set out in the Company's Certificate of Incorporation, as amended, regarding the Class B Common Stock. You will also be relying on us, as the Manager of the SPV, to make sure the SPV complies with Delaware law and functions in accordance with securities law. The SPV will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances. Due to this structure, there may be delays, complications and unexpected risks.

***An investment in the Company's Securities could result in a loss of your entire investment.***

An investment in the Company's Securities offered in this Offering involves a high degree of risk and you should not purchase the Securities if you cannot afford the loss of your entire investment. You may not be able to liquidate your investment for any reason in the near future.

***The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.***

You should be aware of the long-term nature of this investment. There is not now and may never be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. In addition, even if a trading market develops, there is absolutely no assurance that the Securities could be sold under Rule 144 or otherwise unless the Company becomes a current public reporting company with the Securities and Exchange Commission and otherwise is current in the Company's business, financial and management information reporting, and applicable holding periods have been satisfied. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

***The securities in this Offering have no protective provisions.***

The Securities in this Offering have no protective provisions. As such, you will not be afforded protection, by any provision of the Securities or as a Shareholder, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company. If there is a liquidation event, or change of control for the Company, the Securities being offered do not provide you with any protection. In addition, there are no provisions attached to the Securities in the Offering that would permit you to require the Company to repurchase the Securities in the event of a takeover, recapitalization or similar transaction involving the Company.

***Investors will not have voting rights.***

Investors in the Securities will not have voting rights. Thus, Investors will never be able to vote upon any matters of the Company. As such, Investors will not have any influence over matters requiring stockholder approval, including the election of directors or managers and approval of significant Company transactions, nor the Company's management and policies. Moreover, those with voting rights could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals. Additionally, investors in the Co-Issuer will indirectly hold only Class B Common Stock and are completely passive investors. As such, Investors should not purchase the Securities if they are not comfortable with this lack of voting and control.

***Investors will not be entitled to any inspection or information rights other than those required by law.***

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C-AR and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders

who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

***The Securities may be significantly diluted as a consequence of subsequent equity financings.***

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

***Our valuation and our offering price have been established internally and are difficult to assess.***

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. The Company has set the price of its Class B Common Stock at $5.00 per share, plus a 3.5% Investor Processing Fee (see "Offering" for further details on this fee). The Investor Processing Fee is intended to offset transaction costs and, though this fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our Company accordingly. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of an early-stage company. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

***The Investor Processing Fee may not count toward your cost basis for tax purposes.***

The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Processing Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

***There is no guarantee of a return on an Investor's investment.***

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C/A and all Exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

**IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C/A, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.**

# THE OFFERING

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Form C/A and/or incorporated by reference in this Form C/A, including without limitation the Subscription Agreement located at <u>Exhibit C</u>. For full offering details, please (1) thoroughly review this Form C/A filed with the Securities and Exchange Commission and (2) thoroughly review any attached documents to, or documents referenced in, this Form C/A.

The purpose of this Offering is to generate additional capital for business and general working capital purposes as we continue to grow and expand our business. See "Use of Proceeds" section for more information.

**The Offering**

| | |
|---|---|
| **Minimum Target Offering Amount** | $10,003.28 |
| **Name of Securities** | Class B Common Stock |
| **Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)** | 1,933 |
| **Maximum Offering Amount** | $4,999,997.02 |
| **Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)** | 966,183* |
| **Price Per Security** | $5.00** |
| **Minimum Individual Investment Amount** | $1,035.00+ |
| **Maximum Individual Purchase Amount** | Unlimited (subject to Regulation CF limits) |
| **Offering Deadline** | April 29, 2027 |
| **Use of Proceeds** | See the section entitled "Use of Proceeds" on page 27 hereof. |
| **Voting Rights** | None. See the description of the voting and control rights on page 30. |

*Does not include Bonus Shares of Class B Common Stock that may be issued to Investors as detailed in the "Perks" section herein. The maximum number of Bonus Shares to be issued is 193,236 shares of Class B Common Stock.

**Does not include the Investor Processing Fee of three and one-half percent (3.5%) of the Investor's investment amount charged to each Investor by the Company. The aggregate amount of fees paid by Investors, including the Investor Processing Fee, will be included towards the Maximum Offering Amount, as well as factored into each Investor's maximum investment amount permitted for unaccredited investors.

+ Includes both the Minimum Individual Purchase Amount and the Investor Processing Fee. The Company reserves the right to amend the Minimum Individual Investment Amount, in its sole discretion.

**Co-Issuer**

The Co-Issuer is PlayersTV Digital Holding, LLC (the "Co-Issuer"), located at 5960 Berkshire Ln, Suite 600, Dallas, TX 75225, United States. The Co-Issuer was organized as a Limited Liability Company in the United States under the jurisdiction of Delaware in the year 2025. There is no website for the Co-Issuer, but information with respect to the Co-Issuer shall be hosted at https://playerstv.com, or for the Offering at https://invest.playerstv.com. The Company has formed the Co-Issuer solely for issuing the Securities under this Offering. The Co-Issuer will serve merely as a conduit for investors to invest in the Company and will not have a separate business purpose. An investment in the Co-Issuer will allow investors to achieve the same economic exposure, voting power (which is none) and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer will maintain a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account.

The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Class B Common Stock.

There will be no material difference between an investment in the Company and the Co-Issuer.

**Investor Confirmation Process**

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with a qualified third party escrow agent, Enterprise Bank and Trust ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary.  If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

**Material Changes**

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

If an Investor does not reconfirm his or her investment commitment after a material change is made to the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned.

**Cancellations**

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these Offering Materials, unless previously accepted as part of a rolling close.

The Company will notify investors when the Target Offering Amount has been met. If the Company reaches the Target Offering Amount prior to the deadline identified in the Offering Materials, it may close the Offering early if it

provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the stated offering deadline, the funds will be released to the Company upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

**Rolling and Early Closings**

The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Offering Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of the Securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their Securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C/A. In an early closing, the Offering will terminate upon the new target date, which must be at least five days from the date of the notice.

**Oversubscriptions**

The Target Offering Amount is $10,003.28, but investments in excess of the Target Offering Amount and up to the Maximum Offering Amount of $4,999,997.02, will be accepted. Oversubscriptions will be allocated at the discretion of the Company.

**Updates**

Updates on the Company's progress towards reaching its Target Offering Amount may be found at https://invest.playerstv.com.

**Intermediary Information**

The Intermediary for the Company is Dealmaker Securities LLC ("Dealmaker" or "Intermediary"), a Delaware limited liability company formed on May 5, 2021. The SEC registration number of the Intermediary is 008-70756 and the Central Registration Depository (CRD) number is 315324.

**Investor Limitations**

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends upon their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

In order to invest, to commit to an investment, or to communicate on our platform, you must follow the instructions to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies by providing certain personal and non-person information including information related to income, net worth, and other investments.

## USE OF PROCEEDS

The following table illustrates how we currently intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering. The actual Use of Proceeds may differ from the table below.

| Use of Proceeds | % of Proceeds if Target Offering Amount Raised | Amount if Target Offering Amount Raised | % of Proceeds if Maximum Offering Amount Raised | Amount if Maximum Offering Amount Raised |
|---|---|---|---|---|
| Intermediary Fees* | 8.5% | $850 | 8.5% | $425,000 |
| Original Content Production (1) | 0% | $0 | 10% | $500,000 |
| Content Acquisition and Licensing (2) | 0% | $0 | 10% | $500,000 |
| Sales and Marketing | 0% | $0 | 5% | $250,000 |
| Technology acquisition, development, and maintenance | 0% | $0 | 5% | $250,000 |
| General Working Capital (3) | 91.5% | $9,153 | 61.5% | $3,074,997 |
| Total | 100% | $10,003+ | 100% | $4,999,997+ |

+These figures are rounded to the nearest whole dollar.

*In addition to the eight and one-half percent (8.5%) cash commission on cash proceeds received in the Offering, the Intermediary and its affiliates will also receive a one-time $33,000 payment and a $12,000 monthly fee for the use of the platform and marketing services. Additionally, this figure excludes fees to Company's advisors, such as attorneys and accountants. Lastly, the Company will charge each Investor an Investor Processing Fee of two percent (2.0%), which is included in the table above as part of amounts raised in the Offering.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements. Additionally, changes in strategy may also have an impact as to the Company's planned use of proceeds.

Set forth below are reasonably specific descriptions of how we currently intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above intended to assist you in understanding how the Offering proceeds will be used.

(1) These proceeds will be used to create original content for the PlayersTV Digital distribution channels.

(2) These proceeds will be used to acquire or license content for the PlayersTV Digital distribution channels.

(3) These proceeds will be used for the Company's operating expenses, including rent, salaries, office and debt expenses, including pursuant to a shared services agreements or other agreements with related parties, and for general growth purposes.

**CAPITALIZATION AND OWNERSHIP**

**The Offering**

The Company is offering Class B Common Stock in this Offering. The Company must raise an amount equal to or greater than the Target Offering Amount by April 29, 2027 (the "**Offering Deadline**"). If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

The Company requests that you please review this Form C/A, the Subscription Agreement between the Investor and the Co-Issuer in Exhibit C (along with all attachments and exhibits thereto), and the Co-Issuer Operating Agreement attached as Exhibit D, in conjunction with the following summary information.

As an Investor in this Offering, you will be purchasing membership interests in the Co-Issuer, which will be the entity holding the Securities and which will have the rights of a stockholder of the Company. The Co-Issuer is purchasing the following Securities:

> **Securities: Class B Common Stock**
> **Offering Minimum: $10,003.28**
> **Offering Maximum: $4,999,997.02**
> **Purchase Price Per Share of Security Offered: $5.00 (does not include a 3.5% Investor Processing Fee charged to each Investor)**
> **Offering Deadline: April 29, 2027**

The Securities have no voting rights (either with regard to actions by the Co-Issuer or the Company's Class B Common Stock being held by the Co-Issuer). The rights of the Class B Common Stock may be changed by an amendment to the Company's Bylaws or its Certificate of Incorporation. Investors do not have the right to vote on any such amendment.

In addition to the Subscription Agreement with the Co-Issuer and the Co-Issuer's Operating Agreement, the primary documents governing voting and rights of Investors holding the Securities in the Company are the Company's Certificate of Incorporation, and amendment thereto  (collectively, the "**COI**") attached as Exhibit E, and the Company's Bylaws (the "**Bylaws**") attached as Exhibit F, together with the COI, the "**Company Governing Documents**"). All statements in this Form C/A Offering Statement regarding voting and control of the Securities being sold in this Offering are qualified in their entirety by reference to the Company Governing Documents.

The shares of Class A Common Stock outstanding have superior voting rights to the Securities being sold in this Offering.

**Restrictions on Transfer**

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer. Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

**Description of Issuer's Securities**

*General*

The Company is offering up to $4,999,997.02 and a minimum of $10,003.28 worth of its Class B Common Stock. The investment will be made through the Co-Issuer, PlayersTV Digital Holding, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act.

The Company must reach its Target Offering Amount of $10,003.28 by April 29, 2027. Unless the Company raises at least the Target Offering Amount of $10,003.28 under the Regulation CF offering by April 29, 2027, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. If the Company reaches the Target Offering Amount prior to April 29, 2027, the Company may undertake early closings on a rolling basis while allowing additional investment commitments towards its $4,999,997.02 Maximum Offering Amount.

The minimum investment per investor is $1,035.00, which includes a $35.00 Investor Processing Fee.

*Co-Issuer*

The Securities in this Offering will be issued by both the Company and the Co-Issuer. The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Class B Common Stock. Investors in this Offering will own membership interests in the Co-Issuer. Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the Class B Common Stock as if they had invested directly with the Company.

**Capitalization**

The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Certificate of Incorporation, and amendments thereto. For a complete description of our capital stock, you should refer to our Certificate of Incorporation, and amendments thereto, and to the applicable provisions of Delaware law.

On May 27, 2025, the Company filed an amendment to its Certificate of Incorporation. As a result, the total number of shares that the Company is authorized to issue is 15,000,000 shares of common stock, par value $0.00001 per share (the "**Common Stock**"), of which (i) 12,000,000 shares are designated as Class A Common Stock (the "**Class A Common Stock**") and (ii) 3,000,000 shares are designated as Class B Common Stock (the "**Class B Common Stock**"). In connection with the amendment to the Certificate of Incorporation, all outstanding Common Stock as of such date were converted into Class A Common Stock on a one share of Common Stock to one share of Class A Common Stock basis.

As of the date of this Form C/A, (i) 10,000,000 shares of Class A Common Stock and (ii) 214,809 shares of Class B Common Stock are issued and outstanding.

Except with respect to voting rights, all shares of Common Stock are identical and entitle the holders to the same rights and privileges.

*Outstanding Capital Stock*

As of the date of this Form C/A, the Company's outstanding capital stock consists of:

| Type | Class A Common Stock |
|---|---|
| **Amount Outstanding** | 10,000,000 |
| **Par Value Per Share** | $0.00001 |
| **Voting Rights** | One vote per share |
| **Anti-Dilution Rights** | None |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may issue additional shares of Class A Common Stock at a later date. The issuance of such additional shares of Class A Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF. |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).** | 86.78% |

| Type | Class B Common Stock |
|---|---|
| **Amount Outstanding** | 214,809* |
| **Par Value Per Share** | $0.00001 |
| **Voting Rights** | None |
| **Anti-Dilution Rights** | None |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may issue additional shares of Class B Common Stock at a later date. The issuance of such additional shares of Class B Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF. |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).** | 1.86% |

*Reflects shares issued in prior closings of this Offering.

### Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C/A, the Company has the following outstanding:

| Type | Crowd SAFEs (Simple Agreements for Future Equity) |
|---|---|
| **Principal Amount Outstanding** | $3,204,287 |
| **Voting Rights** | The holders of SAFEs are not entitled to vote. |
| **Anti-Dilution Rights** | None |
| **Material Terms** | Valuation cap of $25,000,000 |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Issuer may issue additional SAFEs at a later date. The issuance of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF. |
| **Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering of convertible securities).** | 11.36% |

*Voting and Control*

Each Investor who purchases the Securities is not entitled to vote on any matter or to call for an annual or special shareholders meeting. As a result of purchasing Securities in this Offering, the Investors will have no voting or control over any corporate matters of the Company, including additional issuance of securities, Company repurchase of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Investors in the Co-Issuer will indirectly hold only the Securities (the Class B Common Stock) and are completely passive investors. Investors should not purchase the Securities if they are not comfortable with this lack of voting and control.

*Dilution*

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company. Investors should understand and expect the potential for dilution. The Investor's stake in the Company could be diluted due to the Company issuing additional shares of stock or other convertible securities to other parties. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up (there is no guarantee that it will). You will own a smaller piece of a larger Company (or, if the value goes down, then a smaller piece of a smaller company). This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned.

### What it Means to be a Minority Holder

Investors in our Class B Common Stock, which do not provide for voting rights, will not have any rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

**Ownership**

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Amount and Type or Class Held | Percentage Ownership (in terms of voting power) |
|---|---|---|
| PlayersTV, Inc.* | 7,000,000 shares of Class A Common Stock | 70.00% |

*Players Media Group, Inc. owns 92.3% of this entity. There are no owners of Players Media Group, Inc. with greater than 20% ownership.

**Previous Offerings of Securities**

We have made the following issuances of securities within the last three years:

| Security Type | Principal Amount of Securities Sold | Amount of Securities Issued/Holders | Use of Proceeds | Issue Date | Exemption from Registration Used or Public Offering |
|---|---|---|---|---|---|
| Common Stock* | $100 | 10,000,000 | N/A | August 8, 2023 | Section 4(a)(2) |
| SAFEs (Simple Agreement for Future Equity) | $3,204,288 | 2,354 | Marketing, Content, Infrastructure and Operations | April 30, 2024 | Regulation CF |
| Class B Common Stock** | $1,097,498 | 214,809 | Marketing, Content, Infrastructure and Operations | Various Dates through April 15, 2026 | Regulation CF |

*Converted into 10,000,000 shares of Class A Common Stock on May 27, 2025 on a one for one basis.

**Reflects amounts raised and shares issued in prior closings of this Offering.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

# DEBT

As of the date of this Form C/A, the Issuer has the following debt outstanding:

| | |
|---|---|
| **Type** | Promissory Note with Related Party |
| **Principal Amount Outstanding** | $150,000 |
| **Interest Rate and Amortization Schedule** | 12.5% per annum. |
| **Description of Collateral** | None. |
| **Maturity Date** | June 30, 2026 |

| | |
|---|---|
| **Type** | Promissory Note with Third Party |
| **Principal Amount Outstanding** | $50,000 |
| **Interest Rate and Amortization Schedule** | 12% per annum. |
| **Description of Collateral** | None. |
| **Maturity Date** | May 31, 2026 |

| | |
|---|---|
| **Type** | Promissory Note with Seller related to Purchase of Assets by the Company |
| **Principal Amount Outstanding** | $1,250,000 |
| **Interest Rate and Amortization Schedule** | The loan is payable as follows:<br>(i) Two Hundred Fifty Thousand ($250,000) paid on the earlier of 12 months following the closing date (December 9, 2024) or within 45 days of the receipt by the Company of at least $2,000,000 in a Series A Offering of PlayersTV, Inc.; and<br>(ii) Two Hundred Fifty Thousand ($250,000) paid on the last day of each quarter after the initial payment in (i) above until the principal amount is paid in full. |
| **Description of Collateral** | Secured by purchased assets. |
| **Maturity Date** | December 9, 2026 |

**TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST**

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

(a) On December 9, 2024, the Company entered into a Promissory Note agreement with Greg and Shauna Castellaw, the parents of the Company's Co-CEO and Co-Founder, Collin Castellaw, in the amount of $150,000. The note carries an annual interest rate of 10% and originally matured on December 9, 2025. The note was amended to provided for an annual interest rate of 12% and the maturity date was extended to June 30, 2026.

(b) On December 9, 2024, the Company entered into a Promissory Note agreement with a shareholder of the Company in the amount of $50,000. The note carried an annual interest rate of 10% and initially matured on March 9, 2025; however, the maturity date was extended to July 31, 2025. This note has been paid off.

(c) On April 5, 2024, the Company entered into a shared services agreement with PlayersTV, Inc, the majority owner of the Company, where the Company agreed to pay PlayersTV, Inc a one item licensing fee in the amount of $705,000 for the licenses incorporated into the Licensing Agreement, including use of the "PlayersTV" trademark.

(d) The Company has agreed to reimburse PlayersTV for all expenses and out-of-pocket costs incurred by PlayersTV and their subsidiaries in connection with agreed upon direct operating expenses. In connection with this agreement, the Company, also has agreed to pay a monthly shared service fee in the amount of up to $100,000 for the resources and overhead support. The monthly fee is not a set amount and will be determined based on the mutual agreement of the parties. Moreover, the monthly fee will fluctuate from time to time based on a number of factors, including but not limited to, market conditions, Company requirements and cash flow needs. For the year ended December 31, 2025, the Company incurred and paid shared services expense of $440,500 and has a prepaid balance of $0 at December 31, 2025. For the period ended December 31, 2024, the Company incurred and paid shared services expense of $1,200,000 and had a prepaid balance of $333,500 at December 31, 2024.

# FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit G</u>.**

## Cash and Cash Equivalents

As of March 31, 2026, the Company had an aggregate of approximately $4,018 in cash and cash equivalents, and when combined with the Company's majority stockholders' commitment to fund the Company during the Offering period, leaves the Company with approximately 6 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

## Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

In addition to the Offering (or to supplement the Offering for any shortfall from the Maximum Offering Amount), the Company may concurrently raise additional capital by offering to sell securities, including, but not limited to, Class A Common Stock, Class B Common Stock, or Preferred Stock, SAFEs or Convertible Notes, to accredited or existing investors outside of this Offering.

Other than capital from existing operations, the Company does not have any additional sources of capital other than the proceeds from the Offering.

## Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

## Valuation

The terms of this Offering are based on a pre-money fully diluted (including issued and unissued options) valuation of $50,000,000. The Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation.

## *Trends and Uncertainties*

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit G</u> for subsequent events and applicable disclosures.

## Material Changes and Other Information

This material amendment is filed to (i) extend the Offering Deadline to April 29, 2027; (ii) provide 2025 audited financials for the Issuer (in the financial table herein and in <u>Exhibit G</u>- Financial Statements); and (iii) update the Capitalization and Ownership section.

# TAX MATTERS

**EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

**TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.**

**Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.**

**EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.**

# LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

**Eligibility**

**The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:**

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

**Progress Updates**

Information regarding the progress towards meeting the Target Offering Amount will be filed with the SEC on Form C-U.

**Ongoing Reporting**

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://playerstv.com (Note: This is the website of PlayersTV, a majority owner in, and content partner of, PlayersTV Digital).

The Company must continue to comply with the ongoing reporting requirements until:

    (1)  the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

    (2)  the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

    (3)  the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

    (4)  the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

    (5)  the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.


**ADDITIONAL INFORMATION**


The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C/A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form C/A to be signed on its behalf by the duly authorized undersigned.

PlayersTV Digital Inc.
(Issuer)

By:/s/Collin Castellaw
(Signature)

Collin Castellaw
(Name)

Co-Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ Collin Castellaw
(Signature)

Collin Castellaw
(Name)

Director
(Title)

May 7, 2026
(Date)

/s/ Deron Guidry
(Signature)

Deron Guidry
(Name)

Director
(Title)

May 7, 2026
(Date)

/s/ Anthony Tolliver
_____
(Signature)

Anthony Tolliver
_____
(Name)

Director
_____
(Title)

May 7, 2026
_____
(Date)

*Instructions.*

1.      The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.      The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

**EXHIBIT B**
**Investor Website**
**(Attached)**

# JOIN SPORTS ICONS IN BUILDING ONE OF THE FIRST EVER ATHLETE-FAN OWNED MEDIA COMPANIES



Capital Raised
$[illegible].4M

Total Athletes
50+

Number Of Investors
2,200+

Min. Investment
$500

Share Price
$5.00

We're making history as the first-ever athlete and fan-owned media platform. With 50+ legendary athlete investors, diverse content, and cutting-edge distribution, our mission is well underway. And for a limited time, we're opening our unique ownership model to investors like you. Become a shareholder as we redefine how fans engage with atheltes.

JOIN US TO MAKE HISTORY AND INVEST NOW

SEC FILINGS OFFERING CIRCULAR

INVESTOR EDUCATION

## 50+ PROFESSIONAL ATHLETE INVESTORS



Dwyane Wade



Ken Griffey Jr

*OPPORTUNITY*

# ATHLETES ARE REDEFINING THE NEW

## BY THE NUMBERS

### $75B

ESTIMATED GLOBAL SPORTS MEDIA MARKET SIZE BY 2028

### 30%+

ANNUAL GROWTH IN ATHLETE-DRIVEN AUDIENCE ENGAGEMENT

### $1B+

ESTIMATED GLOBAL SPORTS

### 28%+

ESTIMATED GLOBAL SPORTS

MEDIA MARKET SIZE BY 2028

MEDIA MARKET SIZE BY 2028

# CREATOR ECONOMY

Athletes are no longer just the faces of brands – they *are* the brands, building empires and turning fan engagement into monetization. By redefining the creator economy, they're disrupting a $75B+ global sports media market and shifting power from corporations to creators.[1]



Goldman Sachs

The creator economy could approach **half a-trillion dollars by 2027**



INNU

O
P
D
P

Pla
ath
con
how
life
dist
stre
con
des
the
nar
aut
the
driv
thro
unt
scr
cha
nev

# WORLD—CLASS PARTNER PLATFORMS





jus
mo
of s
sto

*TRACTION*

# FULL 360 MEDIA DISTRIBUTION ECOSYSTEM



**300M+**

available homes and devices.



**200…+**

available month… advertising impressions.



**250M+**

total aggregate athlete social media following.



**10+**

originally produ… series featuring …30



GRIFF
INGMAN

athletes.





EDITORIAL
WEBSITE
LAUNCH

ORIGINAL
CONTENT
PRODUCTION

CONTENT
ACQUISITION
& LICENSING

DISTRIBUTION
&
TECHNOLOGY

DISTRIBUTION
&
TECHNOLOGY

$6.4M+ SEED
CAPITAL

RAISED



SECURED 50+
ATHLETES



200M+
MONTHLY AD
IMPRESSIONS



300M+
DEVICES IN
OTT/CTV
DISTRIBUTION

170+ ANNUAL
ATHLETE
CONTENT
HOURS

## ROADMAP

# BUILT DIFFERENT: A TRACK RECORD OF TRANSFORMATION



ACQUIRED
PROPRIETARY
AD
TECHNOLOGY

DIRECT-TO-
CONSUMER
STREAMING
LAUNCH

PlayersTV is riding massive momentum, fueled by over $6.4M raised from an

unprecedented mix of superstar athletes and 2,200+ passionate fan investors. We've secured marquee distribution across OTT, CTV, and digital platforms, unlocking direct access to millions of fans. Backed by an elite roster of athlete-owners and creators, our content meets the fans where they are. And with the acquisition of game-changing advertising technology, we're now positioned to scale revenue like never before—turning attention into untapped revenue.

(COMING SOON)

PLAYERS STUDIO LAUNCH (COMING SOON)

GLOBAL EXPANSION (COMING SOON)

# MAXIMIZ IMPACT THROUGH ATHLETE-DRIVEN B PARTNER

PlayersTV connects br audiences through aut athlete-led storytellin partners benefit from





OVER 18MM+ NT CAR E TO YOUR AIGN

PLAYERSTV DELIVERS OVER 13MM+ VIEWS WITH SONY BAD BOYS CREATIVE



PLAYERSTV DELIVERS OVER 8MM+ VIEWS AND WITH UNIQUE "BOUNTY HACK" COOKING INTEGRATION

## BRANDS WE'VE WORKED WITH

  

unmatched influence
of pro athletes, driving
engagement and high
With custom integratio
talent-powered camp
maximize brand impac
keeping fans at the ce

JOIN US TO MAKE HISTORY AND INVEST NOW

# WATCH OUR CO-FOUNDERS AT THE NEW YORK STOCK EXCHANGE

*IN THE PRESS*

# MAKING HEADLINES. SHAPING THE FUTURE.



**Chris Paul Talks PlayersTV Investment**



**Ken Griffey Jr. on PlayersTV Documentary**



**Damian Lillard on Content & PlayersTV Impact**



**PlayersTV Co-Founder on Company Vision and Scale**





NEWS
PLAYERS TV x CMC CLOUD MEDIA CENTER
Forbes
PlayersTV Acquires Cloud Media Center, Integrates Sports-AI Ad Technology
By Jenn Nelson | Dec 20, 2024
In a move that's set to redefine the future of sports media, PlayersTV, the first athlete- and fan-owned media company, has acquired Cloud Media Center (CMC), an AI-powered sports adtech and media distribution company.
The acquisition is expected to reshape how sports content is created, distributed, and monetized—particularly for athletes—by combining cutting-edge technology with an innovative athlete-driven media model.
Forbes

NEWS
PLAYERS TV
Entrepreneur

PLAYERS TV
OPPORTUNITY INNOVATION TRACTION
ROADMAP TEAM DISCUSSION
INVEST NOW



## AS SEEN IN





nbc CNBC ADWEEK yahoo!finance Entrepreneur

TEAM

# MEET THE PEOPLE WRITING OUR PLAYBOOK

Our founding team combines deep expertise in sports content, marketing, and athlete relations.



## Collin Castellaw
### Co-Founder

Read more

Former teacher turned digital media pioneer, who has over 1.3M+ YouTube subscribers, and 150M+ video views, Collin has scaled PlayersTV into a powerhouse platform, reshaping the future of sports entertainment. His



## Deron Guidry
### Co-Founder

Read more

Business development expert and brand builder, working
with iconic athletes, brands, and agencies across his career.
Deron has been instrumental in scaling PlayersTV into the
premier athlete-owned sports and lifestyle network. His
leadership blends strategic partnerships, sales growth, and
a relentless focus on empowering athletes to tell their
stories and own their narratives on a global stage.



## Matthew Allinson
### Chief Legal Officer

Read more

Veteran sports and entertainment
attorney and strategic dealmaker,
known for effectively managing
complex transactions and disputes
for high-profile professional athletes
and media personalities.



## Joellen Ferrer
### President, PlayersTV+

Read more

Bringing extensive content and
distribution experience from her
previous roles at Sony Pictures
Entertainment and DTC sensation
Crunchyroll.



## Bryan Terry
### President, Players Studio

Read more

Bringing a wealth of experience in
content development, distribution,
and production from his previous
roles at Vice Media, truTV, and MTV.

# STRATEGIC ADVISORS



Adam Cheyer

Ai & Technology

Read more





• Airbnb - VP AI Experience



Michele Ghee

Advertising & Media

Read more









Thasunda Duckett

Brand & Media

Read more











Tara August

Talent & Production

Read more











• A Type, Inc. - President

Jeron Smith

Content & Production



Lori York

Content & Studio

Read more                                                        Read more

                                           

• HEIR Inc. - Co-Founder
• Incubation Lab - Founder
• Unanimous Media - Co-Founder
• SC30, Inc. - Chief Marketing
Officer

• Roc Nation (EVP TV and Film)
• CAA (Talent Agent)
• ICM Partners (Talent Agent)



## John Ward
### Programming & Content

Read more



 

• Prime Video & Amazon Studios - Se
Mgr, Technical Operations
• ATAT - SVP, Original Content &
Production
• DirecTV - VP of Production (Emmy
Award)
• Fox Sports - Director of Production
(11X Emmy Awards)

# JOIN THE DISCUSSION

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# FAQS

Why invest in startups?

Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise - you are buying a piece of a company and helping it grow.

How much can I invest?

Accredited investors can invest as much as they want. But if you are NOT an accredited investor, your investment limit depends on either your annual income or net worth, whichever is greater. If the number is less than $124,000, you can only invest 5% of it. If both are greater than $124,000 then your investment limit is 10%.

How do I calculate my net worth?

To calculate your net worth, just add up all of your assets and subtract all of your liabilities (excluding the value of the person's primary residence). The resulting sum is your net worth.

What are the tax implications of an equity crowdfunding investment?

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

Who can invest in a Regulation CF Offering?

Individuals over 18 years of age can invest.

## What do I need to know about early-stage investing? Are these investments risky?

There will always be some risk involved when investing in a startup or small business. And the earlier you get in the more risk that is usually present. If a young company goes out of business, your ownership interest could lose all value. You may have limited voting power to direct the company due to dilution over time. You may also have to wait about five to seven years (if ever) for an exit via acquisition, IPO, etc. Because early-stage companies are still in the process of perfecting their products, services, and business model, nothing is guaranteed. That's why startups should only be part of a more balanced, overall investment portfolio.

## When will I get my investment back?

The Common Stock (the "Shares") of PlayersTV Digital (the "Company") are not publicly-traded. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically look to receive a return on your investment under the following scenarios: The Company gets acquired by another company. The Company goes public (makes an initial public offering). In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on an exchange. These are both considered long-term exits, taking approximately 5-10 years (and often longer) to see the possibility for an exit. It can sometimes take years to build companies. Sometimes there will not be any return, as a result of business failure.

## Can I sell my shares?

Shares sold via Regulation Crowdfunding offerings have a one-year lockup period before those shares can be sold under certain conditions.

Exceptions to limitations on selling shares during the one-year lockup period:

In the event of death, divorce, or similar circumstance, shares can be transferred to:

- The company that issued the securities
- An accredited investor
- A family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships)

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What happens if a company does not reach their funding target?

If a company does not reach their minimum funding target, all funds will be returned to the investors after the close of the offering.

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How can I learn more about a company's offering?

All available disclosure information can be found on the offering pages for our Regulation Crowdfunding offering.

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What if I change my mind about investing?

You can cancel your investment at any time, for any reason, until 48 hours prior to a closing occurring. If you've already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email: info@dealmakersecurities.com

How do I keep up with how the company is doing?

At a minimum, the company will be filing with the SEC and posting on its website an annual report, along with certified financial statements. Those should be available 120 days after the fiscal year end. If the company meets a reporting exception, or eventually has to file more reported information to the SEC, the reporting described above may end. If these reports end, you may not continually have current financial information about the company.

What relationship does the company have with DealMaker Securities?

Once an offering ends, the company may continue its relationship with DealMaker Securities for additional offerings in the future. DealMaker Securities' affiliates may also provide ongoing services to the company. There is no guarantee any services will continue after the offering ends.

What is PlayersTV Digital?

PlayersTV Digital (PTV) is a new sports media company built out of a vision to disrupt the conventional hierarchy of the industry. However, despite being a newly formed entity, the expertise exhibited by PlayersTV Digital's founding team makes the company anything but a rookie in the sports media landscape.

Why should I invest?

- Superstar Athlete Backing: PlayersTV Digital boasts a unique ownership model supported by over 50 professional athletes, including icons like Chris Paul, Dwyane Wade, and Travis Kelce. This unprecedented athlete involvement not only enhances credibility but also drives content creation and audience engagement, positioning the company for rapid growth in the sports media landscape.

- Market Opportunity: The global sports sponsorship and advertising market is projected to exceed $90 billion by 2027, with significant growth expected in diverse-owned media. PlayersTV Digital is strategically positioned to capitalize on this expanding market, particularly as traditional advertising dollars shift towards platforms that cater to diverse audiences. This presents a lucrative opportunity for investors looking to enter a high-growth sector.
- Major Partnerships: The company already has major distribution and brand partners, proving the credibility of the company and highlighting the growth potential.
- **Proprietary Advertising Technology:** PlayersTV Digital leverages cutting-edge, owned advertising technology designed to maximize profitability and scalability. By owning its ad tech stack, the company can streamline operations, reduce dependency on third-party platforms, and capture more revenue from advertising dollars. This approach not only enhances efficiency but also significantly increases the company's overall value, solidifying its position as a leader in the sports media and advertising space.

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## How will PlayersTV Digital make money?

PlayersTV Digital generates revenue through a multi-stream media model, primarily leveraging advertising sales and content licensing. With over 200 million monthly available ad impressions that can be monetized at a competitive rate of up to $25 CPM, the company has the potential to achieve monthly revenues exceeding $2.5 million. Additionally, by partnering with brands and advertisers, PlayersTV Digital capitalizes on its unique access to a diverse audience and its athlete-driven content to secure lucrative sponsorships. The extensive library of original programming and athlete lifestyle content further enhances its appeal to advertisers, creating multiple revenue streams and maximizing profitability in the growing sports media landscape.

How do I know people will buy this solution?

The growing demand for authentic and engaging sports content among fans indicates that PlayersTV Digital is well-positioned to succeed. With the global sports sponsorship market projected to exceed $90 billion by 2027, coupled with a significant increase in interest for diverse-owned media, the timing for this venture couldn't be better. The unique model of having over 50 professional athletes as investors and content creators creates a compelling narrative that resonates with fans, ensuring loyalty and engagement. Additionally, the company's ability to produce over 150 hours of unique programming each year and its strategic distribution partnerships provide a solid foundation for reaching millions of viewers. As sports fandom continues to rise in the digital age, PlayersTV Digital is set to become a central hub for sports culture, making it an attractive investment opportunity poised for growth.

What opportunities are ahead for PlayersTV Digital?

PlayersTV Digital is positioned for significant growth through its innovative approach and strategic partnerships in the rapidly evolving sports media landscape. With a robust foundation built on the support of over 50 professional athletes, the company can consistently produce engaging, high-quality content that resonates with fans. The expanding market for sports sponsorship and advertising, projected to exceed $90 billion by 2027, presents ample opportunities for revenue generation. Additionally, PlayersTV Digital's unique positioning as a minority-owned media company allows it to capture advertising budgets earmarked for diverse platforms, further enhancing its growth potential. With plans for continuous content expansion, a growing distribution network reaching over 300 million homes, and an established digital ecosystem generating over 100 million monthly ad impressions, coupled with a robust technological roadmap focused on innovation in advertising and audience engagement, PlayersTV Digital is primed for long-term success and scalability.

## Why hasn't a bigger company done this already?

ESPN and other channels feature athletic content like documentaries, but PlayersTV Digital is the first company built by athletes, giving them unrivaled access to some of the biggest names in sports. As the dynamics of sports media continue to shift, with fans craving more direct and authentic connections to athletes, traditional players like ESPN are proving slow and unresponsive to these changes. This outdated approach creates a ripe opportunity for disruption. PlayersTV Digital is uniquely positioned to capitalize on these shifting market dynamics, offering a fresh, athlete-driven platform that delivers unparalleled insider access, authenticity, and engagement that today's sports audiences demand.



1. Statista

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the

stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 4000 Eagle Point Corporate Drive, Suite 950, Birmingham, AL 35242, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck. DealMaker Securities LLC does not make investment recommendations. DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer. DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment. DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing. DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself.

Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

This website may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in the offering materials, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

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**EXHIBIT C**
**Subscription Agreement between the Investor and Co-Issuer**
**(Attached)**

# REG CF SPV SUBSCRIPTION AGREEMENT

**THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK.** THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

**THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS.** ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

**INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN <u>SECTION 5(f)</u>.** THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

**PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE.** IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISORS AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

**THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY.** THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

**THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING.** NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

**THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE.** EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO:    PlayersTV Digital Holding, LLC
       c/o PlayersTV Digital Inc.
       5960 Berkshire Ln
       Dallas, TX 75225

Ladies and Gentlemen:


1.     Subscription.

(a)    The undersigned ("**Subscriber**") hereby subscribes for and agrees to purchase membership interests (the "**Securities**"), of PlayersTV Digital Holding, LLC, a Delaware limited liability company (the "**Company**"), upon the terms and conditions set forth herein. The Company is serving as a "crowdfunding vehicle" as defined under Rule 3a-9 of the Investment Company Act of 1940, as amended, for Class B Common Stock to be acquired from PlayersTV Digital Inc., a Delaware corporation (the "**Crowdfunding Issuer**"). The Securities being subscribed for under this Subscription Agreement constitute limited liability company membership interests of the Company which relate to Class B Common Stock issued by the Crowdfunding Issuer on a one-to-one basis. The rights of the Securities are as set forth in the Limited Liability Company Operating Agreement (the "**Operating Agreement**") of the Company and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b)    (i) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company and Crowdfunding Issuer filed with the SEC and any other information required by the Subscriber to make an investment decision. It is a condition of the Company's acceptance of this subscription that Subscriber becomes a party to the Operating Agreement;

       (ii) Subscriber acknowledges that Subscriber has read the educational materials on the landing page, and has been informed of Subscriber's right to cancel the investment up to 48-hours prior to the Offering Deadline; however, once the Subscription Agreement is accepted by the Company and Crowdfunding Issuer there is no cancellation right;

       (iii) Subscriber acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Company and Crowdfunding Issuer. A promoter may be any person who promotes the Company and Crowdfunding Issuer's offering for compensation, whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Company and Crowdfunding Issuer; and

       (iv) Subscriber acknowledges that Subscriber has been informed of the compensation that DealMaker Securities LLC and affiliates receives in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

(c)    Subscriber understands that the Crowdfunding Issuer, as Manager of the Company, will make all decisions for the Company even through the Subscriber's investment is not made with the Crowdfunding Issuer.

(d)      This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(e)      The aggregate value of Securities sold shall not exceed $4,999,997.02 (the "**Oversubscription Offering**"). The Company may accept subscriptions until April 29, 2027 (the "Termination Date").   Providing that subscriptions for $10,003.28 worth of Securities are received, which also includes a 3.5% Investor Fee on each transaction (the "**Minimum Offering**"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "**Closing Date**").

(f)      In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2.      Joinder to Operating Agreement. By executing this Subscription Agreement, Subscriber will automatically become party to the Operating Agreement of the Company as a Member holding the Securities of the Company.

3.      Purchase Procedure.

(a)      Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b)      Escrow Arrangements. Payment for the Securities shall be received by the escrow agent appointed by the Intermediary in this Offering (the "**Escrow Agent**") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Crowdfunding Issuer. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

4.      Representations and Warranties of the Company and Crowdfunding Issuer. The Company and Crowdfunding Issuer each represent and warrant to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company and Crowdfunding Issuer will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's or Crowdfunding Issuer's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a)     Organization and Standing. The Crowdfunding Issuer is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company is a limited liability company, duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company and Crowdfunding Issuer have all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Crowdfunding Issuer is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b)     Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company and the Crowdfunding Issuer are eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)     Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement and the underlying securities to be issued to the Company has been duly authorized by all necessary corporate action on the part of the Company, and by the Crowdfunding Issuer. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms. Further, the underlying securities to be issued by the Crowdfunding Issuer to the Company will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Crowdfunding Issuer, enforceable against the Crowdfunding Issuer in accordance with their terms.

(d)     Authority for Agreement. The execution and delivery by the Company and Crowdfunding Issuer of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's and Crowdfunding Issuer's powers and have been duly authorized by all necessary actions on the part of the Company, and necessary actions of the Crowdfunding Issuer. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)     No Filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company and Crowdfunding Issuer of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or

make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f)      Financial Statements. Complete copies of the Crowdfunding Issuer's financial statements consisting of the audited balance sheet of the Crowdfunding Issuer for the years ended December 31, 2025 and December 31, 2024, respectively, and the related statements of operations, changes in member's deficit and cash flows at December 31, 2025 and December 31, 2024 (the "**Financial Statements**") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Crowdfunding Issuer and fairly present the financial condition of the Crowdfunding Issuer as of the date they were prepared and the results of the operations and cash flows of the Crowdfunding Issuer for the periods indicated. Alice.CPA LLC, who has provided the audited Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC. Additionally, the Company has had financials for the fiscal year ended December 31, 2025 audited by Alice.CPA LLC, an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g)      Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h)      Litigation.  There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's and Crowdfunding Issuer's knowledge, currently threatened in writing (a) against the Company or Crowdfunding Issuer or (b) against any consultant, officer, manager, director or key employee of the Company or Crowdfunding Issuer arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company or Crowdfunding Issuer.

5. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a)      Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)     Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement. Subscriber is a natural person.

(c)     Manner of Holding. Subscriber understands that the Subscriber is investing into the Company, which will serve as a "crowdfunding vehicle" for an investment between the Company and the Crowdfunding Issuer. The Company will maintain records of securityholders and provide rights as if the Subscriber invested directly into the Crowdfunding Issuer.

(d)     Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(e)     Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC;

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(v) Subscriber understands and agrees that Subscriber will not attempt to Transfer or engage in any resales and that such transfers and resales may be prohibited by the Manager of the Company in its sole discretion, but for very limited situations.

(f)     Investment Limits. Subscriber represents that either:

(i)     Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of its annual income or net worth, or (B) $2,500; or

(ii)     Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12

months, is less than 10% of the greater of its annual income or net worth, and does not exceed $124,000; or

(iii)     Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, and no investment limits shall apply.

(g)     <u>Subscriber information</u>. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a securityholder and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company or the Crowdfunding Issuer is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company or the Crowdfunding Issuer as a condition of such transfer**.

(h)     <u>Crowdfunding Issuer Information</u>. Subscriber has read the Offering Statement. Subscriber understands that the Crowdfunding Issuer is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Crowdfunding Issuer's business, management and financial affairs with managers, officers and management of the Crowdfunding Issuer and has had the opportunity to review the Crowdfunding Issuer's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Crowdfunding Issuer and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Crowdfunding Issuer or others with respect to the business or prospects of the Crowdfunding Issuer or its financial condition.

(i)     <u>Valuation</u>. The Subscriber acknowledges that the price of the Securities was set by the Crowdfunding Issuer on the basis of the Crowdfunding Issuer's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(j)     <u>Domicile</u>. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(k)     <u>Foreign Investors</u>. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

6.     <u>Indemnity</u>. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company, the Crowdfunding Issuer and their respective officers, directors and affiliates, and each other person, if any, who controls the Company or the Crowdfunding Issuer, as the case

may be, within the meaning of Section 15 of the Securities Act, against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7.      Transfer Restrictions.

(a)      "Market Stand-Off" Agreement. Each Subscriber hereby agrees that it will not, without the prior written consent of the managing underwriter or financial advisor to the Crowdfunding Issuer (as applicable), during the period commencing on the date of the final prospectus relating to the registration by the Crowdfunding Issuer of its securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by the Crowdfunding Issuer and the managing underwriter (such period not to exceed one hundred eighty (180) days in the case of the initial public offering (the "IPO") or any merger with or into a special purpose acquisition vehicle ("SPAC"), or such other period as may be requested by the Crowdfunding Issuer or an underwriter or financial advisor to accommodate regulatory restrictions on (1) the publication or other distribution of research reports, and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), or ninety (90) days in the case of any registration other than the IPO, or such other period as may be requested by the Crowdfunding Issuer, its financial advisors or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Shares (or other securities, whether such shares or any such securities are then owned by the Subscriber or are thereafter acquired) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Securities, in cash, or otherwise. The foregoing provisions of this Section 7(a) shall not apply to the sale of any securities to an underwriter pursuant to an underwriting agreement, or the transfer of any securities to any trust for the direct or indirect benefit of the Subscriber or the immediate family of the Subscriber, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall be applicable to the Subscribers only if all officers and directors are subject to the same restrictions. The financial advisors of the Crowdfunding Issuer or its underwriters in connection with such registration are intended third party beneficiaries of this Section 7(a) and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Subscriber further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 7(a) or that are necessary to give further effect thereto.

For purposes of this Section 7(a), the term "Crowdfunding Issuer" shall include any wholly owned subsidiary of the Crowdfunding Issuer into which the Crowdfunding Issuer mergers or consolidates. In order to enforce the foregoing covenant, the Crowdfunding Issuer may impose stop transfer instructions with respect to the Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the foregoing restriction) until the end of such period. The Subscriber agrees that a legend reading substantially as follows may be placed on all certificates representing all of such Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the restriction contained in this Section 7(a)):

> "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT OF PLAYERSTV DIGITAL INC. ("PLAYERSTV DIGITAL"), FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN PLAYERSTV DIGITAL AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT PLAYERSTV DIGITAL'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES."

(b)     Further Limitations on Disposition. Without in any way limiting the representations and warranties set forth in this Agreement, the Subscriber agrees not to make any disposition of all or any portion of the Crowdfunding Issuer's Class B Common Stock or any securities which may be converted into the Crowdfunding Issuer's Class B Common Stock unless and until the transferee has agreed in writing for the benefit of the Crowdfunding Issuer to make the representations and warranties set out in Section 5 and the undertaking set out in Section 7(a) of this Agreement and:

(i) there is then in effect a registration statement under the Securities Act covering such proposed disposition, and such disposition is made in connection with such registration statement; or

(ii) such Subscriber has (A) notified the Crowdfunding Issuer of the proposed disposition; (B) furnished the Crowdfunding Issuer with a detailed statement of the circumstances surrounding the proposed disposition; and (C) if requested by the Crowdfunding Issuer, furnished the Crowdfunding Issuer with an opinion of counsel reasonably satisfactory to the Crowdfunding Issuer that such disposition will not require registration under the Securities Act.

The Subscriber agrees that it will not make any disposition of any of the Crowdfunding Issuer's securities to the Crowdfunding Issuer's competitors, as determined in good faith by the Crowdfunding Issuer.

8.     Applicable Law; Jurisdiction & Venue. All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal laws of the State of Delaware without the application of conflicts of law principals. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the Delaware Court of Chancery and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the above-named courts, except as provided for in Section 10, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject

personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

9.      WAIVER OF JURY TRIAL. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS, THE SHARES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

10.      Mediation. Any dispute, controversy or claim arising out of or relating to this Agreement or the breach thereof or otherwise arising by or between any parties hereto (including the Subscribers and the Company or the Manager), whether arising in tort or contract outside or under the provisions of this Agreement, shall be settled by mediation in Dallas, Texas. The parties shall, before the commencement of judicial proceedings, attempt in good faith to settle their dispute by mediation using American Arbitration Association under its Commercial Arbitration Rules and Mediation Procedures in the City of Dallas, State of Texas. If the dispute cannot be resolved through mediation, then the parties shall proceed with judicial proceedings as set forth in Section 8 and Section 9.

11.      Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) when delivered by hand; or (b) when received by the addressee if sent by a nationally recognized overnight courier; or (c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9):

If to the Company, to:

PlayersTV Digital Holding, LLC
c/o PlayersTV Digital Inc.
5960 Berkshire Ln
Dallas, TX 75225

If to the Crowdfunding Issuer, to:

PlayersTV Digital Inc.
5960 Berkshire Ln
Dallas, TX 75225

If to a Subscriber, to Subscriber's address as shown on the signature page hereto.

Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

12.    Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and the Crowdfunding Issuer and their respective successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company, the Crowdfunding Issuer and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Crowdfunding Issuer is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

*[SIGNATURE PAGE FOLLOWS]*

**PlayersTV Digital, Inc.**

**SUBSCRIPTION AGREEMENT SIGNATURE PAGE**

The undersigned, desiring to purchase Class B Common Stock of PlayersTV Digital, Inc. by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

**(Offline Investor)**
(E-Mail Address)

Number of securities: **Class B Common Stock**
Aggregate Subscription Price: **$0.00 USD**

**TYPE OF OWNERSHIP:**

If the Subscriber is individual: If the Subscriber is not an individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box if the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

## ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

**PlayersTV Digital, Inc.**

By:

Authorized Signing Officer

**CANADIAN ACCREDITED INVESTOR CERTIFICATE**

**TO:   PlayersTV Digital, Inc.** (the "**Corporation**")

The Investor hereby represents, warrants and certifies to the Corporation that the undersigned is an "Accredited Investor" as defined in Section 1.1 of National Instrument 45-106. The Investor has indicated below the criteria which the Investor satisfies in order to qualify as an "Accredited Investor".

The Investor understands that the Corporation and its counsel are relying upon this information in determining to sell securities to the undersigned in a manner exempt from the prospectus and registration requirements of applicable securities laws.

The categories listed herein contain certain specifically defined terms. If you are unsure as to the meanings of those terms, or are unsure as to the applicability of any category below, please contact your legal advisor before completing this certificate.

In connection with the purchase by the undersigned Subscriber of the Purchased Class B Common Stock, the Subscriber hereby represents, warrants, covenants and certifies to the Corporation (and acknowledges that the Corporation and its counsel are relying thereon) that:

a. the Subscriber is, and at the Closing Time, will be, an "accredited investor" within the meaning of NI 45-106 or Section 73.3 of the Securities Act (Ontario), as applicable, on the basis that the undersigned fits within one of the categories of an "accredited investor" reproduced below beside which the undersigned has indicated the undersigned belongs to such category;

b. the Subscriber was not created or is not used, solely to purchase or hold securities as an accredited investor as described in paragraph (m) below; and

c. upon execution of this Schedule B by the Subscriber, including, if applicable, Appendix 1 to this Schedule B, this Schedule B shall be incorporated into and form a part of the Subscription Agreement.


(PLEASE CHECK THE BOX OF THE APPLICABLE CATEGORY OF ACCREDITED INVESTOR)


| | | |
|---|---|---|
| ☐ | (a) | a Canadian financial institution, or a Schedule III bank; |
| ☐ | (b) | the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada); |
| ☐ | (c) | a subsidiary of any Person referred to in paragraphs (a) or (b), if the Person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary; |
| | (d) | a Person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a Person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador); |
| ☐ | (e) | an individual registered under the securities legislation of a jurisdiction of Canada as a representative of a Person referred to in paragraph (d); |
| ☐ | (e.1) | an individual formerly registered under the securities legislation of a jurisdiction of Canada, other than an individual formerly registered solely as a representative of a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador); |
| ☐ | (f) | the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada; |
| ☐ | (g) | a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l'île de Montréal or an intermunicipal management board in Québec; |
| ☐ | (h) | any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government; |
| ☐ | (i) | a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada; |

| | | |
|---|---|---|
| ☐ | (j) | an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds CAD$1,000,000; |
| ☐ | (j.1) | an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds CAD$5,000,000; |
| | (k.1) | an individual whose net income before taxes exceeded CAD$200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded CAD$300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year; |
| | (k.2) | Net income before taxes combined with your spouse's was more than CAD $300,000 in each of the 2 most recent calendar years, and their combined net income before taxes is expected to be more than CAD $300,000 in the current calendar year |
| ☐ | (l) | an individual who, either alone or with a spouse, has net assets of at least CAD$5,000,000; |
| ☐ | (m) | a Person, other than an individual or investment fund, that has net assets of at least CAD$5,000,000 as shown on its most recently prepared financial statements and that has not been created or used solely to purchase or hold securities as an accredited investor; |
| ☐ | (n) | an investment fund that distributes or has distributed its securities only to (i) a Person that is or was an accredited investor at the time of the distribution, (ii) a Person that acquires or acquired securities in the circumstances referred to in sections 2.10 (Minimum amount investment) and 2.19 (Additional investment in investment funds) of NI 45-106, or (iii) a Person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 (Investment fund reinvestment) of NI 45-106; |
| ☐ | (o) | an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt; |
| ☐ | (p) | a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be; |
| | (q) | a Person acting on behalf of a fully managed account managed by that Person, if that Person (i) is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and (ii) in Ontario, is purchasing a security that is not a security of an investment fund; |
| ☐ | (r) | a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded; |
| ☐ | (s) | an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function; |
| ☐ | (t) | a Person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are Persons that are accredited investors; |
| ☐ | (u) | an investment fund that is advised by a Person registered as an adviser or a Person that is exempt from registration as an adviser; |
| | (v) | a Person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as (i) an accredited investor, or (ii) an exempt purchaser in Alberta or Ontario; or |
| ☐ | (w) | a trust established by an accredited investor for the benefit of the accredited investor's family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor's spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor's spouse or of that accredited investor's former spouse. |

(x)        in Ontario, such other persons or companies as may be prescribed by the regulations under the Securities Act (Ontario).

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR:                                                    (Print Full Name of Entity or Individual)


                                                             By:

                                                             (Signature)

                                                             Name:

                                                             (If signing on behalf of entity)

                                                             Title:

                                                             (If signing on behalf of entity)


### Definitions for Accredited Investor Certificate

As used in the Accredited Investor Certificate, the following terms have the meanings set out below:

a. "**Canadian financial institution**" means (i) an association governed by the *Cooperative Credit Associations Act* (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or (ii) a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;

b. "**entity**" means a company, syndicate, partnership, trust or unincorporated organization;

c. "**financial assets**" means cash, securities, or any a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

d. "**fully managed account**" means an account of a client for which a Person makes the investment decisions if that Person has full discretion to trade in securities for the account without requiring the client's express consent to a transaction;

e. "**investment fund**" means a mutual fund or a non-redeemable investment fund, and, for greater certainty in Ontario, includes an employee venture capital corporation that does not have a restricted constitution, and is registered under Part 2 of the *Employee Investment Act* (British Columbia), R.S.B.C. 1996 c. 112, and whose business objective is making multiple investments and a venture capital corporation registered under Part 1 of the *Small Business Venture Capital Act* (British Columbia), R.S.B.C. 1996 c. 429 whose business objective is making multiple investments;

f. "**mutual fund**" means an issuer whose primary purpose is to invest money provided by its security holders and whose securities entitle the holder to receive on demand, or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in part of the net assets, including a separate fund or trust account, of the issuer;

g. "**non-redeemable investment fund**" means an issuer,
   A. whose primary purpose is to invest money provided by its securityholders,
   B. that does not invest,
      i. for the purpose of exercising or seeking to exercise control of an issuer, other than an issuer that is a mutual fund or a non-redeemable investment fund, or
      ii. for the purpose of being actively involved in the management of any issuer in which it invests, other than an issuer that is a mutual fund or a non-redeemable investment fund, and
   C. that is not a mutual fund;

h. "**related liabilities**" means liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets and liabilities that are secured by financial assets;

i. "**Schedule III bank**" means an authorized foreign bank named in Schedule III of the Bank Act (Canada);

j. "**spouse**" means an individual who (i) is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual, (ii) is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or (iii) in Alberta, is an individual referred to in paragraph (i) or (ii), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and

k. "**subsidiary**" means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.


In NI 45-106 a Person or company is an affiliate of another Person or company if one of them is a subsidiary of the other, or if each of them is controlled by the same Person.

In NI 45-106 a Person (first Person) is considered to control another Person (second Person) if (a) the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, (b) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (c) the second Person is a limited partnership and the general partner of the limited partnership is the first Person.

RISK ACKNOWLEDGEMENT FORM (FORM 45-106F9)

**Form for <u>Individual</u> Accredited Investors**

**WARNING! This investment is risky.  Do not invest unless you can afford to lose all the money you pay for this investment**.

| Section 1 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER | | |
|---|---|---|
| **1. About your investment** | | |
| Type of Securities: Class B Common Stock | Issuer: PlayersTV Digital, Inc. (the "Issuer") | |
| Purchased from:  The Issuer | | |
| **Sections 2 to 4 – TO BE COMPLETED BY THE PURCHASER** | | |
| **2. Risk acknowledgement** | | |
| This investment is risky.  Initial that you understand that: | | **Your Initials** |
| **Risk of loss** – You could lose your entire investment of $ | | |
| **Liquidity risk** – You may not be able to sell your investment quickly – or at all. | | |
| **Lack of information** – You may receive little or no information about your investment. | | |
| **Lack of advice** – You will not receive advice from the salesperson about whether this investment is suitable for you unless the salesperson is registered.  The salesperson is the person who meets with, or provides information to, you about making this investment.  To check whether the salesperson is registered, go to www.aretheyregistered.ca. | | |
| **3. Accredited investor status** | | |
| You must meet at least one of the following criteria to be able to make this investment.  Initial the statement that applies to you.  (You may initial more than one statement.) The person identified in section 6 is responsible for ensuring that you meet the definition of accredited investor.  That person, or the salesperson identified in section 5, can help you if you have questions about whether you meet these criteria. | | **Your Initials** |
| • Your net income before taxes was more than CAD$200,000 in each of the 2 most recent calendar years, and you expect it to be more than CAD$200,000 in the current calendar year. (You can find your net income before taxes on your personal income tax return.) | | |
| • Your net income before taxes combined with your spouse's was more than $300,000 in each of the 2 most recent calendar years, and you expect your combined net income before taxes to be more than CAD$300,000 in the current calendar year. | | |
| • Either alone or with your spouse, you own more than CAD$1 million in cash and securities, after subtracting any debt related to the cash and securities. | | |
| • Either alone or with your spouse, you have net assets worth more than CAD$5 million.  (Your net assets are your total assets (including real estate) minus your total debt.) | | |
| **4. Your name and signature** | | |
| By signing this form, you confirm that you have read this form and you understand the risks of making this investment as identified in this form. | | |
| First and Last Name (please print): | | |
| Signature: | | |
| Date: | | |
| **Section 5 – TO BE COMPLETED BY THE SALESPERSON** | | |
| **5. Salesperson information** | | |
| | | |
| First and Last Name of Salesperson (please print): | | |
| Telephone: | Email: | |
| Name of Firm (if registered): | | |

| Section 6 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER |
|---|
| **6. For more information about this investment** |
| **For more information about this investment / the Issuer:**<br><br>Company Name: **PlayersTV Digital, Inc.**<br>Address: , , ,<br>Contact:<br>Email:<br>Telephone:<br><br>**For more information about prospectus exemptions, contact your local securities regulator.  You can find contact information at www.securities-administrators.ca.** |

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

**Aggregate subscription price invested in this offering: 0.00 USD**

**The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD**

**The Investor's investment limit for this offering is: 0.00USD**

**The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD**

**The Investor's net worth (if not an accredited investor): USD**

**The Investor's income (if not an accredited investor): USD**

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor’s spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor’s principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR:            (Print Full Name of Entity or Individual)

By:

     (Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

**INTERNATIONAL INVESTOR CERTIFICATE**

**FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES**

**TO:     PlayersTV Digital, Inc.** (the "**Corporation**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Corporation that:

i. the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

ii. the issuance of the securities in the capital of the Corporation under this agreement (the "**Securities**" ) by the Corporation to the Subscriber (or its disclosed principal, if any) may be effected by the Corporation without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii. the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv. the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v. the applicable securities laws do not require the Corporation to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Corporation to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Corporation to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Corporation;

vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Corporation shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii. the Subscriber will provide such evidence of compliance with all such matters as the Corporation or its counsel may request.

The Subscriber acknowledges that the Corporation is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Corporation. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Corporation to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR:                                              (Print Full Name of Entity or Individual)


                                                       By:

                                                       (Signature)

                                                       Name:

                                                       (If signing on behalf of entity)

                                                       Title:

                                                       (If signing on behalf of entity)

**AML Certificate**

By executing this document, the client certifies the following:

**If an Entity:**
1. I am the  of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

**All subscribers:**

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

DATED:

INVESTOR:                                                         (Print Full Name of Investor)


                                                                  By:

                                                                      (Signature)

                                                                  Name of Signing Officer (if Entity):

                                                                  Title of Signing Officer (if Entity):

**Appendix 1 - Subscriber  Information**

**For the Subscriber and Joint Holder (if applicable)**

| Name | Address | Date of Birth (if an Individual) | Taxpayer Identification Number |
|------|---------|----------------------------------|-------------------------------|
|      |         |                                  |                               |
|      |         |                                  |                               |

**For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)**

1. One Current control person of the Organization:

| Name | Address | Date of Birth | Taxpayer Identification Number |
|------|---------|---------------|-------------------------------|
|      |         |               |                               |

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

| Name | Address | Date of Birth | Taxpayer Identification Number |
|------|---------|---------------|-------------------------------|
|      |         |               |                               |
|      |         |               |                               |
|      |         |               |                               |
|      |         |               |                               |

**For a Trust (Insert names and addresses or attach a list)**

1. Current trustees of the Organization:

| Name | Address | Date of Birth | Taxpayer Identification Number |
|------|---------|---------------|-------------------------------|
|      |         |               |                               |
|      |         |               |                               |
|      |         |               |                               |

## <u>Self-Certification of Trustee</u>

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in PlayersTV Digital, Inc.'s offering.

I certify that:

1. I, , am the trustee of the ("Trust") (the "**Trustee**")

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in PlayersTV Digital, Inc.'s offering;

3. As the Trustee, I have the authority to execute all Trust powers.  Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust ("**Trust Investment**").

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

**EXHIBIT D**
**Co-Issuer Operating Agreement**
**(Attached)**

Docusign Envelope ID: 63A74F87-66BD-4BD8-A1FF-47857C6049FB

**LIMITED LIABILITY COMPANY AGREEMENT**

**OF**

**PLAYERSTV DIGITAL HOLDING, LLC**

**This LIMITED LIABILITY COMPANY AGREEMENT** (the "**Agreement**") of PlayersTV Digital Holding, LLC, a Delaware limited liability company (the "**Company**") is entered into as of May 22, 2025 by and among the Company, PlayersTV Digital Inc. (the "**Manager**") and any other Person who, after the date hereof, becomes a Member in accordance with the terms of this Agreement (collectively, the "**Members**"). Capitalized terms used herein without definition shall have the respective meanings ascribed to them in Article X.

**WHEREAS**, the Company was formed to serve as a "crowdfunding vehicle" as that term is defined in Rule 3a-9 under the Investment Company Act of 1940, as amended (the "**Investment Company Act**"), which provides that the Company must be organized and operated for the sole purpose of directly acquiring, holding, and disposing of securities issued by a single crowdfunding issuer and raising capital in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act of 1933, as amended (the "**Securities Act**").

**WHEREAS,** the Company will undertake the limited purpose of acquiring, holding, and disposing of Securities (defined below) issued by PlayersTV Digital Inc. (the "**Crowdfunding Issuer**"), which will also serve as the Manager of the Company.

**WHEREAS,** it is the intent of the Company to issue Interests (defined below) that maintain a one-to-one relationship between the number, denomination, type and rights of the securities issued by the Crowdfunding Issuer to the Company pursuant to Regulation Crowdfunding.

**NOW THEREFORE,** the limited liability company agreement of the Company is hereby adopted to read in its entirety as agreed upon the Company, its Manager, and the Members as follows:

### ARTICLE I – ORGANIZATIONAL MATTERS

Section 1.01     Name. The name of the Company is PlayersTV Digital Holding, LLC.

Section 1.02     Principal Office. The principal office of the Company is located at 5960 Berkshire Ln, Dallas, TX 75225 or such other location as may from time to time be determined by the Manager. The Manager shall give prompt notice of any such change to each of the Members.

Section 1.03     Registered Office; Registered Agent. The registered office of the Company and the registered agent for service of process on the Company in the State of Delaware shall be that office and Person named in the Certificate of Formation or such other office (which need not be a place of business of the Company) or such other Person or Persons as the Manager may designate from time to time in the manner provided by the Delaware Act and Applicable Law.

Section 1.04     Purpose; Powers.

(a)     The purpose of the Company to serve as a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act, specifically, to undertake the acquiring, holding, and

disposing of the Securities issued by the Crowdfunding Issuer and to engage in any and all activities necessary or incidental thereto.

(b)     If there is any uncertainty regarding the interpretation of any provision of this Agreement, the uncertainty shall be resolved in favor of maintaining the Company's status as a "crowdfunding vehicle."

Section 1.05     Term. The term of the Company commenced on the date and time the Certificate of Formation was filed with the Secretary of State of the State of Delaware and shall continue in existence perpetually or until any earlier date when the Company is terminated in accordance with the provisions of this Agreement or as provided by law.

Section 1.06     Fiscal Year. The Company's fiscal year shall be the same as that of the Crowdfunding Issuer.

Section 1.07     Reimbursement and Payment of Expenses. All expenses incurred by the Company for the formation, operation, or winding up of the Company shall be paid by the Crowdfunding Issuer, or the Crowdfunding Issuer shall reimburse the Company for any such expenses paid by the Company. Further, any expenses incurred by the Company for its operations pursuant to its purpose identified in Section 1.04 shall be paid solely by the Crowdfunding Issuer.

## ARTICLE II – MEMBERS

Section 2.01     Members. The names, mailing addresses, and Interests of the Members are set out in Schedule I attached hereto (the "**Members Schedule**"). The Manager shall maintain and update the Members Schedule upon the issuance or Transfer of any Interests to any new or existing Member in accordance with this Agreement. The Manager may also engage a registered transfer agent to maintain the Members Schedule. Members may only be natural persons.

Section 2.02     Capital Contributions; No Withdrawals.

(a)     The Members have contributed to the Company the amounts, in the form of cash, property, services, or a promissory note, or other obligation (as such amounts may be amended herein from time to time, the "**Capital Contributions**") set out in the Members Schedule. No Member is required to make additional Capital Contributions to the Company.

(b)     No Member shall be entitled to withdraw any part of a Capital Contribution or to receive any distribution from the Company, except as otherwise provided in this Agreement.

Section 2.03     Admission of Additional Members.

(a)     Additional Members may be admitted upon (i) the Crowdfunding Issuer selling additional securities of the same class or rights as when Members were first admitted to the Company, or (ii) a Transfer of Interests, subject to compliance with the provisions of ARTICLE VI, and in either case, following compliance with the provisions of Section 2.03(b).

(b) In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance or a Transfer (including a permitted Transfer) of Interests, such Person shall have executed and delivered to the Company a written undertaking accepting the terms of this Agreement. Upon the amendment of the Members Schedule by the Manager and the satisfaction of any other applicable conditions, including, if a condition, the receipt by the Company of payment for the issuance of the applicable Interests, such Person shall be admitted as a Member, shall be a party hereto,

Docusign Envelope ID: 63A74F87-66BD-4BD8-A1FF-47857C6049FB

shall be deemed listed as such on the books and records of the Company, and thereupon shall be issued his, her, or its Interests.

Section 2.04    No Withdrawal; Death of Member.

(a)    So long as a Member continues to hold any Interest, such Member shall not have the ability to withdraw as a Member prior to the dissolution and winding up of the Company and any such withdrawal or attempted withdrawal by a Member prior to the dissolution and winding up of the Company shall be null and void. As soon as any Member ceases to hold any Interests, such Person shall no longer be a Member. A Member shall not cease to be a Member as a result of the bankruptcy of such Member or as a result of any other events specified in the Delaware Act.

(b)    The death of any Member shall not cause the dissolution of the Company. In such event, the Company and its business shall be continued by the remaining Member or Members and the Interests owned by the deceased Member shall be automatically Transferred to such Member's executors, administrators, testamentary trustees, legatees, distributees, or beneficiaries, as applicable, as permitted Transferees; provided, that any such permitted Transferee shall be admitted as a Member only upon compliance with the provisions of Section 2.03(b).

Section 2.05    Certification of Interests.

(a)    The Company may, but shall not be required to, issue certificates evidencing Interests in the Company.

(b)    Interests shall be reflected in the books and records of the Company as Units.

(c)    If the Manager shall issue certificates representing Interests in accordance with Section 2.05(a), then in addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Interests shall bear a legend substantially in the following form:

THE INTERESTS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LIMITED LIABILITY COMPANY AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, GIFT, PLEDGE, ENCUMBRANCE, HYPOTHECATION, OR OTHER DISPOSITION OF THE INTERESTS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH LIMITED LIABILITY COMPANY AGREEMENT.

THE INTERESTS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT AND REGULATION CROWDFUNDING PROMULTATED THEREUNDER. THE TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, OR OTHER DISPOSITION IS LIMITED BY SUCH LAW AND REGULATION.

Section 2.06    Meetings.

(a)    To the extent the Securities, and thus the Interests, provide the right to vote, or require approval of the holders of the Interests, meetings of the Members may be called by the Manager.

(b)    Written notice stating the place, electronic access information, date, and time of the meeting and, in the case of a meeting of the Members not regularly scheduled, describing the purposes

for which the meeting is called, shall be delivered not fewer than ten (10) days and not more than thirty (30) days before the date of the meeting to each Member, by or at the direction of the Manager or the Member(s) calling the meeting, as the case may be. The Members may hold meetings at the Company's principal office or at such other place, or by electronic means as the Manager or the Member(s) calling the meeting may designate in the notice for such meeting. To the extent possible, the Manager shall give Members the same notice as provided for in the Crowdfunding Issuer's constitutive documents.

(c)     Any Member may participate in a meeting of the Members by means of telephone or other electronic communications equipment by means of which all Persons participating in the meeting hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d)     On any matter that is to be voted on by the Members, a Member may vote in person or by proxy, and such proxy may be granted in writing, by means of Electronic Transmission, or as otherwise permitted by Applicable Law. Every proxy shall be revocable in the discretion of the Member executing it unless otherwise provided in such proxy; provided, that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy prior to such revocation.

(e)     The business to be conducted at such meeting need not be limited to the purpose described in the notice and can include other business to be conducted by the Members; provided, that the Members shall have been notified of the meeting in accordance with Section 2.06(b). Attendance of a Member at any meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(f)     Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of quorum, a quorum of any meeting of the Members shall require the presence, whether in person or by proxy, of the Members holding a majority of the Interests. Subject to Section 2.07, no action may be taken by the Members unless the appropriate quorum is present at a meeting.

(g)     Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of voting, subject to Section 2.07, Section 3.02, and Section 11.09, and any other provision of this Agreement or the Delaware Act requiring the vote, consent, or approval of a different percentage of the Interests, no action may be taken by the Members at any meeting at which a quorum is present without the affirmative vote of the Members holding a majority of the Interests.

Section 2.07    Action Without Meeting. Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of action without meeting, notwithstanding the provisions of Section 2.06, any matter that is to be voted on, consented to, or approved by Members may be taken without a meeting, without prior notice, and without a vote if consented to, in writing or by Electronic Transmission, by a Member or Members holding not less than a minimum number of votes that would be necessary to authorize or take such action at a meeting at which each Member entitled to vote on the action is present and votes on such matter. A record shall be maintained by the Manager of each such action taken by written consent of a Member or Members.

Docusign Envelope ID: 63A74F87-66BD-4BD8-A1FF-47857C6049FB

## ARTICLE III – MANAGEMENT

Section 3.01    Management of the Company. Subject to the provisions of Section 3.02, and except as otherwise provided by the Delaware Act, the business, property, and affairs of the Company shall be managed by the Manager. The actions of the Manager taken in accordance with the provisions of this Agreement shall bind the Company. No other Member of the Company shall have any authority or right to act on behalf of or bind the Company, unless otherwise provided herein or unless specifically authorized by the Manager pursuant to a duly adopted resolution expressly authorizing such action.

Section 3.02    Actions Requiring Approval of Members. Without the written approval of Members holding a majority of the Interests, the Company shall not, and shall not enter into any commitment to:

(a)    Amend, modify, or waive any provisions of the Certificate of Formation or this Agreement; provided that the Manager may, without the consent of the other Members, amend the Members Schedule following any new issuance, redemption, repurchase, or Transfer of Interests in accordance with this Agreement.

(b)    Issue additional Interests or other securities outside of a Regulation Crowdfunding Offering with the Crowdfunding Issuer, except in connection with a Transfer of Interests that complies with the applicable provisions of ARTICLE VI and Section 2.03(b), or admit additional Members to the Company.

(c)    Dissolve, wind up, or liquidate the Company or initiate a bankruptcy proceeding involving the Company, at the sole discretion of the Manager; provided that no vote shall be required when such dissolution, winding up, or liquidation occurs under the terms of the Securities or Interests.

Notwithstanding the above, the Manager shall be able to take all actions necessary without the consent of the Members in order to maintain the Company's status as a crowdfunding vehicle.

Section 3.03    Prohibited Actions. The Manager is prohibited from having the Company take the following actions, or any other action which would result in the Company violating the conditions to be a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act, except for transactions with the Crowdfunding Issuer pursuant to Regulation Crowdfunding. Such prohibited actions include, but are not limited to:

(a)    Incurring any indebtedness, pledge or granting liens on any assets, or guarantee, assume, endorse, or otherwise become responsible for the obligations of any other Person.

(b)    Making any loan or advance to, or a Capital Contribution or investment in, any Person.

(c)    Entering into or effecting any transaction or series of related transactions involving the purchase, lease, license, exchange, or other acquisition (including by merger, consolidation, sale of stock, or acquisition of assets) by the Company of any assets and/or equity interests.

(d)    Entering into or effect any transaction or series of related transactions involving the sale, lease, license, exchange, or other disposition (including by merger, consolidation, sale of stock, or sale of assets) by the Company of any assets and/or equity interests.

Section 3.04    Officers. The Manager may appoint one or more individuals as officers of the Company (the "**Officers**") as the Manager deems necessary or desirable to carry on the business of the

Company and may delegate to such Officers such power and authority as the Manager deems advisable. An Officer is not required to be a Member of the Company. Any individual may hold two or more offices of the Company. Each Officer shall hold office until his or her successor is designated by the Manager or until his or her earlier death, resignation, or removal. Any Officer may resign at any time upon written notice to the Manager. Any Officer may be removed by the Manager at any time, with or without cause. A vacancy in any office occurring because of death, resignation, removal, or otherwise may, but need not, be filled by the Manager.

Section 3.05     Replacement and Resignation of Manager. The Manager may be removed at any time, with or without cause, by the Members holding eighty five percent (75%) of the Interests. The Manager may resign at any time by delivering a written resignation to the Company, which resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of a particular event. Following the Manager's removal or resignation, a successor Manager shall be elected by the affirmative vote of the Members holding a majority of the Interests. The removal of the Manager shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of such Member from the Company.

Section 3.06     Votes. Any vote required pursuant to this Article III may be made in accordance with Section 2.06 or Section 2.07.

## ARTICLE IV – ALLOCATIONS

Section 4.01     Allocation of Profits and Losses.

(a)     All items of income, gain, loss deduction, and credit incurred or accrued by the Company shall be allocated among the Members pro rata in accordance with their respective Interests.

(b)     Notwithstanding any other provision of this Agreement, (i) "partner nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(i)), if any, of the Company shall be allocated for each Fiscal Year to the Member that bears the economic risk of loss within the meaning of Treasury Regulations Section 1.704-2(i) and "nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(b)) and "excess nonrecourse liabilities" (as defined in Treasury Regulations Section 1.752-3(a)), if any, shall be allocated to and among the Members in accordance with their Interests.

(c) This Agreement shall be deemed to include "qualified income offset," "minimum gain chargeback," and "partner nonrecourse debt minimum gain chargeback" provisions within the meaning of Treasury Regulations under Section 704(b) of the Code.

## ARTICLE V – DISTRIBUTIONS

Section 5.01     Distributions.

(a)     In the event that any distributable cash or other assets are received by the Company from the Crowdfunding Issuer pursuant to the terms of the Securities, the Manager shall make such distributions promptly to the holders of the Interests on a one-to-one basis as if the holders of the Interests held the Securities directly. The Manager may instruct the Crowdfunding Issuer to make such distribution directly to the holders of the Interests.

(b)     Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any distribution to Members if such distribution would violate the Delaware Act or other Applicable Law.

**ARTICLE VI – TRANSFERS**

Section 6.01     General Restrictions on Transfer.

(a)     No Member shall Transfer all or any portion of its Interests in the Company, except with the written consent of the Manager. No Transfer of Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee is admitted as a Member of the Company in accordance with Section 2.03 hereof.

(b)     Notwithstanding any other provision of this Agreement (including Section 6.02), each Member agrees that it will not Transfer all or any portion of its Interests in the Company, and the Company agrees that it shall not issue any Interests:

(i)     except as permitted under the Securities Act and other applicable federal or state securities or blue sky laws;

(ii)     if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the Delaware Act;

(iii)     if such Transfer or issuance would cause the Company to be required to register as an investment company under the Investment Company Act of 1940, as amended; or

(iv)     if such Transfer or issuance would cause the assets of the Company to be deemed "Plan Assets" as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company.

(c)     Any Transfer or attempted Transfer of any Interest in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books, and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue to be treated) as the owner of such Interest for all purposes of this Agreement.

(d)     Except as provided in Section 2.05(b), no Transfer (including a permitted Transfer) of Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee (including a permitted Transferee) is admitted as a Member of the Company in accordance with Section 2.03(b) hereof.

(e)     For the avoidance of doubt, any Transfer of a Interest permitted by this Agreement shall be deemed a sale, transfer, assignment, or other disposal of such Interest in its entirety as intended by the parties to such Transfer, and shall not be deemed a sale, transfer, assignment, or other disposal of any less than all of the rights and benefits described in the definition of the term "Interest," unless otherwise explicitly agreed to by the parties to such Transfer.

Section 6.02     Further Restrictions on Transfer.

(a)     During the one-year period beginning on the date on which it acquired the Interest, a Member may not transfer such Interest except:

(i)     To the Crowdfunding Issuer;

(ii)     To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii)     As part of an offering registered under the Securities Act; or

(iv)    To a member of the Interest holder's family or the equivalent, to a trust controlled by the Interest holder, to a trust created for the benefit of a member of the family of the Interest holder or equivalent, or in connection with the death or divorce of the Interest holder or other similar circumstance.

## ARTICLE VII – NO PERSONAL LIABILITY AND INDEMNIFICATION

Section 7.01    <u>No Personal Liability: Members; Manager</u>.

(a)    Except as otherwise provided in the Delaware Act, by Applicable Law, or expressly in this Agreement, no Member will be obligated personally for any debt, obligation, or liability of the Company or other Members, whether arising in contract, tort, or otherwise, solely by reason of being a Member.

(b)    Except as otherwise provided in the Delaware Act, by Applicable Law, or expressly in this Agreement, no Manager will be obligated personally for any debt, obligation, or liability of the Company, whether arising in contract, tort, or otherwise, solely by reason of being a Manager.

Section 7.02    <u>Indemnification</u>.

(a)    To the fullest extent permitted under the Delaware Act, any Covered Person (as defined in section (c) below) shall be entitled to indemnification and reimbursement of expenses by the Crowdfunding Issuer for and against any loss, damage, claim, or expense (including attorneys' fees) (collectively, "**Losses**") whatsoever incurred by the Covered Person relating to or arising out of any act or omission or alleged acts or omissions (whether or not constituting negligence) performed or omitted by any Covered Person on behalf of the Company; provided, however, that (i) any indemnity under this Section 7.02 shall be provided by the Crowdfunding Issuer, and neither any Member nor any other Person shall have any personal liability to contribute to such indemnity by the Crowdfunding Issuer; (ii) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful; and (iii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction.

(b)    Upon receipt by the Company of a written undertaking by or on behalf of the Covered Person to repay such amounts if it is finally judicially determined that the Covered Person is not entitled to indemnification under this Section 7.02, the Crowdfunding Issuer shall advance, to the extent reasonably required, each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend, or defending any claim, lawsuit, or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 7.02.

(c)    For purposes of this Section 7.02, "**Covered Person**" means (i) each Member of the Company; (ii) each Manager and Officer of the Company; and (iii) each officer, director, shareholder, partner, manager, member, Affiliate, employee, agent, or representative of each Member and of each Manager.

## ARTICLE VIII – REPORTS, ACCOUNTING, AND TAX MATTERS

Section 8.01    <u>Inspection Rights</u>. Upon reasonable notice from a Member, the Company shall afford the Member access during normal business hours to the corporate, financial, and similar records, reports, and documents of the Company, and shall permit the Member to examine such documents and

Docusign Envelope ID: 63A74F87-66BD-4BD8-A1FF-47857C6049FB

make copies thereof. Further, upon reasonable notice from a Member, the Manager shall make available the same such information of the Crowdfunding Issuer.

Section 8.02　　Income Tax Status. It is the intent of this Company and the Members that this Company shall be treated as partnership for US, federal, state, and local income tax purposes. Neither the Manager nor any Member shall make an election for the Company to be classified as other than a partnership pursuant to Treasury Regulations Section 301.7701-3.

Section 8.03　　Tax Matters Representative.

(a)　　Appointment; Resignation. The Members hereby appoint the Manager as the "partnership representative" as provided in Section 6223(a) of the Code (the "**Partnership Representative**"). The Partnership Representative can be removed at any time by a vote of Members holding 75% of the Interests of the Company, and shall resign if it is no longer the Manager. In the event of the resignation or removal of the Partnership Representative, the holders of a majority of the Interests of the Company shall appoint a new Partnership Representative.

(b)　　Tax Examinations and Audits. The Partnership Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by any federal, state, local, or foreign taxing authority, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith.

The Partnership Representative shall have sole authority to act on behalf of the Company in any such examinations and any resulting administrative or judicial proceedings, and shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

(c)　　US Federal Tax Proceedings. To the extent permitted by applicable law and regulations, the Partnership Representative will cause the Company to annually elect out of the partnership audit procedures set forth in Subchapter C of Chapter 63 of the Code as amended by the Bipartisan Budget Act of 2015 (the "**Revised Partnership Audit Rules**") pursuant to Section 6221(b) of the Code. For any year in which applicable law and regulations do not permit the Company to elect out of the Revised Partnership Audit Rules, then within forty-five (45) days of any notice of final partnership adjustment, the Partnership Representative will cause the Company to elect the alternative procedure under Section 6226 of the Code, and furnish to the Internal Revenue Service and each Member (including former Members) during the year or years to which the notice of final partnership adjustment relates a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment.

(d)　　Section 754 Election. The Partnership Representative shall make an election under Section 754 of the Code only with the agreement in writing of a majority of the outstanding Interests.

(e)　　Indemnification. The Company, through the Crowdfunding Issuer, shall defend, indemnify, and hold harmless the Partnership Representative against any and all liabilities sustained as a result of any act or decision concerning Company tax matters and within the scope of such Member's responsibilities as Partnership Representative, so long as such act or decision was done or made in good faith and does not constitute gross negligence or willful misconduct.

Section 8.04    Tax Returns.

(a)    At the expense of the Crowdfunding Issuer, the Manager will cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company owns property or does business. As soon as reasonably possible after the end of each Fiscal Year, the Manager will deliver to each Member, Company information necessary for the preparation of such Member's federal, state, and local income tax returns for such Fiscal Year.

(b)    Each Member agrees that such Member shall not treat any Company item on such Member's federal, state, foreign, or other income tax return inconsistently with the treatment of the item on the Company's return.

Section 8.05    Reports under Regulation Crowdfunding.

(a)    The Manager shall provide all information necessary to the Crowdfunding Issuer for the Crowdfunding Issuer to make such ongoing reports as required by Regulation Crowdfunding.

(b)    The Manager will cause the prompt distribution of any disclosure, and ongoing reports prepared by the Crowdfunding Issuer as soon as such disclosures and ongoing reports are completed by the Crowdfunding Issuer.

## ARTICLE IX – DISSOLUTION AND LIQUIDATION

Section 9.01    Events of Dissolution. The Company shall be dissolved and its affairs wound up only upon the occurrence of any of the following events:

(a)    An election to dissolve the Company made by holders of 75% of the Interests;

(b)    The sale, exchange, involuntary conversion, or other disposition or Transfer of all or substantially all of the assets of the Crowdfunding Issuer;

(c)    Declaration of effectiveness of a registration statement covering the Securities under the Securities Act or the Securities Exchange Act of 1934, as amended, by the Crowdfunding Issuer; or

(d)    The entry of a decree of judicial dissolution under the Delaware Act.

Section 9.02    Effectiveness of Dissolution. Dissolution of the Company shall be effective on the day on which the event described in Section 9.01 occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been distributed as provided in Section 9.03, and the Certificate of Formation shall have been cancelled as provided in Section 9.04.

Section 9.03    Liquidation. If the Company is dissolved pursuant to Section 9.01, the Company shall be liquidated and its business and affairs wound up in accordance with the Delaware Act and the following provisions:

(a)    The Manager, or another Person selected by the Manager, shall act as liquidator to wind up the Company (the "**Liquidator**"). The Liquidator shall have full power and authority to distribute, sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner, in compliance with rules and regulations applicable to a "crowdfunding vehicle."

(b)　　As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made of the Company's Securities, assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(c)　　The Liquidator shall transfer ownership of the Securities to the Interest holders.

(d)　　The Liquidator shall then liquidate the assets of the Company, if any, and distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law, and with any amounts to be paid to creditors to be paid by the Crowdfunding Issuer:

(i)　　First, to the payment of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(ii)　　Second, to the establishment of and additions to reserves that are determined by the Manager to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and

(iii)　　Third, to the Members, on a pro rata basis, in accordance with the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments for the taxable year of the Company during which the liquidation of the Company occurs.

Section 9.04　　Required Filings. Upon completion of the winding up of the Company, the Liquidator shall make all necessary filings required by the Delaware Act.

### ARTICLE X – Definitions

Section 10.01　　Definitions. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this Section 10.01:

(a)　　"**Affiliate**" means, with respect to any Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person. For purposes of this definition, "control" when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract, or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

(b)　　"**Applicable Law**" means all applicable provisions of (i) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, or orders of any Governmental Authority; (ii) any consents or approvals of any Governmental Authority; and (iii) any orders, decisions, advisory, or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

(c)　　"**Certificate of Formation**" means the certificate of formation filed with the Delaware Secretary of State on April 2, 2025.

(d)　　"**Code**" means the Internal Revenue Code of 1986, as amended.

(e)　　"**Delaware Act**" means the Delaware Limited Liability Company Act and any successor statute, as it may be amended from time to time.

(f)  "**Electronic Transmission**" means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved, and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

(g)  "**Fiscal Year**" means the calendar year, unless the Company is required or elects to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

(h)  "**Governmental Authority**" means any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasigovernmental authority (to the extent that the rules, regulations, or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

(i)  "**Interest**" means an interest in the Company owned by a Member, including such Member's rights to (i) receive a distributive share of Company assets and items of Company income, gain, loss, and deduction; (ii) vote, consent, or participate in any Member decisions provided in this Agreement and the Delaware Act; and (iii) receive any and all other benefits due to a Member under this Agreement and the Delaware Act.

(j)  "**Lien**" means any mortgage, pledge, security interest, option, right of first offer, encumbrance, or other restriction or limitation of any nature whatsoever.

(k)  "**Manager**" means, initially, PlayersTV Digital Inc., or such other Member as may be designated or become the Manager pursuant to the terms of this Agreement.

(l)  "**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

(m)  "**Securities**" means the underlying securities (i.e., Class B Common Stock) of the Crowdfunding Issuer issued in a Regulation CF offering.

(n)  "**Securities Act**" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

(o)  "**Transfer**" means to sell, transfer, assign, gift, pledge, encumber, hypothecate, or similarly dispose of, directly or indirectly, voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, gift, pledge, encumbrance, hypothecation, or similar disposition of, any Interests or any interest (including a beneficial interest) therein. "**Transfer**" when used as a noun shall have a correlative meaning.

(p)  "**Transferor**" and "**Transferee**" mean a Person who makes or receives a Transfer, respectively.

(q)  "**Units**" shall be the measure by which each Member's Interest is determined. The Company is not obligated to issue certificates to represent any Units. A transfer of Units will include a transfer of the Capital Account that is attributable to such Units as of the effective date of such transfer determined in accordance with Section 6.01, and such will be determined on a proportionate basis if fewer than all of the Units owned by any Member are being transferred by such Member. Each Unit shall carry an incremental dollar amount established by the Manager for the sale of Interests that investors can purchase in order to become Members of the Company.

## ARTICLE XI – MISCELLANEOUS

Section 11.01    <u>Governing Law</u>. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any jurisdiction).

Section 11.02    <u>Submission to Jurisdiction</u>. The parties hereby agree that any suit, action, or proceeding based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, shall be brought in the federal courts of the United States of America or the courts of the State of Delaware. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action, or proceeding.

Section 11.03    <u>Waiver of Jury Trial</u>. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAVIES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.04    <u>Waiver</u>. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege. Nothing contained in this Section 11.04 shall diminish the waiver described in Section 11.03.

Section 11.05    <u>Notices</u>. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given:

(a)    when delivered by hand;

(b)    when received by the addressee if sent by a nationally recognized overnight courier;

(c)    on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or

(d)    on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.

Such communications must be sent to the respective parties at the following addresses (or at such other addresses for a party as shall be specified in a notice given in accordance with this Section 11.05):

| | |
|---|---|
| **If to the Company**: | c/o PlayersTV Digital Inc. |
| | 5960 Berkshire Ln |
| | Dallas, TX 75225 |
| | Email: collin@playerstv.com |
| | Attention: Collin Castellaw, Co-CEO of PlayersTV Digital Inc. |
| | |
| **If to the Manager**: | PlayersTV Digital Inc. |
| | 5960 Berkshire Ln |
| | Dallas, TX 75225 |
| | Email: collin@playerstv.com |
| | Attention: Collin Castellaw, Co-CEO |
| | |
| **If to a Member**: | To the Member's respective mailing address as set forth on the Members Schedule. |

Section 11.06   Remedies. In the event of any actual or prospective breach or default by any party, the other parties shall be entitled to equitable relief, including remedies in the nature of injunction and specific performance, awarded by a court of competent jurisdiction (without being required to post a bond or other security or to establish any actual damages). In this regard, the parties acknowledge and agree that they will be irreparably damaged in the event this Agreement is not specifically enforced, since (among other things) the Interests are not readily marketable. All remedies hereunder are cumulative and not exclusive, may be exercised concurrently, and nothing herein shall be deemed to prohibit or limit any party from pursuing any other remedy or relief available at law or in equity for any actual or prospective breach or default, including recovery of damages. In addition, the parties hereby waive and renounce any defense to such equitable relief that an adequate remedy at law may exist.

Section 11.07   Severability. If any term or provision of this Agreement is held to be invalid, illegal, or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

Section 11.08   Successors and Assigns. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, and assigns.

Section 11.09   Amendment. No provision of this Agreement may be amended or modified except by an instrument in writing executed by Members holding 75% of the Interests. Any such written amendment or modification will be binding upon the Company and each Member. Notwithstanding the foregoing, amendments to the Members Schedule may be made by the Manager in accordance with Section 3.02(a).

Section 11.10   Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision of this Agreement.

Section 11.11   Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement.

Section 11.12   Entire Agreement. This Agreement, together with the Certificate of Formation and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement

with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter.

Section 11.13 <u>No Third-Party Beneficiaries</u>. Except as provided in ARTICLE VII, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, legal representatives, successors, and permitted assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

*[Remainder of page intentionally left blank]*

Docusign Envelope ID: 63A74F87-66BD-4BD8-A1FF-47857C6049FB

**IN WITNESS WHEREOF**, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

**COMPANY:**

PLAYERSTV DIGITAL HOLDING, LLC

By: PlayersTV Digital Inc., a Delaware corporation,

Its Manager

DocuSigned by:

By: Collin Castellaw

92B592EC0E49404...

Name: Collin Castellaw

Title: Co-CEO

[SIGNATURE PAGE TO PLAYERSTV DIGITAL HOLDING, LLC OPERATING AGREEMENT]

Docusign Envelope ID: 63A74F87-66BD-4BD8-A1FF-47857C6049FB

## SCHEDULE I

## MEMBERS SCHEDULE

| Individual/Entity Name | Cash Contribution | Interests/Units |
|---|---|---|
|  |  |  |
|  |  |  |
|  |  |  |
|  |  |  |
|  |  |  |
|  |  |  |
|  |  |  |

**EXHIBIT E**
**Certificate of Incorporation, and Amendment Thereto**
**(Attached)**

Docusign Envelope ID: 8C9000C4-0BA7-465E-A585-B620D0090B25

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:10 PM 05/27/2025
FILED 02:10 PM 05/27/2025
SR 20252672046 - File Number 7606628

# CERTIFICATE OF AMENDMENT

## OF

# CERTIFICATE OF INCORPORATION

## OF

# PLAYERSTV DIGITAL INC.

(Pursuant to Section 242 of the
General Corporation Law of the State of Delaware)

PlayersTV Digital Inc. (the "**Corporation**"), a corporation organized and existing under the General Corporation Law of the State of Delaware (the "**DGCL**"), hereby certifies as follows:

1. That the name of the Corporation is PlayersTV Digital Inc. and that the Corporation was originally incorporated pursuant to the DGCL on August 3, 2023.

2. That the Board of Directors of this Corporation (the "**Board**") duly adopted resolutions proposing to amend the Certificate of Incorporation of this Corporation, declaring said amendment to be advisable and in the best interests of this Corporation and its stockholders, and authorizing the appropriate officers of this Corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment is as follows:

**NOW, THEREFORE, BE IT RESOLVED**, that the Certificate of Incorporation of this Corporation be amended by deleting **ARTICLE 4** in its entirety and replacing it with the following:

## "ARTICLE 4:

(A)     **Authorized Shares**. The total number of shares that the Corporation is authorized to issue is Fifteen Million (15,000,000) shares of common stock, par value $0.00001 per share ("***Common Stock***"), of which (i) Twelve Million (12,000,000) shares are designated as Class A Common Stock (the "***Class A Common Stock***"), and (ii) Three Million (3,000,000) shares are designated as Class B Common Stock (the "***Class B Common Stock***").

All shares of Common Stock will be identical and will entitle the holders thereof to the same rights and privileges, except as otherwise set forth in this ARTICLE 4.

(B)     **Common Stock**. Except as otherwise provided herein or as may otherwise be provided by Applicable Law, the holders of Common Stock shall have exclusively all rights of stockholders, including (i) the right to receive dividends, when and as declared by the Board of Directors of Directors out of assets legally available therefor, and (ii) in the event of any voluntary or involuntary distribution of assets upon a Liquidation or otherwise, the right to receive ratably and equally (based upon the number of shares of

Common Stock held by such holders) all the assets and funds of the Corporation after payment or provision for payment of the debts and other liabilities of the Corporation.

(i)     Class A Common Stock. Except as set forth herein or as otherwise required by law, each outstanding share of Class A Common Stock shall be entitled to vote on each matter on which the stockholders of the Corporation shall be entitled to vote, and each holder of Class A Common Stock shall be entitled to one vote for each share of Class A Common Stock held by such holder. The Class A Common Stock shall possess full and complete voting power for the election of directors.

(ii)    Class B Common Stock. Except as required by law, each outstanding share of Class B Common Stock shall not be entitled to vote on any matter on which the stockholders of the Corporation shall be entitled to vote, and shares of Class B Common Stock shall not be included in determining the number of shares voting or entitled to vote on any such matters.

(C)     **Conversion**. Upon the filing and effectiveness (the "**Effective Time**") pursuant to the DGCL of this Certificate of Amendment of Certificate of Incorporation, (a) each share of the Corporation's Common Stock outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be subdivided, split and converted into **one (1)** fully-paid and non-assessable shares of Class A Common Stock having a par value of $0.00001 per share (the "**Conversion**"). Each certificate that immediately prior to the Effective Time represented shares of Common Stock ("**Common Stock Old Certificates**"), shall thereafter represent that number of shares of Class A Common Stock into which the shares of Common Stock represented by the Common Stock Old Certificates shall have been converted."

\*     \*     \*

3.  The foregoing amendment was approved by the holder of the requisite number of shares of the Corporation in accordance with Section 228 of the DGCL.

4.  The foregoing amendment has been duly adopted in accordance with the provisions of Section 242 of the DGCL.

5.  All other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed this 23rd day of May, 2025.

DocuSigned by:

By: _____*Collin Castellaw*_____
92B592EC8E49404...
Name:  Collin Castellaw
Title:   CEO

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:06 PM 08/03/2023
FILED 10:06 PM 08/03/2023
SR 20233164501 - File Number 7606628

# CERTIFICATE OF INCORPORATION

# OF

# PlayersTV Digital Inc.

**ARTICLE 1:** The name of this corporation is **PlayersTV Digital Inc.** (the "Corporation").

**ARTICLE 2:** The address of the Corporation's registered office in the State of Delaware is **1007 North Orange St., 4th Floor,** in the City of **Wilmington,** County of **New Castle, 19801,** and its registered agent at such address is **Capbase Agent & Document Services LLC.**

**ARTICLE 3:** The purpose of this Corporation is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law.

**ARTICLE 4:** This Corporation is authorized to issue only one class of stock, to be designated Common Stock. The total number of shares of Common Stock authorized for issuance is **10,000,000,** each having a par value of **$0.00001**.

**ARTICLE 5:** The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The number of directors that constitutes the whole Board of Directors shall be fixed by the Board of Directors in the manner provided in the Bylaws. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation. In furtherance of and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the Corporation is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation. The stockholders shall also have power to adopt, amend or repeal the Bylaws of the Corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the Corporation required by law or by this Certificate of Incorporation, such action by stockholders shall require the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

**ARTICLE 6:** To the fullest extent permitted by the Delaware General Corporation Law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If applicable law is amended after the effective date of this Certificate of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by such applicable law.

**ARTICLE 7:** To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, the Corporation shall indemnify any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he or she, his or her testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation. Notwithstanding Article 8 below, any repeal or modification of this Article 7 shall only be prospective and shall not affect the rights or protections or increase the liability of any officer or director under this Article 7 in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

**ARTICLE 8:** The corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and to add or insert other provisions authorized by the laws of the State of Delaware at the time in force, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this Article 8.

**ARTICLE 9:** Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding brought on behalf of the Corporation, (B) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (C) any action or proceeding asserting a claim against the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's Certificate of Incorporation or Bylaws, or (D) any action or proceeding asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

**ARTICLE 10:** The name and the mailing address of the Corporation's incorporator is **Collin Castellaw, 5960 Berkshire Ln, Dallas, TX 75225, US**.

*Collin Castellaw*
Signed by Collin Castellaw at August 2, 2023
Capbase Verified Signature ID: 30fd2212-6e68-4613-a81c-1c6720fe782f

⊞ CAPBASE
by **deel.**

Verified Signature

**Collin Castellaw,** Incorporator

**EXHIBIT F**
**By-Laws**
**(Attached)**

# BYLAWS OF **PlayersTV Digital Inc.**

## Article I

## CORPORATE OFFICES

### 1. **Offices**

In addition to the corporation's registered office set forth in the certificate of incorporation, the Board of Directors may at any time establish other offices at any place or places where the corporation is qualified to do business.

## Article II

## MEETINGS OF STOCKHOLDERS

### 1. **Place Of Meetings**

Meetings of stockholders shall be held at any place, within or outside the state of Delaware, designated by the Board of Directors. The Board of Directors may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the Delaware General Corporation Law. In the absence of any such designation or determination, stockholders' meetings shall be held at the registered office of the corporation.

### 2. **Annual Meeting**

The annual meeting of stockholders shall be held on such date, time and place, either within or without the state of Delaware, as may be designated by resolution of the Board of Directors each year. At the meeting, directors shall be elected and any other proper business may be transacted.

### 3. **Special Meeting**

A special meeting of the stockholders may be called at any time by the Board of Directors, the chairperson of the board, the chief executive officer, the president or by one or more stockholders holding shares in the aggregate entitled to cast not less than 10% of the votes at that meeting.

If a special meeting is called by any person or persons other than the Board of Directors, the chairperson of the board, the chief executive officer or the president, the request shall be in writing, specifying the time of such meeting and the general nature of the business proposed to be transacted, and shall be delivered personally or sent by registered mail or by email, fax, telegraphic or other facsimile or electronic transmission to the chairperson of the board, the chief executive officer, the president or the secretary of the corporation. No business may be transacted at such special meeting otherwise

than specified in such notice. The officer receiving the request shall cause notice to be promptly given to the stockholders entitled to vote, in accordance with the provisions of Sections 2.4 and 2.5 of this Article II, that a meeting will be held at the time requested by the person or persons calling the meeting, not less than 35 nor more than 60 days after the receipt of the request. If the notice is not given within 20 days after the receipt of the request, the person or persons requesting the meeting may give the notice. Nothing contained in this paragraph of this Section 2.3 shall be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the Board of Directors may be held.

4. **Notice Of Stockholders' Meetings**

Unless otherwise provided by law, all notices of meetings with stockholders shall be in writing and shall be sent or otherwise given in accordance with Section 2.5 of these bylaws not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting, as of the record date for determining the stockholders entitled to notice of the meeting. The notice shall specify the place (if any), date and hour of the meeting, and in the case of a special meeting, the purpose or purposes for which the meeting is called.

5. **Manner Of Giving Notice; Affidavit Of Notice**

Written notice of any meeting of stockholders, if mailed, is given when deposited in the United States mail, postage prepaid, directed to the stockholder at his or her address as it appears on the records of the corporation. Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders may be given by electronic mail or other electronic transmission, in the manner provided in Section 232 of the Delaware General Corporation Law. An affidavit of the secretary or an assistant secretary or of the transfer agent of the corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

6. **Quorum**

The holders of a majority of the shares of stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the certificate of incorporation. If, however, such quorum is not present or represented at any meeting of the stockholders, then either (a) the chairperson of the meeting or (b) holders of a majority of the shares of stock entitled to vote who are present, in person or by proxy, shall have power to adjourn the meeting to another place (if any), date or time.

7. **Adjourned Meeting; Notice**

When a meeting is adjourned to another place (if any), date or time, unless these bylaws otherwise require, notice need not be given of the adjourned meeting if the time and place (if any), thereof and the means of remote communications (if any) by which stockholders and proxyholders may be deemed to be present and vote at such adjourned meeting, are announced at the meeting at which the adjournment is taken. At the adjourned meeting the corporation may transact any business that might have been transacted at the original meeting. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the place (if any), date and time of the adjourned meeting and the means of remote communications (if any) by which stockholders

and proxy holders may be deemed to be present in person and vote at such adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

8. **Organization; Conduct of Business**

Such person as the Board of Directors may have designated or, in the absence of such a person, the chief executive officer, or in his or her absence, the president or, in his or her absence, such person as may be chosen by the holders of a majority of the shares entitled to vote who are present, in person or by proxy, shall call to order any meeting of the stockholders and act as chairperson of the meeting. In the absence of the secretary of the corporation, the secretary of the meeting shall be such person as the chairperson of the meeting appoints.

The chairperson of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including the manner of voting and the conduct of business. The date and time of opening and closing of the polls for each matter upon which the stockholders will vote at the meeting shall be announced at the meeting.

9. **Voting**

The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of Section 2.12 of these bylaws, subject to the provisions of Sections 217 and 218 of the Delaware General Corporation Law (relating to voting rights of fiduciaries, pledgors and joint owners of stock and to voting trusts and other voting agreements).

Except as may be otherwise provided in the certificate of incorporation, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder. All elections shall be determined by a plurality of the votes cast, and except as otherwise required by law, all other matters shall be determined by a majority of the votes cast affirmatively or negatively. At any time that, pursuant to the then-effective certificate of incorporation, any shares of stock have more or less than one (1) vote per share on any matter, every reference in these bylaws to a majority or other proportion of the shares shall refer to a majority or other proportion of the votes of the shares.

10. **Waiver Of Notice**

Whenever notice is required to be given under any provision of the Delaware General Corporation Law or of the certificate of incorporation or these bylaws, a written waiver thereof, signed by the person entitled to notice, or waiver by electronic mail or other electronic transmission by such person, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice, or any waiver of notice by electronic transmission, unless so required by the certificate of incorporation or these bylaws.

11. **Stockholder Action By Written Consent Without A Meeting**

Unless otherwise provided in the certificate of incorporation, any action required to be taken at any annual or special meeting of stockholders of the corporation, or any action that may be taken at any

annual or special meeting of such stockholders, may be taken without a meeting, without prior notice, and without a vote if a consent in writing, setting forth the action so taken, is (a) signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and (b) delivered to the corporation in accordance with Section 228(a) of the Delaware General Corporation Law.

No written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the first date a written consent is delivered to the corporation, a written consent or consents signed by a sufficient number of holders to take action are delivered to the corporation in the manner prescribed in this Section. A telegram, cablegram, electronic mail or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or by a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written and signed for purposes of this Section to the extent permitted by law. Any such consent shall be delivered in accordance with Section 228(d)(1) of the Delaware General Corporation Law.

Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing (including by electronic mail or other electronic transmission as permitted by law). If the action which is consented to is such as would have required the filing of a certificate under any section of the Delaware General Corporation Law if such action had been voted on by stockholders at a meeting thereof, then the certificate filed under such section shall state, in lieu of any statement required by such section concerning any vote of stockholders, that written consent has been given as provided in Section 228 of the Delaware General Corporation Law.

12. **Record Date For Stockholder Notice; Voting; Giving Consents**

   - (a) In order that the corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date: (1) in the case of determination of stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, shall, unless otherwise required by law, not be more than 60 nor less than 10 days before the date of such meeting and, unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for determining the stockholders entitled to vote at such meeting, the record date for determining the stockholders entitled to notice of such meeting shall also be the record date for determining the stockholders entitled to vote at such meeting; (2) in the case of determination of stockholders entitled to express consent to corporate action in writing without a meeting, shall not be more than 10 days from the date upon which the resolution fixing the record date is adopted by the Board of Directors; and (3) in the case of any other action, shall not be more than 60 days prior to such other action.
   - (b) If the Board of Directors does not so fix a record date: (1) the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of

business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; (2) the record date for determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action of the Board of Directors is required by law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation in accordance with applicable law, or, if prior action by the Board of Directors is required by law, shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action; and (3) the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

- (c) A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for the stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for the determination of stockholders entitled to vote in accordance with the foregoing provisions of this Section 2.12 at the adjourned meeting.

13. **Proxies**

Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by an instrument in writing or by an electronic transmission permitted by law filed with the secretary of the corporation, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A proxy shall be deemed signed if the stockholder's name is placed on the proxy (whether by manual signature, typewriting, facsimile, electronic or telegraphic transmission or otherwise) by the stockholder or the stockholder's attorney-in-fact. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212(e) of the Delaware General Corporation Law.

# Article III

## DIRECTORS

1. **Powers**

Subject to the provisions of the Delaware General Corporation Law and any limitations in the certificate of incorporation or these bylaws relating to action required to be approved by the stockholders or by the outstanding shares, the business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the direction of the Board of Directors. At any time that, pursuant to the then-effective certificate of incorporation, any director or directors have more or less than one (1) vote per director on any matter, every reference in these bylaws to a majority or other proportion of the directors shall refer to a majority or other proportion of the votes of the directors.

2. **Number Of Directors**

The number of directors constituting the entire Board of Directors is **three**. This number may be changed by a resolution of the Board of Directors or of the stockholders, subject to Section 3.4 of these

bylaws. No reduction of the authorized number of directors shall have the effect of removing any director before such director's term of office expires.

3. **Election, Qualification And Term Of Office Of Directors**

Except as provided in Section 3.4 of these bylaws, and unless otherwise provided in the certificate of incorporation, directors shall be elected at each annual meeting of stockholders to hold office until the next annual meeting. Directors need not be stockholders unless so required by the certificate of incorporation or these bylaws, wherein other qualifications for directors may be prescribed. Each director, including a director elected to fill a vacancy, shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal.

Unless otherwise specified in the certificate of incorporation, elections of directors need not be by written ballot.

4. **Resignation And Vacancies**

Any director may resign at any time upon written notice to the attention of the Secretary of the corporation. Notwithstanding the provisions of Section 223(a)(1) and 223(a)(2) of the Delaware General Corporation Law, any vacancy or newly created directorship may be filled by a majority of the directors then in office (including any directors that have tendered a resignation effective at a future date), though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced; provided, however, that where such vacancy or newly created directorship occurs among the directors elected by the holders of a class or series of stock, the holders of shares of such class or series may override the Board of Directors' action to fill such vacancy or newly created directorship by (i) voting for their own designee to fill such vacancy or newly created directorship at a meeting of the corporation's stockholders or (ii) written consent, if the consenting stockholders hold a sufficient number of shares to elect their designee at a meeting of the stockholders.

If at any time, by reason of death or resignation or other cause, the corporation should have no directors in office, then any officer or any stockholder or an executor, administrator, trustee or guardian of a stockholder, or other fiduciary entrusted with like responsibility for the person or estate of a stockholder, may call a special meeting of stockholders in accordance with the provisions of the certificate of incorporation or these bylaws, or may apply to the Court of Chancery for a decree summarily ordering an election as provided in Section 211 of the Delaware General Corporation Law.

If, at the time of filling any vacancy or any newly created directorship, the directors then in office constitute less than a majority of the whole board (as constituted immediately prior to any such increase), then the Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the total number of the shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office as aforesaid, which election shall be governed by the provisions of Section 211 of the Delaware General Corporation Law as far as applicable.

5. **Place Of Meetings; Meetings By Telephone**

The Board of Directors of the corporation may hold meetings, both regular and special, either within or outside the state of Delaware.

Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

6. **Regular Meetings**

Regular meetings of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by the board.

7. **Special Meetings; Notice**

Special meetings of the Board of Directors for any purpose or purposes may be called at any time by the chairperson of the board, the chief executive officer, the president, the secretary or any two directors.

Notice of the time and place of special meetings shall be delivered personally or by telephone to each director or sent by first-class mail, facsimile, electronic transmission, or telegram, charges prepaid, addressed to each director at that director's address as it is shown on the records of the corporation. If the notice is mailed, it shall be deposited in the United States mail at least 4 days before the time of the holding of the meeting. If the notice is delivered personally or by facsimile, electronic transmission, telephone or telegram, it shall be delivered at least 24 hours before the time of the holding of the meeting. Any oral notice given personally or by telephone may be communicated either to the director or to a person at the office of the director who the person giving the notice has reason to believe will promptly communicate it to the director. The notice need not specify the purpose of the meeting. The notice need not specify the place of the meeting, if the meeting is to be held at the principal executive office of the corporation. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting.

8. **Quorum**

At all meetings of the Board of Directors, a majority of the total number of duly elected directors then in office (but in no case less than 1/3 of the total number of authorized directors) shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by statute or by the certificate of incorporation. If a quorum is not present at any meeting of the Board of Directors, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for that meeting.

9. **Waiver Of Notice**

Whenever notice is required to be given under any provision of the Delaware General Corporation Law or of the certificate of incorporation or these bylaws, a written waiver thereof, signed by the person entitled to notice, or waiver by electronic mail or other electronic transmission by such person, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at

a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the directors, or members of a committee of directors, need be specified in any written waiver of notice unless so required by the certificate of incorporation or these bylaws.

### 10. Board Action By Written Consent Without A Meeting

Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the board or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

### 11. Fees And Compensation Of Directors

Unless otherwise restricted by the certificate of incorporation or these bylaws, the Board of Directors shall have the authority to fix the compensation of directors. No such compensation shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

### 12. Approval Of Loans To Officers

The corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or of its subsidiary, including any officer or employee who is a director of the corporation or its subsidiary, whenever, in the judgment of the directors, such loan, guaranty or assistance may reasonably be expected to benefit the corporation. The loan, guaranty or other assistance may be with or without interest and may be unsecured, or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the corporation. Nothing in this section shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the corporation at common law or under any statute.

### 13. Removal Of Directors

Unless otherwise restricted by statute, by the certificate of incorporation or by these bylaws, any director or the entire Board of Directors may be removed, with or without cause, by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders, and any vacancy thereby created may be filled by the holders of that class or series of stock represented at the meeting or pursuant to written consent; provided, however, that if the stockholders of the corporation are entitled to cumulative voting, if less than the entire Board of Directors is to be removed, no director may be removed without cause if the

votes cast against his or her removal would be sufficient to elect him or her if then cumulatively voted at an election of the entire Board of Directors.

No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of such director's term of office.

### 14. Chairperson Of The Board Of Directors

The corporation may also have, at the discretion of the Board of Directors, a chairperson of the Board of Directors who shall not be considered an officer of the corporation.

# Article IV

## COMMITTEES

### 1. Committees Of Directors

The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the corporation. The Board may designate 1 or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors, or in these bylaws, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matters: (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the General Corporate Law of Delaware to be submitted to stockholders for approval or (ii) adopting, amending or repealing any Bylaw of the corporation.

### 2. Committee Minutes

Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

### 3. Meetings And Action Of Committees

Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of Section 3.5 (place of meetings and meetings by telephone), Section 3.6 (regular meetings), Section 3.7 (special meetings and notice), Section 3.8 (quorum), Section 3.9 (waiver of notice), and Section 3.10 (action without a meeting) of these bylaws, with such changes in the context of such provisions as are necessary to substitute the committee and its members for the Board of Directors and its members; provided, however, that the time of regular meetings of committees may be determined either by resolution of the Board of Directors or by resolution of the committee, that special meetings of committees may also be called by resolution of the Board of Directors and that notice of special

meetings of committees shall also be given to all alternate members, who shall have the right to attend all meetings of the committee. The Board of Directors may adopt rules for the government of any committee not inconsistent with the provisions of these bylaws.

# Article V

## OFFICERS

1. **Officers**

   The officers of the corporation shall be a president and a secretary. The corporation may also have, at the discretion of the Board of Directors, a chief executive officer, a chief financial officer, a treasurer, one or more vice presidents, one or more assistant secretaries, one or more assistant treasurers, and any such other officers as may be appointed in accordance with the provisions of Section 5.3 of these bylaws. Any number of offices may be held by the same person.

2. **Appointment Of Officers**

   The officers of the corporation, except such officers as may be appointed in accordance with the provisions of Sections 5.3 or 5.5 of these bylaws, shall be appointed by the Board of Directors, subject to the rights (if any) of an officer under any contract of employment.

3. **Subordinate Officers**

   The Board of Directors may appoint, or empower the chief executive officer or the president to appoint, such other officers and agents as the business of the corporation may require, each of whom shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the Board of Directors may from time to time determine.

4. **Appointment, Removal, Payment, Supervision, Management and Resignation Of Officers**

   Any officer may be appointed by a majority of the Board of Directors at any regular or special meeting of the board, except in the case of an officer chosen by the Board of Directors, by an officer upon whom the power of hiring is conferred by the Board of Directors.

   The Board of Directors is authorized to negotiate and enter into a contract of employment with any officer. The negotiation of such contract of employment would include, but not be limited to, compensation matters, which the Board of Directors is authorized to amend subject to the rights of an officer and applicable law.

   The Board of Directors is authorized to manage and supervise any officer, and to allocate work in a manner fit for such officer's role and responsibilities.

   Subject to the rights (if any) of an officer under any contract of employment, any officer may be removed, either with or without cause, by an affirmative vote of the majority of the Board of Directors at any regular or special meeting of the board or, except in the case of an officer chosen by the Board of Directors, by any officer upon whom the power of removal is conferred by the Board of Directors.

Any officer may resign at any time by giving written notice to the corporation (including written notice by email, fax, telegraphic or other facsimile or electronic transmission). Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice; and, unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights (if any) of the corporation under any contract to which the officer is a party.

5. **Vacancies In Offices**

Any vacancy occurring in any office of the corporation shall be filled by the Board of Directors.

6. **Chief Executive Officer**

Subject to such supervisory powers (if any) as may be given by the Board of Directors to the chairperson of the board (if any), the chief executive officer of the corporation (if such an officer is appointed) shall, subject to the control of the Board of Directors, have general supervision, direction, and control of the business and the officers of the corporation and shall have the general powers and duties of management usually vested in the office of chief executive officer of a corporation and shall have such other powers and duties as may be prescribed by the Board of Directors or these bylaws.

The person serving as chief executive officer shall also be the acting president of the corporation whenever no other person is then serving in such capacity.

7. **President**

Subject to such supervisory powers (if any) as may be given by the Board of Directors to the chairperson of the board (if any) or the chief executive officer, the president shall have general supervision, direction, and control of the business and other officers of the corporation. He or she shall have the general powers and duties of management usually vested in the office of president of a corporation and such other powers and duties as may be prescribed by the Board of Directors or these bylaws.

The person serving as president shall also be the acting chief executive officer, secretary or treasurer of the corporation, as applicable, whenever no other person is then serving in such capacity.

8. **Vice Presidents**

In the absence or disability of the chief executive officer and president, the vice presidents (if any) in order of their rank as fixed by the Board of Directors or, if not ranked, a vice president designated by the Board of Directors, shall perform all the duties of the president and when so acting shall have all the powers of, and be subject to all the restrictions upon, the president. The vice presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the Board of Directors, these bylaws, the president or the chairperson of the board.

9. **Secretary**

The secretary shall keep or cause to be kept, at the principal executive office of the corporation or such other place as the Board of Directors may direct, a book of minutes of all meetings and actions of

directors, committees of directors, and stockholders. The minutes shall show the time and place of each meeting, the names of those present at directors' meetings or committee meetings, the number of shares present or represented at stockholders' meetings, and the proceedings thereof.

The secretary shall keep, or cause to be kept, at the principal executive office of the corporation or at the office of the corporation's transfer agent or registrar, as determined by resolution of the Board of Directors, a share register, or a duplicate share register, showing the names of all stockholders and their addresses, the number and classes of shares held by each, the number and date of certificates (if any) evidencing such shares, and the number and date of cancellation of every certificate (if any) surrendered for cancellation.

The secretary shall give, or cause to be given, notice of all meetings of the stockholders and of the Board of Directors required to be given by law or by these bylaws. He or she shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or by these bylaws.

10. **Chief Financial Officer**

The chief financial officer (if such an officer is appointed) shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, retained earnings and shares. The books of account shall at all reasonable times be open to inspection by any member of the Board of Directors.

The chief financial officer shall render to the chief executive officer, the president, or the Board of Directors, upon request, an account of all his or her transactions as chief financial officer and of the financial condition of the corporation. He or she shall have the general powers and duties usually vested in the office of chief financial officer of a corporation and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or these bylaws.

The person serving as the chief financial officer shall also be the acting treasurer of the corporation whenever no other person is then serving in such capacity. Subject to such supervisory powers (if any) as may be given by the Board of Directors to another officer of the corporation, the chief financial officer shall supervise and direct the responsibilities of the treasurer whenever someone other than the chief financial officer is serving as treasurer of the corporation.

11. **Treasurer**

The treasurer (if such an officer is appointed) shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records with respect to all bank accounts, deposit accounts, cash management accounts and other investment accounts of the corporation. The books of account shall at all reasonable times be open to inspection by any member of the Board of Directors.

The treasurer shall deposit, or cause to be deposited, all moneys and other valuables in the name and to the credit of the corporation with such depositories as may be designated by the Board of Directors. He or she shall disburse the funds of the corporation as may be ordered by the Board of Directors and shall render to the chief financial officer, the chief executive officer, the president or the Board of Directors, upon request, an account of all his or her transactions as treasurer. He or she shall have the general powers and duties usually vested in the office of treasurer of a corporation and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or these bylaws.

The person serving as the treasurer shall also be the acting chief financial officer of the corporation whenever no other person is then serving in such capacity.

12. **Representation Of Shares Of Other Corporations**

The chairperson of the board, the chief executive officer, the president, any vice president, the chief financial officer, the secretary or assistant secretary of this corporation, or any other person authorized by the Board of Directors or the chief executive officer or the president or a vice president, is authorized to vote, represent, and exercise on behalf of this corporation all rights incident to any and all shares of any other corporation or corporations standing in the name of this corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by the person having such authority.

13. **Authority And Duties Of Officers**

In addition to the foregoing authority and duties, all officers of the corporation shall respectively have such authority and perform such duties in the management of the business of the corporation as may be designated from time to time by the Board of Directors or the stockholders.

# Article VI

## INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES, AND OTHER AGENTS

1. **Indemnification Of Directors And Officers**

The corporation shall, to the maximum extent and in the manner permitted by the Delaware General Corporation Law, indemnify each of its directors and officers against expenses (including attorneys' fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the corporation. For purposes of this Section 6.1, a "director" or "officer" of the corporation includes any person (a) who is or was a director or officer of the corporation, (b) who is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or (c) who was a director or officer of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation.

2. **Indemnification Of Others**

The corporation shall have the power, to the maximum extent and in the manner permitted by the Delaware General Corporation Law, to indemnify each of its employees and agents (other than directors and officers) against expenses (including attorneys' fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the corporation. For purposes of this Section 6.2, an "employee" or "agent" of the corporation (other than a director or officer) includes any person (a) who is or was an employee or agent of the corporation, (b) who is or was serving at the request of the corporation as an employee or agent of another corporation, partnership, joint venture, trust or other

enterprise, or (c) who was an employee or agent of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation.

3. **Payment Of Expenses In Advance**

Expenses incurred in defending any action or proceeding for which indemnification is required pursuant to Section 6.1 or for which indemnification is permitted pursuant to Section 6.2 following authorization thereof by the Board of Directors shall be paid by the corporation in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of the indemnified party to repay such amount if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that the indemnified party is not entitled to be indemnified as authorized in this Article VI.

4. **Indemnity Not Exclusive**

The indemnification provided by this Article VI shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office, to the extent that such additional rights to indemnification are authorized in the certificate of incorporation.

5. **Insurance**

The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of the Delaware General Corporation Law.

6. **Conflicts**

No indemnification or advance shall be made under this Article VI, except where such indemnification or advance is mandated by law or the order, judgment or decree of any court of competent jurisdiction, in any circumstance where it appears:

- (a) That it would be inconsistent with a provision of the certificate of incorporation, these bylaws, a resolution of the stockholders or an agreement in effect at the time of the accrual of the alleged cause of the action asserted in the proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification; or

- (b) That it would be inconsistent with any condition expressly imposed by a court in approving a settlement.

# Article VII

## RECORDS AND REPORTS

1. **Maintenance And Inspection Of Records**

   The corporation shall, either at its principal executive offices or at such place or places as designated by the Board of Directors, keep a record of its stockholders listing their names and addresses and the number and class of shares held by each stockholder, a copy of these bylaws as amended to date, accounting books, and other records.

   A complete list of stockholders entitled to vote at any meeting of stockholders, arranged in alphabetical order for each class of stock and showing the address of each such stockholder and the number of shares registered in each such stockholder's name, shall be open to the examination of any such stockholder for a period of at least 10 days prior to the meeting in the manner provided by law. The stock list shall also be open to the examination of any stockholder during the whole time of the meeting as provided by law. This list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

   If and so long as there are fewer than one hundred (100) holders of record of the corporation's shares, any state law requirement of sending of an annual report to the stockholders of the corporation is hereby expressly waived, to the extent permitted.

2. **Inspection By Directors**

   Any director shall have the right to examine the corporation's stock ledger, a list of its stockholders, and its other books and records for a purpose reasonably related to his or her position as a director. The Court of Chancery is hereby vested with the exclusive jurisdiction to determine whether a director is entitled to the inspection sought. The Court may summarily order the corporation to permit the director to inspect any and all books and records, the stock ledger, and the stock list and to make copies or extracts therefrom. The Court may, in its discretion, prescribe any limitations or conditions with reference to the inspection, or award such other and further relief as the Court may deem just and proper.

# Article VIII

## GENERAL MATTERS

1. **Checks**

   From time to time, the Board of Directors shall determine by resolution which person or persons may sign or endorse all checks, drafts, other orders for payment of money, notes or other evidences of indebtedness that are issued in the name of or payable to the corporation, and only the persons so authorized shall sign or endorse those instruments.

2. **Execution Of Corporate Contracts And Instruments**

The Board of Directors, except as otherwise provided in these bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the corporation; such authority may be general or confined to specific instances. Unless so authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

3. **Stock Certificates and Notices; Uncertificated Stock; Partly Paid Shares**

The shares of the corporation may be certificated or uncertificated, as provided under Delaware law, and shall be entered in the books of the corporation and recorded as they are issued. Any duly appointed officer of the corporation is authorized to sign share certificates. Any or all of the signatures on any certificate may be a facsimile or electronic signature. In case any officer, transfer agent or registrar who has signed or whose facsimile or electronic signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

Within a reasonable time after the issuance or transfer of uncertificated stock and upon the request of a stockholder, the corporation shall send to the record owner thereof a written notice that shall set forth the name of the corporation, that the corporation is organized under the laws of Delaware, the name of the stockholder, the number and class (and the designation of the series, if any) of the shares, and any restrictions on the transfer or registration of such shares of stock imposed by the corporation's certificate of incorporation, these bylaws, any agreement among stockholders or any agreement between stockholders and the corporation.

The corporation may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate (if any) issued to represent any such partly paid shares, or upon the books and records of the corporation in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the corporation shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

4. **Special Designation On Certificates and Notices of Issuance**

If the corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate that the corporation shall issue to represent such class or series of stock or the notice of issuance to the record owner of uncertificated stock; provided, however, that, except as otherwise provided in Section 202 of the Delaware General Corporation Law, in lieu of the foregoing requirements there may be set forth on the face or back of the certificate that the corporation shall issue to represent such class or series of stock or the notice of issuance to the record owner of uncertificated stock, or the purchase agreement for such stock a statement that the corporation will furnish without charge to each stockholder who so requests the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

### 5. Lost Certificates

Except as provided in this Section 8.5, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the corporation and cancelled at the same time. The corporation may issue a new certificate of stock or notice of uncertificated stock in the place of any certificate previously issued by it, alleged to have been lost, stolen or destroyed, and the corporation may require the owner of the lost, stolen or destroyed certificate, or the owner's legal representative, to give the corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

### 6. Construction; Definitions

Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the Delaware General Corporation Law shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term "person" includes both a corporation and a natural person.

### 7. Dividends

The directors of the corporation, subject to any restrictions contained in (a) the Delaware General Corporation Law or (b) the certificate of incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property, or in shares of the corporation's capital stock.

The directors of the corporation may set apart out of any of the funds of the corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the corporation, and meeting contingencies.

### 8. Fiscal Year

The fiscal year of the corporation shall be fixed by resolution of the Board of Directors and may be changed by the Board of Directors.

### 9. Transfer Restrictions

Notwithstanding anything to the contrary, except as expressly permitted in this Section 8.9, a stockholder shall not Transfer (as such term is defined below) any shares of the corporation's stock (or any rights of or interests in such shares) to any person unless such Transfer is approved by the Board of Directors prior to such Transfer, which approval may be granted or withheld in the Board of Directors' sole and absolute discretion. "Transfer" shall mean, with respect to any security, the direct or indirect assignment, sale, transfer, tender, pledge, hypothecation, or the grant, creation or suffrage of a lien or encumbrance in or upon, or the gift, placement in trust, or the Constructive Sale (as such term is defined below) or other disposition of such security (including transfer by testamentary or intestate succession, merger or otherwise by operation of law) or any right, title or interest therein (including, but not limited to, any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise), or the record or beneficial ownership thereof, the offer to make such a sale, transfer, Constructive Sale or other disposition, and each agreement, arrangement or

understanding, whether or not in writing, to effect any of the foregoing. "Constructive Sale" shall mean, with respect to any security, a short sale with respect to such security, entering into or acquiring an offsetting derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security, or entering into any other hedging or other derivative transaction that has the effect of materially changing the economic benefits and risks of ownership. Any purported Transfer of any shares of the corporation's stock effected in violation of this Section 8.9 shall be null and void and shall have no force or effect and the corporation shall not register any such purported Transfer.

Any stockholder seeking the approval of the Board of Directors of a Transfer of some or all of its shares shall give written notice thereof to the Secretary of the corporation that shall include: (a) the name of the stockholder; (b) the proposed transferee; (c) the number of shares of the Transfer of which approval is thereby requested; and (d) the purchase price (if any) of the shares proposed for Transfer. The corporation may require the stockholder to supplement its notice with such additional information as the corporation may request.

Certificates representing, and in the case of uncertificated securities, notices of issuance with respect to, shares of stock of the corporation shall have impressed on, printed on, written on or otherwise affixed to them the following legend:

THE TRANSFER OF THE SECURITIES REFERENCED HEREIN IS SUBJECT TO CERTAIN TRANSFER RESTRICTIONS SET FORTH IN THE COMPANY'S BYLAWS, COPIES OF WHICH MAY BE OBTAINED UPON WRITTEN REQUEST TO THE COMPANY AT ITS PRINCIPAL PLACE OF BUSINESS. THE COMPANY SHALL NOT REGISTER OR OTHERWISE RECOGNIZE OR GIVE EFFECT TO ANY PURPORTED TRANSFER OF SECURITIES THAT DOES NOT COMPLY WITH SUCH TRANSFER RESTRICTIONS.

The corporation shall take all such actions as are practicable to cause the certificates representing, and notices of issuance with respect to, shares that are subject to the restrictions on transfer set forth in this Section to contain the foregoing legend.

## 10. Transfer Of Stock

Upon receipt by the corporation or the transfer agent of the corporation of proper transfer instructions from the record holder of uncertificated shares or upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, it shall be the duty of the corporation to issue a new certificate or, in the case of uncertificated securities and upon request, a notice of issuance of shares, to the person entitled thereto, cancel the old certificate (if any) and record the transaction in its books.

## 11. Stock Transfer Agreements

The corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the corporation to restrict the transfer of shares of stock of the corporation of any one or more classes owned by such stockholders in any manner not prohibited by the Delaware General Corporation Law.

## 12. Stockholders of Record

The corporation shall be entitled to recognize the exclusive right of a person recorded on its books as the owner of shares to receive dividends and to vote as such owner, shall be entitled to hold liable for

calls and assessments the person recorded on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

13. **Facsimile or Electronic Signature**

In addition to the provisions for use of facsimile or electronic signatures elsewhere specifically authorized in these bylaws, facsimile or electronic signatures of any stockholder, director or officer of the corporation may be used whenever and as authorized by the Board of Directors or a committee thereof.

# Article IX

## AMENDMENTS

The Bylaws of the corporation may be adopted, amended or repealed by the stockholders entitled to vote; provided, however, that the corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal Bylaws upon the directors. The fact that such power has been so conferred upon the directors shall not divest the stockholders of the power, nor limit their power to adopt, amend or repeal Bylaws.

# CERTIFICATE OF ADOPTION OF BYLAWS OF
# PlayersTV Digital Inc.

## Adoption by Incorporator

The undersigned person appointed in the certificate of incorporation to act as the Incorporator of **PlayersTV Digital Inc.**, a Delaware corporation, hereby adopts the foregoing Bylaws as the Bylaws of the corporation. Executed on **August 8, 2023**.



Signed by Collin Castellaw at August 8, 2023
Capbase Verified Signature ID: 16eb2d4e-a640-4c5a-9716-b4133f659b46

CAPBASE
by **deel.**

Verified Signature

**Collin Castellaw**, Incorporator

# Certificate by Secretary of Adoption by Incorporator

The undersigned hereby certifies that the undersigned is the duly elected, qualified, and acting Secretary of **PlayersTV Digital Inc.**, a Delaware corporation, and that the foregoing Bylaws were adopted as the Bylaws of the corporation on **August 8, 2023**, by the person appointed in the certificate of incorporation to act as the Incorporator of the corporation. Executed on **August 8, 2023**.



Signed by Deron Guidry at August 8, 2023
Capbase Verified Signature ID: 4785e393-f465-4a9b-995b-f487c8f7dc2a

CAPBASE
by **deel.**

Verified Signature

**Deron Guidry**, Secretary

**EXHIBIT G**
**Financial Statements**
**(Attached)**

# PlayersTV Digital Inc.

(a Delaware Corporation)

**Audited Financial Statements**

As of the years ended December 31, 2025

Financial Statements

# PlayersTV Digital Inc.

Table of Contents





Alice CPA

## Independent Auditor's Report

April 30, 2026
To the Shareholders of PlayersTV Digital Inc.
Re: 2025-2024 Financial Statement Audit – PlayersTV Digital Inc.
Miami Beach, Florida

## Report on the Audit of the Financial Statements

### Opinion

We have audited the financial statements of PlayersTV Digital Inc., which comprise the balance sheets as of December 31, 2025 and December 31, 2024, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of PlayersTV Digital Inc. as of December 31, 2025 and December 31, 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

### Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of PlayersTV Digital Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about PlayersTV Digital Inc.'s ability to continue as a going concern.

### Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

**In performing an audit in accordance with GAAS, we:**







- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of PlayersTV Digital Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about PlayersTV Digital Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

*Alice·CPA LLC*

Alice.CPA LLC
Robbinsville, New Jersey
April 30, 2026



**PLAYERSTV DIGITAL, INC.**
**BALANCE SHEET**
**December 31, 2025 and 2024**
**(Audited)**

| ASSETS | 2025 | 2024 |
|---|---|---|
| **Current Assets** | | |
| Cash and cash equivalents | $ 20,045 | $ 186,725 |
| Due from related party | 53,363 | - |
| Prepaid expenses | - | 333,500 |
| **Total Current Assets** | **73,408** | **520,225** |
| **Other Assets** | | |
| License rights, net - related party | 493,500 | 634,500 |
| Video player software | 3,000,000 | 3,000,000 |
| **Total Other Assets** | **3,493,500** | **3,634,500** |
| **Total Assets** | **$ 3,566,908** | **$ 4,154,725** |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| **Current Liabilities** | | |
| Accounts payable | $ - | $ 11,000 |
| Credit card | 37,287 | 1,526 |
| Accrued interest | 24,250 | 4,917 |
| Due to related party | 236,803 | - |
| Notes payable, current | - | 250,000 |
| Short-term loan | 170,000 | 250,000 |
| **Total Current Liabilities** | **468,340** | **517,443** |
| **Long-term Liabilities** | | |
| Notes payable, long-term | 1,000,000 | 1,000,000 |
| SAFE Agreements | 3,204,288 | 3,204,288 |
| **Total Long-term Liabilities** | **4,204,288** | **4,204,288** |
| **Total Liabilities** | **4,672,628** | **4,721,731** |
| **Stockholders' Equity** | | |
| Common stock, $0.00001; 15,000,000 and 10,000,000 authorized in 2025 and 2024, respectively | 100 | 100 |
| Additional Paid in Capital | 1,936,116 | 1,500,000 |
| Retained Earnings/ (Accumulated deficit) | (3,041,936) | (2,067,106) |
| **Total Stockholders' Equity** | **(1,105,720)** | **(567,006)** |
| **Total Liabilities and Stockholders' Equity** | **$ 3,566,908** | **$ 4,154,725** |

**The accompanying footnotes are an integral part of these financial statements.**

**PLAYERSTV DIGITAL, INC.**
**INCOME STATEMENT**
**December 31, 2025 and 2024**
**(Audited)**

|  | 2025 | 2024 |
|---|---|---|
| **Revenues** | $ - | $ - |
|  |  |  |
| **Operating Expenses** |  |  |
| Shared service expense - related party | 440,500 | 1,200,000 |
| Advertising and marketing | 294,603 | 190,300 |
| General and administrative | 5,603 | 4,094 |
| Professional services | 70,253 | 54,500 |
| Amortization | 141,000 | 70,500 |
| **Total Operating Expenses** | 951,959 | 1,519,394 |
|  |  |  |
| **Other Income (Expense)** |  |  |
| Interest expense | (24,333) | (4,917) |
| Interest income | 1,013 | 21,964 |
| Other income | 449 | 25,000 |
| **Total Other Income (Expense)** | (22,871) | 42,047 |
|  |  |  |
| **Net Income (Loss)** | $ (974,830) | $ (1,477,347) |

The accompanying footnotes are an integral part of these financial statements.

**PLAYERSTV DIGITAL, INC.**
**STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY**
December 31, 2025 and 2024
(Audited)

| | Common Stock Issued Shares | Value | Additional Paid in Capital | Retained Earnings/ (Accumulated Deficit) | Total Stockholders' Equity |
|---|---|---|---|---|---|
| **Balance as of December 31, 2023** | **10,000,000** | **$ 100** | **$ -** | **$ (589,759)** | **$ (589,659)** |
| Capital contributions | - | - | 1,500,000 | - | 1,500,000 |
| Net loss | - | - | - | (1,477,347) | (1,477,347) |
| **Balance as of December 31, 2024** | **10,000,000** | **100** | **1,500,000** | **(2,067,106)** | **(567,006)** |
| Issuance of common stock | 7,632 | - | 31,800 | - | 31,800 |
| Capital contributions for unissued shares | - | - | 404,316 | - | 404,316 |
| Net loss | - | - | - | (974,830) | (974,830) |
| **Balance as of December 31, 2025** | **10,007,632** | **$ 100** | **$ 1,936,116** | **$ (3,041,936)** | **$ (1,105,720)** |

The accompanying footnotes are an integral part of these financial statements.

**PLAYERSTV DIGITAL, INC.**
**STATEMENT OF CASH FLOWS**
**December 31, 2025 and 2024**
**(Audited)**

| | 2025 | 2024 |
|---|---|---|
| **Cash Flows from Operating Activities** | | |
| Net Income (Loss) | $ (974,830) | $ (1,477,347) |
| Adjustments to reconcile net income (loss) to net cash provided by operations: | | |
| Amortization | 141,000 | 70,500 |
| Changes in operating assets and liabilities: | | |
| Due from related party | (53,363) | - |
| Prepaid expenses | 333,500 | 266,501 |
| Accounts payable | (11,000) | 11,000 |
| Credi card | 35,761 | 1,525 |
| Accrued interest | 19,333 | 4,917 |
| Due to related party | 236,803 | - |
| **Net cash provided by (used in) operating activities** | **(272,796)** | **(1,122,904)** |
| | | |
| **Cash Flows from Investing Activities** | | |
| License | - | (250,000) |
| Video player software | - | (705,000) |
| **Net cash used in investing activities** | **-** | **(955,000)** |
| | | |
| **Cash Flows from Financing Activities** | | |
| Proceeds from SAFEs | - | 50,525 |
| Proceeds from short-term loan | - | 250,000 |
| Payment of loans | (330,000) | |
| Capital contributions | 436,116 | - |
| **Net cash from (used in) financing activities** | **106,116** | **300,525** |
| **Net change in cash and cash equivalents** | **(166,680)** | **(1,777,379)** |
| | | |
| Cash and cash equivalents at beginning of year | 186,725 | 1,964,104 |
| **Cash and cash equivalents at end of year** | **$ 20,045** | **$ 186,725** |
| | | |
| **Supplemental information** | | |
| Interest paid | $ - | $ - |
| Income taxes paid | $ - | $ - |

**The accompanying footnotes are an integral part of these financial statements.**

**PLAYERSTV DIGITAL, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024**
**(AUDITED)**

## NOTE 1 – NATURE OF OPERATIONS

PlayersTV Digital, Inc. (which may be referred to as the "Company", "we," "us," or "our") was incorporated in Delaware on August 3, 2023. The Company's business model focuses on sports content distribution and advertising sales across digital linear television, web publication and social media.

The Company is the subsidiary of PlayersTV, Inc.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").  Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

### Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

### Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

### Concentration of Credit Risk

The Company will maintain its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000.

### Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents.  Cash consists of funds held in the Company's checking account. As of December 31, 2025 and 2024, cash and cash equivalents amounted to $20,045 and $186,725, respectively.

### Intangible Assets

The Company's intangible assets consist of the license rights and acquired software. These intangible assets are amortized over their estimated useful lives, with amortization expense recognized in the income statement. The Company reviews its intangible assets for impairment

**PLAYERSTV DIGITAL, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024**
**(AUDITED)**

whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable (see Notes 3 and 4).

### Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2025 and 2024.

### Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company as of December 31, 2025 and 2024.

### Revenue Recognition

The Company adopted FASB ASC 606, *Revenue from Contracts with Customers* ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. As of December 31, 2025 and 2024, the Company is in a pre-revenue stage.

### Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

### Advertising

The Company expenses advertising costs as they are incurred.

**PLAYERSTV DIGITAL, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024**
**(AUDITED)**

## Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

## NOTE 3 – RELATED PARTY TRANSACTIONS

### Due from related party

In 2025, the Company received funds in connection with the crowdfunding activities through a special purpose vehicle (SPV) established to facilitate investor contributions. Certain deposit held in the SPV were transferred to PlayersTV, Inc., a related party by majority ownership, rather than directly to the Company. This has a balance of $53,363 as of December 31, 2025 and is presented as "Due from related party" in the balance sheet.

### Due to related party

In 2025, PlayersTV, Inc. advanced funds to the Company to cover costs associated with crowdfunding activities, entity formation, advertising spend and travel costs necessary to establish and launch operations. As of December 31, 2025, total amount outstanding was $236,803 and is presented as "Due to related party" in the balance sheet.

### Shared service fee

The Company agrees to reimburse PlayersTV, Inc. for all expenses and out-of-pocket costs incurred by PlayersTV, Inc. and their subsidiaries in connection with agreed upon direct operating expenses. In connection with this agreement, the Company, also agreed to pay a monthly shared service fee in the amount of up to $100,000 for the resources and overhead support.

This fee is retroactive to September 1, 2023, the date that PlayersTV, Inc. began providing shared services. For the six-month period starting October 5, 2024, the parties will review the amount of resources and support actually required during the prior six -month period (with any adjustments the parties mutually establish), to determine the monthly service fees for the following six-month period. For each twelve-month period starting on April 5, 2025, and thereafter, the parties will review the amount of resources and support actually required during the prior twelve-month period (with any adjustments the parties mutually establish), to determine the monthly service fees for the following twelve-month period.

For the year ended December 31, 2024, the Company incurred and paid shared services expenses of $1,200,000 and has a prepaid balance of $333,500 as of December 31, 2024. In 2025, shared services expenses amounted to $440,500.

### License rights to related party

On April 5, 2024, the Company entered into a shared services agreement with PlayersTV, Inc., where the Company agrees to pay PlayersTV, Inc. a one item licensing fee of $705,000 for the licenses incorporated into the Licensing Agreement. In 2024, the Company paid the license fee of $705,000, which management determined has a beneficial life of 5 years.

**PLAYERSTV DIGITAL, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024**
**(AUDITED)**

For the years ended December 31, 2025 and 2024, amortization was $141,000 and $70,500, respectively. As of December 31, 2025 and 2024, the carrying amount of the license rights was $493,500 and $634,500, respectively.

**Short-term loan**

In relation to the Company's acquisition of video player software (see Note 4) and the payment of the $250,000 cash due at closing, the Company obtained the following loans from related parties.

- On December 9, 2024, the Company entered into a loan agreement with a related party in exchange for $50,000. The Company shall pay the lender $50,000 plus 10% interest per annum on or before March 9, 2025. If payment falls after March 9, 2025, the Company will remit an interest payment at 12% per annum. The entire loan was paid in 2025.

- On December 9, 2024, the Company entered into a loan agreement with a related party to the Company's CEO in exchange for $150,000. The Company shall pay the lender $150,000 plus 10% interest per annum on or before December 9, 2025. If payment falls after December 9, 2025, the Company will remit an interest payment at 12% per annum. The loan remained outstanding as of December 31, 2025 and 2024.

- On December 9, 2024, the Company entered into a loan agreement with a related party in exchange for $50,000. The Company shall pay the lender $50,000 plus 10% interest per annum on or before March 9, 2025. If payment falls after March 9, 2025, the Company will remit an interest payment at 12% per annum. The Company made payment of $30,000 in 2025.

As of December 31, 2025 and 2024, $170,000 and $250,000 of short-term loan were outstanding, with accrued interest of $24,250 and $4,917, respectively.

**NOTE 4 – VIDEO PLAYER SOFTWARE**

On December 9, 2024, the Company purchased a video player software, along with the rights, title and interest to certain related publishing agreements and content assets, for a purchase price of $3,000,000. The Company agreed to pay the seller by issuing 120,000 common shares of PlayersTV, Inc., a stockholder representing 1.5% of PlayersTV, Inc.'s fully diluted shares based on its plan to issue certain number common shares. The 120,000 common shares issued were valued at $1,500,000 as per the purchase agreement. The Company recorded the value of the common shares as additional paid in capital contributed by PlayersTV, Inc. For the remaining purchase price, the Company agreed to pay cash of $1,500,000 of which $250,000 was due and paid at the closing date of the acquisition, and for the remaining purchase price balance of $1,250,000, the Company issued a promissory note to the seller.

As of December 31, 2025, the video player software is still in its application development stage where it's being implemented and has not yet been placed in service.

As of December 31, 2025 and 2024, the carrying amount of the Video player software was $3,000,000.

**NOTE 5 – NOTES PAYABLE**

**PLAYERSTV DIGITAL, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024**
**(AUDITED)**

On December 9, 2024, in relation to the Company's acquisition of the video player software, the Company issued a senior secured promissory note, secured on the purchased assets, to the seller in the amount of $1,250,000 at an interest rate of 5% per annum. The loan is payable as follows: (i) $250,000 paid on the earlier of 12 months following the closing date or within 45 days of the receipt by PlayersTV, Inc. of at least $2,000,000 in a Series A offering, and (ii) $250,000 paid on a quarterly basis beginning on the last date of the first calendar quarter after the initial payment and continuing four quarters until the remaining balance is fully paid.

As of December 31, 2025 and 2024, the Company's notes payable had an outstanding balance of $1,250,000 and $1,000,000, respectively.

## NOTE 6 – SAFE AGREEMENTS

On August 22, 2023, the Company issued a Series 2023 Crowdfunding Simple Agreement of Future Equity ("Crowd SAFE") to numerous investors where it granted to investors the right to certain shares of the Company's Capital Stock with a valuation cap of $25,000,000, subject to the terms set forth in the Crowd SAFE agreements. The Company raised a total purchase amount of $3,204,288 as of December 31, 2024, which is classified as liability on the balance sheet. For the year ended December 31, 2024, the cost of raising capital of $3,334 have been expensed. In 2025, no additional Crowd SAFE instruments were issued. The Company determined that the total purchase amount received represents the fair value of the financial instrument as of December 31, 2025 and 2024.

The Crowd SAFE agreements outline four different events that could result in shares being issued to the investors, cash settlements, or termination of an investor's Crowd SAFE agreement. If there is an Equity Financing event, the Company at its discretion may continue the Crowd SAFE agreements or issue CF Shadow Series of Preferred Stock based on the terms in the Crowd SAFE agreements. If there is a Liquidating Event, the investor has the option to receive a cash payment equal to the Purchase Amount or to receive from the Company Common Stock based on the terms of the Crowd SAFE agreement. If there is a Dissolution Event, investors may be distributed the Company's entire assets legally available for distribution in the priority outlined in the Crowd SAFE agreements. An investor Crowd SAFE agreement would terminate if one of the events noted above occurred. As of December 31, 2025 and 2024, none of these events have occurred which would require adjustments to the fair value of the financial instrument.

As of December 31, 2025 and 2024, SAFE Agreements amounted to $3,204,288.

## NOTE 7 – EQUITY

### Common Stock

On May 27, 2025, the Company amended its Articles of Incorporation to increase its authorized shares from 10,000,000 shares of common stock to 15,000,000 shares, with a par value of $0.00001, of which 12,000,000 shares are designated as Class A Common Stock and 3,000,000 shares are designated as Class B Common Stock.

As of December 31, 2025 and 2024, the Company had 10,007,632 and 10,000,000 shares issued and outstanding, respectively.

## NOTE 8 – GOING CONCERN

**PLAYERSTV DIGITAL, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024**
**(AUDITED)**

As of December 31, 2025 and 2024, the Company has yet to generate revenue. Management has evaluated the Company's ability to continue as a going concern within one year after the date the financial statements are issued. The Company's ability to continue its operations and meet its obligations as they become due is dependent on its ability to generate sufficient cash flows from operations and/or obtain additional financing.

Management's plans to alleviate these conditions include financial support from the Company's parent, PlayersTV, Inc., which has the intent and ability to provide operating cash as needed. In addition, PlayersTV, Inc. has recently raised capital in an amount that management believes is more than sufficient to fund the Company's and PlayersTV, Inc.'s expected operating needs for at least the twelve months following the issuance date of these financial statements.

Based on these factors, management believes that the Company will have sufficient liquidity to meet its obligations as they become due for at least one year after the date the financial statements are issued. Accordingly, management has concluded that the conditions that raised substantial doubt have been alleviated.

## NOTE 9 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2025 and 2024.

## NOTE 10 – SUBSEQUENT EVENTS

### Management's Evaluation

Management has evaluated subsequent events through April 30, 2026, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in the financial statements.

# PlayersTV Digital Holding LLC

(a Delaware Limited Liability Company)

**Audited Financial Statements**

As of the years ended December 31, 2025

Financial Statements

# PlayersTV Digital Holding LLC

Table of Contents





Alice CPA

## Independent Auditor's Report

April 30, 2026
To the Members of PlayersTV Digital Holding LLC
Re: 2025 Financial Statement Audit – PlayersTV Digital Holding LLC
Miami Beach, Florida

## Report on the Audit of the Financial Statements

### Opinion

We have audited the financial statements of PlayersTV Digital Holding LLC, which comprise the balance sheets as of December 31, 2025, and the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of PlayersTV Digital Holding LLC as of December 31, 2025, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

### Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of PlayersTV Digital Holding LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about PlayersTV Digital Holding LLC's ability to continue as a going concern.

### Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

**In performing an audit in accordance with GAAS, we:**







- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of PlayersTV Digital Holding LLC's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about PlayersTV Digital Holding LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

*Alice·CPA LLC*

Alice.CPA LLC
Robbinsville, New Jersey
April 30, 2026



**PLAYERSTV DIGITAL HOLDING LLC**
**BALANCE SHEET**
**As of December 31, 2025**
**(Audited)**

## ASSETS

**Current Assets**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | - |
| Due from DealMakern Securities | | 192,598 |
| **Total Current Assets** | | **192,598** |

**Other Assets**

| | |
|---|---:|
| Investment in related party | 436,116 |
| **Total Other Assets** | **436,116** |

| | | |
|---|---|---:|
| **Total Assets** | $ | **628,714** |

## LIABILITIES AND MEMBERS' EQUITY

**Current Liabilities**

| | | |
|---|---|---:|
| Accounts payable | $ | - |
| **Total Current Liabilities** | | **-** |

| | |
|---|---:|
| **Total Liabilities** | **-** |

**Members' Equity**

| | |
|---|---:|
| Members contributions | 772,840 |
| Retained Earnings/ (Accumulated deficit) | (144,126) |
| **Total Members' Equity** | **628,714** |

| | | |
|---|---|---:|
| **Total Liabilities and Members' Equity** | $ | **628,714** |

**The accompanying footnotes are an integral part of these financial statements.**

**PLAYERSTV DIGITAL HOLDING LLC**
**INCOME STATEMENT**
**For the Period from Inception (April 1, 2025) to December 31, 2025**
**(Audited)**

| | | |
|---|---|---:|
| **Revenues** | $ | - |
| | | |
| **Operating Expenses** | | |
| Professional services | | 142,626 |
| General and administrative | | 1,500 |
| Salaries and wages | | - |
| Depreciation and amortization | | - |
| **Total Operating Expenses** | | 144,126 |
| | | |
| **Net Income (Loss)** | $ | (144,126) |

**The accompanying footnotes are an integral part of these financial statements.**

**PLAYERSTV DIGITAL HOLDING LLC**
**STATEMENT OF CHANGES IN MEMBERS' EQUITY**
**For the Period from Inception (April 1, 2025) to December 31, 2025**
**(Audited)**

| | Members' Contributions | | Retained Earnings/ (Accumulated Deficit) | | Total Members' Equity | |
|---|---|---|---|---|---|---|
| **Beginning Balance as of date of inception (April 1, 2025)** | $ | - | $ | - | $ | - |
| Members' contributions | | 772,840 | | - | | 772,840 |
| Net loss | | - | | (144,126) | | (144,126) |
| **Balance as of December 31, 2025** | $ | 772,840 | $ | (144,126) | $ | 628,714 |

**The accompanying footnotes are an integral part of these financial statements.**

**PLAYERSTV DIGITAL HOLDING LLC**
**STATEMENT OF CASH FLOWS**
**For the Period from Inception (April 1, 2025) to December 31, 2025**
**(Audited)**

| | | |
|---|---|---|
| **Cash Flows from Operating Activities** | | |
| Net Income (Loss) | $ | (144,126) |
| Adjustments to reconcile net income (loss) to net cash provided by operations: | | |
| Depreciation and amortization | | - |
| Changes in operating assets and liabilities: | | |
| Due from DealMaker Securities | | (192,598) |
| Accounts payable | | - |
| **Net cash provided by (used in) operating activities** | | (336,724) |
| | | |
| **Cash Flows from Investing Activities** | | |
| Investment in related party | | (436,116) |
| **Net cash used in investing activities** | | (436,116) |
| | | |
| **Cash Flows from Financing Activities** | | |
| Member contribution | | 772,840 |
| **Net cash used in financing activities** | | **772,840** |
| **Net change in cash and cash equivalents** | | - |
| | | |
| Cash and cash equivalents at beginning of year | | - |
| **Cash and cash equivalents at end of year** | $ | - |
| | | |
| **Supplemental information** | | |
| Interest paid | $ | - |
| Income taxes paid | $ | - |

**The accompanying footnotes are an integral part of these financial statements.**

**PLAYERSTV DIGITAL HOLDING LLC**
**NOTES TO FINANCIAL STATEMENTS**
**FOR THE PERIOD FROM INCEPTION (APRIL 1, 2025) TO DECEMBER 31, 2025**
**(AUDITED)**

## NOTE 1 – NATURE OF OPERATIONS

PlayersTV Digital Holding LLC (which may be referred to as the "Company," "we," "us," or "our"), Delaware Limited Liability Company, operates pursuant to a Limited Liability Company Agreement ('the Agreement') dated May 22, 2025. The Company was formed on April 1, 2025, with the intent of serving as the crowdfunding vehicle for PlayersTV Digital Inc.

The Company has been formed to facilitate an investment in PlayersTV Digital Inc. ("the Crowdfunding Issuer"). The Company's sole purpose is to acquire, hold and dispose of securities issued by the Crowdfunding Issuer, which also acts as the Company's Manager. The Company intends to maintain one-to-one relationship between its interests and securities issued by the Crowdfunding Issuer.

The expenses associated with the Company's formation, operation, or winding up will be paid by the Crowdfunding Issuer.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

### Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

### Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

### Cash and cash equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. The Company does not yet have any bank accounts as of December 31, 2025.

### Due from DealMaker Securities

The Company's investor subscription proceeds were processed through a third-party crowdfunding platform, Dealmaker. The Company does not have direct access to these funds until

**PLAYERSTV DIGITAL HOLDING LLC**
**NOTES TO FINANCIAL STATEMENTS**
**FOR THE PERIOD FROM INCEPTION (APRIL 1, 2025) TO DECEMBER 31, 2025**
**(AUDITED)**

they are released by the platform in accordance with the applicable offering and settlement procedures. Accordingly, these amounts are presented in the balance sheet as Due from Dealmaker.

As of December 31, 2025, the totals due from Dealmaker amounted to $192,598.

## Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2025.

## Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, performance has occurred, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2025, the Company has not yet started operations and is in the pre-revenue stage.

## Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

## Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

## NOTE 3 – EQUITY AND RELATED PARTY TRANSACTIONS

In 2025, the Company raised $772,840 in exchange of membership units via a Regulation Crowdfunding offering through Dealmaker Securities LLC.

**PLAYERSTV DIGITAL HOLDING LLC**
**NOTES TO FINANCIAL STATEMENTS**
**FOR THE PERIOD FROM INCEPTION (APRIL 1, 2025) TO DECEMBER 31, 2025**
**(AUDITED)**

All money received from the members shall be used to purchase securities in PlayersTV Digital, Inc. The Company shall maintain a one-to-one relationship between the number, denomination, type and rights of the securities of the Crowdfunding Issuer. As of December 31, 2025, the Company invested $436,166 in PlayersTV Digital, Inc.

## NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

## NOTE 5 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company's ability to continue is dependent upon management's plan to raise additional funds through a crowdfunding campaign, capital contributions from members and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

## NOTE 6 – SUBSEQUENT EVENTS

### Management's Evaluation

Management has evaluated subsequent events through April 30, 2026, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

**EXHIBIT H**
**Video Transcripts**
**(Attached)**

Header Video 1

0:00:00
(Speaker 2)
Hey there, I'm Collin Castellaw, co-founder of Players TV, and we are the future of athlete and sports media. Our founding athlete, investors, and partners include current and future Hall of Famers like Chris Paul, Dwayne Wade, Ken Griffey Jr., Travis Kelsey, Carmelo Anthony, and Damian Lillard, just to name a few.

0:00:17
(Speaker 11)
Me and my boys make major moves.

0:00:19
(Speaker 2)
At PTV, we've done things completely different by harnessing the power of the group collective. By bringing athletes together to own their own content and distribution, they now have the ability to take back the power to tell their own stories.

0:00:30
(Speaker 14)
We've been here for five years now. We made history as the first ever athlete-owned TV network.

0:00:34
(Speaker 2)
But more importantly, cultivate an authentic relationship with the people who support them the most, the fans. That's why our athletes are incredibly excited to partner with those exact same fans to do something that's never been done before.

0:00:46
(Speaker 16)
Who doesn't love that?

0:00:47
(Speaker 2)
So I'm thrilled to announce our brand new equity crowdfunding offering, where you now have the groundbreaking opportunity to join the over 2,200 fan investors that have already backed our company. But this isn't just another sports business. What truly separates PlayersTV from the Pack and makes this a revolutionary sports media company is our 360 degree distribution model.

0:01:07
(Speaker 6)
That's big dog status.

0:01:08
(Speaker 5)
The official offer from PlayersTV.

0:01:10
(Speaker 6)
Are you serious?

0:01:12
(Speaker 5)
One last time.

0:01:13
(Speaker 2)
We've unlocked an unprecedented number of distribution channels. So we can guarantee valuable eyeballs to the largest advertising agencies and brands at scale. With distribution over 300 million households and devices paired with our available 200 million plus

0:01:26
(Speaker 2)
monthly advertising impressions, we're one of one in the quickly changing media landscape.

0:01:31
(Speaker 15)
And it's a wrap.

0:01:32
(Speaker 2)
I'm also thrilled to share that we recently acquired game-changing AI-powered ad technology, which will not only increase our distribution footprint, but once fully deployed, will skyrocket our advertising margins and international reach.

0:01:44
(Speaker 2)
That means we've compiled an unprecedented stack of tech, IP, and most importantly, talent, putting us in prime position to be the next huge player in the space. By pairing athletes and fans as business partners, we're continuing to rewrite the future of sports media, and we couldn't be more pumped to have you along for the ride.

0:02:01
(Speaker 14)
I think what we're doing is we're really driving things with our purpose and vision and we're doing the unthinkable.

0:02:06
(Speaker 2)
So if you want to join the Athlete Collective, all you got to do is click the Invest Now button below to save your spot on the team.

0:02:12
(Speaker 3)
We're in, we're in.

0:02:13
(Speaker 2)
And with that, let me officially introduce you to Players TV.

0:02:17
(Speaker 1)
And now, introducing Players TV. The first ever athlete and fan-owned media network and content provider. On the front lines are iconic world-class athletes poised to change the game and ready to

disrupt the industry forever. PlayersTV it gives you a platform to create unique content that people will enjoy. And for a limited time only you have the unique opportunity to invest with some of the biggest sports stars in the world. Thinking about PlayersTV you really get an athlete, like we're invested in this.

0:02:48
(Speaker 1)
The time is now to finally transform athlete sports lifestyle content and media. I'm excited I'm excited about obviously PlayersTV and what we can do. Content is king. We've built a rock-solid foundation to scale with an unprecedented amount of traction including over 150 hours of recurring contractual annual content commitments with our founding member athletes to create groundbreaking IP.

0:03:12
(Speaker 3)
I feel incredible to be on a team full of great content creators.

0:03:16
(Speaker 1)
200 million plus monthly available advertising impressions for scalable revenue. Access to over 300 million homes and devices with our robust distribution engine from some of the biggest names in the industry. One last time. Including YouTube TV, DirecTV, and Fubo just to name a few. You should have led with that maybe. And now with our recently acquired patent pending ad technology, we're creating thick sales margins and even deeper distribution. The media landscape is changing quickly, and we're perfectly positioned to capitalize on

0:03:48
(Speaker 1)
market disruption.

0:03:49
(Speaker 13)
PlayersTV is real.

0:03:51
(Speaker 4)
We're here to stay.

0:03:52
(Speaker 12)
We're no time to idle.

0:03:53
(Speaker 6)
Three, two, one.

0:03:54
(Speaker 1)
I'm finna get it. Players TV has documentaries.

0:03:56
(Speaker 6)
I wanted to make sure that you knew who I was.

0:03:58
(Speaker 11)
A deep three.

0:03:59
(Speaker 10)
I was like, that's going in.

0:04:00
(Speaker 4)
Oh!

0:04:01
(Speaker 8)
What?

0:04:02
(Speaker 1)
Reality series.

0:04:05
(Speaker 6)
This is when you separate the men from the boys, boy.

0:04:07
(Speaker 9)
Whoa.

0:04:07
(Speaker 8)
It's like, whoa!

0:04:09
(Speaker 7)
He said, yes, chef. Hell yeah.

0:04:11
(Speaker 1)
Talk shows and podcasts.

0:04:13
(Speaker 5)
We just had it.

0:04:14
(Speaker 6)
Just not. If anybody wants to play me, they can play me.

0:04:17
(Speaker 5)
Somebody look up his credentials, man.

0:04:19

(Speaker 1)
My man got to be in the celebrity game. Yo, OG, you know what you just did? And animation. Pops taught me everything.

0:04:26
(Speaker 3)
Gave me everything.

0:04:28
(Speaker 1)
With iconic sports stars and world-class athletes, it's unlike anything you've ever seen.

0:04:34
(Speaker 4)
We're in. We're in.

0:04:35
(Speaker 1)
Built by athletes, made for fans.

0:04:38
(Speaker 3)
It's interesting to have PlayersTV have coverage now.

0:04:41
(Speaker 1)
This is Players TV. This is PlayersTV. Click the Invest button below to join the team.

Transcribed with Cockatoo

Campaign Video 2

0:00:00
(Speaker 5)
Mmm, mmm, mmm, mmm, mmm, mmm, mmm, mmm.

0:00:03
(Speaker 2)
Give me the ginger ale, man.

0:00:05
(Speaker 1)
Oh, no!

0:00:07
(Speaker 5)
No, sir.

0:00:09
(Speaker 20)
Get a ginger ale and nothing else.

0:00:13
(Speaker 19)
All right.

0:00:14
(Speaker 18)
Hey, this crib smooth, bro.

0:00:15
(Speaker 4)
Facts.

0:00:16
(Speaker 13)
Hell yeah.

0:00:17
(Speaker 15)
Hey there's a rocker out here, too.

0:00:18
(Speaker 17)
Yeah, yeah, yeah, yeah, yeah, yeah.

0:00:19
(Speaker 2)
Come on, thug.

0:00:20
(Speaker 16)

Outlet, outlet.

0:00:21
(Speaker 2)
Throw it, thorw it, dunk that, ahhhhhhh. You can't dunk that, ahhhhhhhhhh. What the hell... Yeah, yeah, yeah... Yo yo yo you guys can not be hoopin here. Oh this your crib bro? Yeah this my crib, go hoop somewhere else. Hey man, chill bro.. Naw for real, and watch your tone, ask me nice and maybe we'll leave. I'll tell ya what, if ya'll don't leave, I'm gonna ask the cops to nicely make ya'll leave. Haha, man you ain't gonna do shit. Hey we got you, one more game. I'm callin the police... Bad boys bad boys, what ya gonna do, what ya gonna do when they come for you. Bad boys bad boys, what ya gonna do, what ya gonna do when they come for you.

0:01:07
(Speaker 10)
Oh, 12. Oh, oh.

0:01:09
(Speaker 2)
Yo, yo, yo, these, the criminal's right here.

0:01:11
(Speaker 5)
Chill, chill, chill, chill, chill, chill, chill.

0:01:13
(Speaker 3)
All right, fellas, time to wrap it up. Let's go.

0:01:15
(Speaker 4)
Ain't like we hurting nobody, bro.

0:01:16
(Speaker 3)
Fellas, you got two options. You can either find somewhere else to play or you can hang out with us for the rest of the day. So what's it gonna be? Or how about a third option? You guys hear what I said? Because I heard what I said. You heard what I said? Fully. Okay.

0:01:29
(Speaker 15)
Right.

0:01:30
(Speaker 4)
Us two versus y'all two. If we win, we get to keep playing. If y'all win, y'all can take us to jail.

0:01:34
(Speaker 2)
No, no, stop all that talking.

0:01:36
(Speaker 13)
Arrest they ass now. Or else ya'll scared? Right. One last time? One last time. Are you serious?

0:01:46
(Speaker 3)
Alright, check up.

0:01:48
(Speaker 11)
Hey, give me that. Come on, get up, get up.

0:01:50
(Speaker 1)
Ah! They trashed, they trashed.

0:01:52
(Speaker 14)
Where the defense at?

0:01:53
(Speaker 2)
Come on now, man. DJ, come on, lock in.

0:01:55
(Speaker 5)
Bro, I'm...

0:01:56
(Speaker 13)
Last time.

0:01:58
(Speaker 12)
Oh!

0:01:59
(Speaker 1)
That's what I'm talking about. Oh! Oh! That's what I'm talking about! Boom! Ah, too small! Yeah!

0:02:18
(Speaker 7)
Let's go!

0:02:20
(Speaker 9)
Good work, Officer Crosby. Good job, Officer Jordan.

0:02:21
(Speaker 6)
Yes, sir.

0:02:22
(Speaker 2)
Appreciate that, Officer. Glad y'all showed up when y'all did. I was just about to put them dudes in the trash. Thank you. No problem. Have a good rest of. Yes, sir. Appreciate that, Officer. Glad y'all

showed up when y'all did. I was just about to put them dudes in the trash.

0:02:27
(Speaker 11)
Thank you.

0:02:28
(Speaker 3)
No problem. Have a good rest of your day, sir.

0:02:29
(Speaker 2)
Hey, hold on. Hey, what y'all about to do, man? Hey, I'm finna watch a movie. What movie?

0:02:33
(Speaker 9)
What movie?

0:02:34
(Speaker 2)
Bad Boys. Look, man, I got some drinks. Aye man if ya'll down to chill man hey come on in with me... That Skittles on the counter, Marcus?

0:02:45
(Speaker 10)
This ain't mine, Mike.

0:02:46
(Speaker 4)
You big boy love Skittles.

0:02:48
(Speaker 9)
Let me get that. Gotta stay ready so you don't have to get ready.

0:02:53
(Speaker 5)
Call 911.

0:02:55
(Speaker 1)
Aren't you the police?

0:02:58
(Speaker 8)
Bad boys, bad boys.

0:03:00
(Speaker 4)
What you gonna do when they come for you?

0:03:03
(Speaker 7)

Bad boys, bad boys. What ya gonna do... I got this! But you don't though.

0:03:08
(Speaker 6)
Bad boys bad boys, what ya gonna do... Bad Boys, buy or rent now.

0:03:16
(Speaker 5)
Can I get some popcorn, man? Hell no!

[Transcribed with Cockatoo](#)

Campaign Video 3

0:00:00
(Speaker 1)
Yo, what's up? How you doing man? Good. Malik Steven. Nice to meet you. Welcome to LA.

0:00:06
(Speaker 2)
For sure man. It got better now.

0:00:09
(Speaker 4)
So I hear you had to, you went through cancer. How was that?

0:00:14
(Speaker 9)
Um, it's so hard. Yeah, it's so sad.

0:00:22
(Speaker 2)
How did you find out? That was a great question. Nobody's ever asked me that.

0:00:26
(Speaker 7)
Right?

0:00:27
(Speaker 2)
All I usually get from most people is, man,

0:00:30
(Speaker 1)
why you repping Winston Salem State or supporting these HBCUs? You ain't even go to one.

0:00:35
(Speaker 2)
You know?

0:00:36
(Speaker 6)
What?

0:00:41
(Speaker 17)
I'm Mookie Betts, an outfielder for the Los Angeles Dodgers. Just at the deep left center field, Mookie Betts, goodbye!

0:00:47
(Speaker 4)
Hello, I'm Te'a Cooper, and I'm a WNBA point guard.

0:00:50

(Speaker 18)
Cooper with a nice crossover! The scoop! Te'a Cooper!

0:00:54
(Speaker 2)
Hey, what's up? I'm Chris Paul, point guard for the Phoenix Suns.

0:00:57
(Speaker 17)
Chris Paul so brilliant! The maestro with a half court.

0:01:01
(Speaker 1)
Today I'm going to meet Malik Stevens. He's a baseball player, Bethune Cookman,

0:01:05
(Speaker 2)
and my man needs a car.

0:01:07
(Speaker 4)
Today I am meeting a woman soccer player named Barbara. She doesn't have a car, and today me and Ford and PlayersTV is helping her out.

0:01:15
(Speaker 2)
And I'm going to roll up on Miss Ariana Taylor, who is a student at Winston-Salem State University. She has no idea that we're going to surprise her with a brand new Ford Maverick.

0:01:28
(Speaker 16)
Oh wow.

0:01:30
(Speaker 5)
Hello there! Hi! How are you? I'm well and you?

0:01:36
(Speaker 3)
Good! How are you? Hi! Nice to meet you. Nice to meet you too.

0:01:44
(Speaker 15)
Yo! What's up?

0:01:45
(Speaker 11)
How you doing man?

0:01:46
(Speaker 14)
Good.

0:01:47
(Speaker 13)
Malik Stevens.

0:01:48
(Speaker 12)
Nice to meet you.

0:01:49
(Speaker 11)
Nice to meet you.

0:01:50
(Speaker 10)
Welcome to LA.

0:01:51
(Speaker 2)
I want to be an example for not only my friends, but for the African Americans or brothers, any man in general. It doesn't necessarily just have to be black, white, whatever color you are, just an example to the world to show you that no matter what situations you're thrown into, no matter where you come from, you can still become somebody.

0:02:09
(Speaker 9)
I'm sure strong. I like this. I like my life. Life is good. Life is great. Yeah.

0:02:17
(Speaker 1)
How did you find out about what's up? Say what? What was your introduction to HBCUs?

0:02:23
(Speaker 7)
It's the best decision I've ever made.

0:02:25
(Speaker 8)
Being in an HBCU has changed my life.

0:02:27
(Speaker 1)
I just want to thank you for being who you are, man. On behalf of myself and Ford, now you drive a Ford Maverick. This is yours. That's me? This is you right here.

0:02:37
(Speaker 2)
This Ford Maverick is yours.

0:02:40
(Speaker 7)
You're lying.

0:02:41

(Speaker 2)
Ariana, these are your keys.

0:02:44
(Speaker 5)
Thank you.

0:02:46
(Speaker 4)
I wanted to help you continue to drive to your dreams and gift you this Ford Maverick. Aw, man.

[Transcribed with Cockatoo](#)

Campaign Video 4

0:00:00
(Speaker 1)
It's a little trick. I got a little trick for that here. Can I show you a little trick?

0:00:04
(Speaker 9)
All right.

0:00:05
(Speaker 8)
OK, all right.

0:00:05
(Speaker 7)
Your kitchen.

0:00:06
(Speaker 1)
Instead of just putting them under the sink and getting them all super duper crazy, we can wet a Bounty paper towel. Take this Bounty paper towel. Bounty paper towel right here. And this will soak up and absorb a lot of the oils

0:00:18
(Speaker 1)
that are coming from the fritters. Dump it in this water a little bit. Put it under the cooking baord. It'll cause like a little friction, and then you won't get a lot of moving around, or you don't lose a finger.

0:00:29
(Speaker 6)
But I'm sure you already know.

0:00:30
(Speaker 3)
Well, I can't have you losing a finger.

0:00:31
(Speaker 1)
And then we can rub it across the plate.

0:00:33
(Speaker 5)
Oh, perfect.

0:00:34
(Speaker 1)
You know how much we're gonna use. And then we can just wipe them thoroughly, get them nice and clean. That's pretty cool. Okay, you know. All that excess oil. Absorbed. Good trick.

0:00:45
(Speaker 4)

Thank you.

0:00:46
(Speaker 3)
That's awesome.

0:00:47
(Speaker 2)
Amazing.

0:00:48
(Speaker 1)
Look at that. You teach me today. But I'm not gonna cut it though. I already used a knife today, so I'm gonna watch over this. Yes.

0:00:53
(Speaker 2)
Just the egg right here. Just the egg right here. Yes.

Transcribed with Cockatoo

FinTech TV Interview Video 5

0:00:00
(Speaker 3)
Hi, I'm Vince Molinari, and welcome to FinTech TV. We're broadcasting from the iconic New York Stock Exchange and I'd like to welcome back Deron Guidry and his co-founder Collin Castellaw, both as I say co-founders of PlayersTV. Welcome back, Collin, great to have you here in New York at the New York Stock Exchange. Welcome.

0:00:38
(Speaker 4)
Thanks for having me. Thank you, thank you.

0:00:39
(Speaker 3)
Well, a lot I want to cover but I want to jump in first. Talk a little bit about your background. We had the benefit of being with Deron in the previous interview. Kind of this eclectic different background from I think school teacher. Ahh rather, tell us a little bit about the journey and the point of which you guys became partners.

0:00:57
(Speaker 1)
Yeah, it's been a bit of a wild ride. So I started as a junior high and high school art teacher back in like a rural town in Idaho. Shout out Notus Pirates ahhh and essentially you know really wanted to make sports and basketball my full-time gig didn't know how I was gonna want to be a coach or you know essentially coach AAU, high school whatever it is and then really kind of got into the content name of the game when I started my online basketball

0:01:19
(Speaker 1)
training company called ShotMechanics so ended up growing that into a big YouTube channel about 1.3 million subscribers and 150 million lifetime video views.

0:01:26
(Speaker 12)
Well done.

0:01:27
(Speaker 1)
Yeah, and so I had a really fun run and that's where I met Deron the first time, brought him on board, he helped monetize the thing. We did a lot of really cool brand partnerships together throughout the time and it was really awesome because it was kind of like my PHD in online business, but also an opportunity to help a lot of kids around the world. So that was really fun, but once I started kind of going, I fell less in love with the basketball training education and more in love with the content production

0:01:49
(Speaker 1)
side of the equation. So I started doing a lot of consulting for companies like Nike, the Jordan brand, the NBA, both as on-camera talent as well as like producing. I can see spot-on great job. Yeah, tell me more. Well, thank you, thank you. So at that point, that's when Deron was starting to kind of like cook on the idea of PlayersTV. And so essentially, you know, we'd already had a great working

relationship together. He knew I was the content guy, and I was kind of thinking about content

0:02:14
(Speaker 1)
from a different lens than kind of like the traditional Hollywood background where it's got to cost a gazillion dollars and the margins are super thin. And so, you know, we kind of came together and we're definitely very much yin and yang. So that's been fun.

0:02:25
(Speaker 3)
Well, I love this. I didn't have the benefit of understanding the legacy prior to co-founding PlayersTV, but it makes so much sense, this great dynamic that you guys have. And, you know, Deron, tell me a little bit, I know you talked a bit abou it in our first interview. PlayersTV this vision, I'm still in awe. 70 plus professional athletes that are your shareholders, part of that franchise. Give me the vision and

0:02:49
(Speaker 2)
and how you arrived there because that's that's no easy lift. Yeah, I think it was more of a timing thing. I thought a lot of athletes looking to create production companies but they didn't really have a distribution. So we saw this huge white space of like if we can get in there and support these athletes, they can always have their own home for distributing their content and being able to monetize their content and connect with more fans, we thought we'd have a great win on our hands. So that's what we did and we leaned into a white space that had a problem and we solved it.

0:03:16
(Speaker 3)
Well, you solved it beautifully and kudos. And as a fellow content creative media company, I am just a big fan of what you all are doing.

0:03:26
(Speaker 11)
Oh, thank you.

0:03:27
(Speaker 3)
So you left us with a cliffhanger last time. Yeah. It was like, you know, if you were here, I was like, hey, I'm gonna tell you a little bit about this acquisition. Well, I can't tell you now, right?

0:03:35
(Speaker 1)
Real cloak and dagger.

0:03:36
(Speaker 3)
It was so well done.

0:03:37
(Speaker 2)
So we're back. Tell me about the acquisiotion, you completed, where are we? Yeah, number one, I wish there was a book on how to buy a company, but it's not a book on how to buy a company. But it was really amazing to go through the process of seeing opportunity with a company that can utilize our services at the right time. We needed them, they needed us at the right time. I think what makes

a good partnership is when both parties need each other to grow. And we were able to acquire a ad tech company that allowed us now to add to our current story

0:04:09
(Speaker 2)
of being the first ever athlete-owned media company that has media distribution and now technology now to be able to connect with more fans around the world at scale. So it was a company called CMC Cloud Media out of Jacksonville, Florida.

0:04:21
(Speaker 2)
And we were able to do our first acquisition. And I always say the hardest part of acquiring a company is the post-acquisition is the hardest part.

0:04:28
(Speaker 3)
The integration, right?

0:04:29
(Speaker 10)
The afterwards.

0:04:30
(Speaker 3)
That's the follow-on book of the acquisition, right?

0:04:34
(Speaker 9)
Yeah.

0:04:34
(Speaker 3)
It's the next one on integration. You know, Colin, talk to us a bit about our audience who doesn't know what ad tech is, what that means, and why it's so important within the framework of differentiating. So you continue to hit these first, this players TV, now the ad tech component. What does that mean for the business and what is

0:04:50
(Speaker 1)
ad tech? Yeah, huge. I mean, first and foremost, it absolutely skyrockets our profit margin on advertising sales. So having that all in-house, having our own distribution network that we continue to build to even more robust heights than it was before has been huge. The piece that a lot of people don't understand about content media is there's a big difference between sponsored content and advertising sales.

0:05:12
(Speaker 1)
And so essentially, a lot of times, brands will start, they'll try to get in the media space, and they'll kind of hit these one-off content sponsorships. And essentially, that's great, while it lasts, but A, it's definitely a hamster wheel that you gotta get on and you gotta keep running. The budgets generally are a lot lower.

0:05:28

(Speaker 1)
You might be getting a $30,000 buy, a $50,000 buy, or whatever it is, but now, and especially with the advertising technology piece, we transact with advertising buyers where essentially you're getting $500,000 buys, million dollar buys, and essentially you're running their media across your network and not necessarily like, hey this show's brought to you by whatever brand.

0:05:47
(Speaker 1)
And so for us that was the biggest unlock. We saw this really big clog in the funnel when it came to sports media of like, number one, where's it gonna live? Is it just gonna be on social? Is it gonna be on YouTube or whatever?

0:05:56
(Speaker 1)
And there was really no actual monetization engine to go behind it and so this advertising technology one, or play, allows us to connect with both the advertising agencies, also the brands at scale, and then really kind of distribute the content on an even further basis.

0:06:10
(Speaker 3)
I'm taking some notes for myself, if you don't mind.

0:06:12
(Speaker 2)
I want to add to that as well. So we also were developing our own AI technology as well. Oh, huge. So we're really being able to come to advertising agencies, use our technology, and being able to connect with more audiences on a detailed, intimate level,

0:06:26
(Speaker 2)
and meet those fans where they are, mobile devices, TV devices, etcetera. And that's something that we really have access to now at scale beyond just our overall network. So we have a full 360 distribution model now to connect with more fans around the world at scale.

0:06:43
(Speaker 3)
Talk to me a little bit more about that, because I'm so intrigued. You start off with this foundation of having major differentiation of athletes. Athletes not only engage with it, but they're owners, right? So they have vested interests. You're now saying to them, hey, by the way, let us help you monetize or create the content

0:06:58
(Speaker 3)
around things that you want, things that you care about, or your own businesses, your own brand. 100%. things that you care about, or your own businesses, your own brand. Now you're moving to this next level of saying, hey, an ad tech model that scales, but now we're talking about AI integration. So you've really embraced, I'd say,

0:07:14
(Speaker 3)
the next transition in technology solutions within the media and content generation space. Not only your shareholders who are the stars, but your existing shareholders, I think you have 2,000 plus shareholders, must absolutely love what you're doing.

0:07:34
(Speaker 2)
Yeah, fans, fans. I like that, fans. Yeah, we have fan owners, we call them. We think it's important that these amazing athletes are getting these world-class contracts right now, as see it from media distribution TV deals, right?

0:07:47
(Speaker 2)
But we also have to remind everyone that without the fans, there's no sport. There's no game. There's no competition. And there's no monetization. There's no viewership.

0:07:56
(Speaker 2)
There's no visibility. So we believe the fans deserve to sit at the table with us. And we were able to create the first ever athlete fan owned media company by allowing the fans become micro-shareholders in our company alongside their favorite athletes

0:08:09
(Speaker 2)
because it's important for them to understand that we appreciate them because they are unlocking so much opportunity for us on the advertising revenue standpoint and also the viewership and helping us create the brand on a global basis.

0:08:21
(Speaker 3)
Well, I want to dive in a little bit more with that, Colin, given your background. Being an advocate of the JOBS Act, going back to crowdfunding for equity and seeing this in action, it's really, this going back 12 years ago,

0:08:36
(Speaker 3)
was kind of the blueprint of thinking shareholders becoming consumers, consumers as shareholders, the fans, right? The ones who are driving the valuation, right? Being able to be rewarded for their loyalty within that engagement.

0:08:49
(Speaker 3)
So, you did that so beautifully. You know, where do you see that going? It's kind of moving to that web-three format, right? Your previous work and this following. This seems like it's that on a scale and exponentiating given the technology and the content.

0:09:05
(Speaker 3)
Where do you see this all going?

0:09:07
(Speaker 1)
Yeah, you know, I think we're really excited about it, particularly because every decision we make in the company, we basically ask ourselves two questions. Number one, what's best for athletes? Number two, what's best for fans? And then sometimes number three, can we make some money? That's the third one.

0:09:20
(Speaker 1)
It is a for-profit. Yeah, we got to figure it out, you know, on that side of the equation. But, you know, for us we figure if we can do right by athletes, we do right by fans, and we can enhance the connection between them, overall the company is going to be more profitable long term. So, essentially, you know, we have 2,200 fan shareholders currently getting ready to open a new round here shortly. And really, like, just having that athlete and fan connection and having them, you know, not only validate what we're doing in the marketplace, but essentially continue the democratization of content green lighting, of figuring out, you know, essentially

0:09:51
(Speaker 1)
what can be the new age sports media company we're really excited about. So having the fan investors for us is a huge piece because not only, you know, do you have a built-in audience for your shows and your distribution and whatever else, but on top of it, you have the audience who you've made the business for, right?

0:10:06
(Speaker 1)
So it's essentially, you see the democratization across different industries in a bunch of different directions. We feel like this is just kind of the natural next step. And I think Deron and I, I mean, we're kind of a little bit of industry outsiders

0:10:16
(Speaker 1)
coming into this, right? We're not TV guys coming into this. We have our own backgrounds that are unique and interesting. I think it took a different lens to see the whole kind of thing through to be able to kind of, you know, set the ecosystem up.

0:10:28
(Speaker 2)
Please, do you want to? No, no, I was gonna say, everything Collins said, I agree with. I think our philosophy and our goal is to take vision with purpose to make sure we focus on democratizing and disrupting.

0:10:39
(Speaker 2)
That's what we're doing. And we're very bullish on it. We have a lot of energy. We love what we do.

0:10:45
(Speaker 3)
I didn't notice the passion.

0:10:46
(Speaker 8)
A lot of energy.

0:10:47
(Speaker 2)
Look, at the end of the day, you know, this can't feel like work, right? We get to be one and one in the world, building what we're building. It takes a lot of blood, sweat and tears, but the purpose that drives the value that consumer can receive that and feel that. And also your partners, your investors can also see and believe that because they invest in people

0:11:09
(Speaker 7)
at the end of the day.

0:11:11
(Speaker 3)
Taking everything that you said there, Durant, the word demarcatization, and sometimes it's worn out, sometimes it's, I'd say cliche, but seeing you guys walk the walk, and it's more than just demarcatization of access to capital, it's democratization of

0:11:27
(Speaker 3)
wealth creation to your fan base, democratization to content, and really this engagement. And from a little bit of an outsider's lens, as you talk about new lenses, I think that's a bit of your secret sauce. It is so symbionic and mutual benefit within the ecosystem that everybody's part of, the players TV family. So, super well done on that.

0:11:47
(Speaker 4)
Thank you. Thank you so much.

0:11:49
(Speaker 3)
So guys, before we close out, I know there's always a little cliffhanger that you guys have, but anything you can share with us, updates? I know February may be a big month for you.

0:11:57
(Speaker 2)
Yeah, February 14th, NBA All-Star in San Francisco.

0:12:01
(Speaker 3)
Wait, Valentine's Day. A whole lot of love in a new way.

0:12:05
(Speaker 6)
Tell me.

0:12:05
(Speaker 2)
Look, we are literally going to be announcing some big announcements, revealing the technology that we have to the world that we believe is going to transform the game.

0:12:15
(Speaker 5)
Mind-blowing.

0:12:16
(Speaker 2)
Mind-blowing, for sure.

0:12:17

(Speaker 1)
We get audible gasps when we show people.

0:12:20
(Speaker 3)
Wait, so this is now the dynamic duo double cliffhanger.

0:12:24
(Speaker 2)
Absolutely. Stockton and Malone, Pippen and Jordan here. We are announcing some cool things at All-Star weekend, revealing it. We have a big event happening called Players TV Owners Fest for all our fan shareholders, all our brand partners, and all our athlete investors. It'll be a very good celebratory event, so how much we appreciate them and their trust investing in us and the company,

0:12:46
(Speaker 2)
and also celebrate our amazing employees, who we call our business partners as well. Without them, this is not even possible, right?

0:12:53
(Speaker 5)
So, yeah.

0:12:54
(Speaker 3)
I love that recognition and shout out. Well, true to form, perfect segway, gonna have to book you guys the end of February to give us what was the results of the cliffhanger but what a delight love having you guys on thank you for coming on FinTech TV... Thank you for having us.

0:13:08
(Speaker 4)
we're happy thank you

Transcribed with Cockatoo

OwnersFest Video 6

0:00:00
(Speaker 12)
Be  Legendary. Let's go.

0:00:01
(Speaker 1)
Get ready for Owners Fest, the ultimate gathering for Players TV investors, athletes, and partners. Where the future of sports entertainment comes to life.

0:00:11
(Speaker 11)
We should have led with that, man.

0:00:12
(Speaker 1)
This exclusive event brings the Players TV community together for a day of collaboration, celebration, and unmatched insider access. Experience exciting company updates and visionary keynotes that reveal the cutting edge future of Players TV.

0:00:27
(Speaker 2)
How do we push it to the next level and really showcase these athletes as the stars that they are?

0:00:32
(Speaker 10)
What we've done here has been unthinkable.

0:00:34
(Speaker 1)
A sneak peek into the next chapter of athlete empowerment in sports media.

0:00:38
(Speaker 9)
Players TV is real. We're here to stay.

0:00:42
(Speaker 8)
Thinking about Players TV, we're invested in this.

0:00:45
(Speaker 1)
Watch live recordings of your favorite athlete-led show. My man gotta be in the celebrity game.

0:00:50
(Speaker 7)
That's big dog status.

0:00:52
(Speaker 6)
Stephen A. and Skip Bayless in MMA match. I'll come out retiring for Stephen A. and Skip.

0:00:57
(Speaker 1)
And engage with the stars who inspire us all. A once-in-a-lifetime opportunity to connect with the names you know and love. Then, cap it off with a dynamic mixer where investors, athletes, and partners come together in a vibrant atmosphere, building relationships that'll shape the future of the sports world. OwnersFest is where innovation meets community, and the vision for the future of athlete-driven entertainment becomes a reality.

0:01:23
(Speaker 5)
I would never have predicted I would see this level of capability.

0:01:27
(Speaker 4)
Does it get any better than that?

0:01:29
(Speaker 1)
The future of sports is here, and it's waiting on you to be a part of it.

0:01:32
(Speaker 3)
Yeah, who doesn't love that?

Transcribed with Cockatoo

Chris Paul Interview Video 7

0:00:00
(Speaker 2)
And now, and then we got Mr. Guidry over at Players TV, man. I was just telling your rep Carmen Wilson, she's a great sister. That brother is persistent. I mean, what do you look for when you got an investor, right? Like a guy like that who wants you to be in part of his company. What do you look for?

0:00:16
(Speaker 2)
And do you like those type of persistent CEOs?

0:00:18
(Speaker 1)
Well, you have to be, to tell you the truth. You have to be. Starting Players TV the way that we did, it was about players having ownership. I remember the first breakfast that we had and talking about Players TV. And Deron, you have to be, especially when you're black.

0:00:37
(Speaker 1)
You're trying to get this capital and trying to get people involved. And players for so long have just been the talent, right? And never really on the ownership side. So I've had an opportunity to be a part of this evolution of the athlete, right?

0:00:53
(Speaker 1)
So I remember when I came into the league and I was on the executive committee and I was sitting at this table with all the different owners of the teams and this was my third year in the league. And I was just like, oh man, they just talking

0:01:06
(Speaker 1)
about all this stuff I have no clue about. Fast forward a few years later, I become the president and I start to sit here and I'm in these rooms and I'm learning and I'm learning and you start to understand how important ownership is. And so as players, as we started to become more informed,

0:01:22
(Speaker 1)
we said, hey, let's start something called Players TV, where we get an opportunity to have distribution, get other players involved, and see how this grows.

0:01:29
(Speaker 2)
Yeah, I have Sling, and that's the streaming service I use. I'm rolling down, I'm like, that's Players TV,

0:01:35
(Speaker 4)
it's just right there!

0:01:36

(Speaker 2)
And I started watching the UBS Financial Show, right? I mean, it's some really interesting content on there. My question is, can you guys stay committed? Because, Chris, you guys are busy, right? You're ready to prepare for 20th season. Can you stay committed to deliver the content to keep it fresh?

0:01:49
(Speaker 1)
Absolutely, and I think that's what makes it so dope is that it's not just about one athlete. You know, there's so many athletes out here. There are current players, there are retired players. There's all these different people who are in the space, right? Chiney just started a show, right? She's been amazing on ESPN, but she has her own show now on Players TV.

0:02:07
(Speaker 1)
And that's what's amazing about content now, is that you can do it from wherever you are. So I know players, in order to be professionals in anything you do, you have to be committed. So I'm sure we'll be committed to that.

0:02:19
(Speaker 2)
Have you talked to Bob Iger I agree about what it takes to run a streaming network. I mean, he would have experience with his being as the CEO of Disney, right? Have y'all talked about how to do this and how to make it effective?

0:02:28
(Speaker 1)
Man, I talked to him about everything. Seriously, talked to him about everything. And so he's been nothing but helpful to me in every aspect of my life, my career or whatnot. But he has a pretty busy job on his hands too. But he has a pretty busy job on his hands too.

0:02:43
(Speaker 3)
Yeah, absolutely, absolutely.

[Transcribed with Cockatoo](#)

Ken Griffey Jr. Interview Video 8

0:00:00
(Speaker 2)
All sports leagues figure out the best way to get back to action. And there's been a bitter divide in baseball over how to play ball again. But tonight, there's where a resolution could be in sight. Let's bring in one of the all time greats, Ken Griffey, Jr., who, while we wait for a return, is coming out with a documentary about his life and story career.

0:00:18
(Speaker 2)
Thank you so much for can love that backdrop. Thank you. How are you doing. I am well.

0:00:27
(Speaker 12)
Well you livef through a stike in 1994.

0:00:29
(Speaker 11)
it took some fans years to come back to the game. Are you concered at all about the impact that this long gap between seasons may have on

0:00:34
(Speaker 10)
game going forward. Yea you're always concered about a work stoppage in anything, as long as the guys

0:00:46
(Speaker 1)
are safe and they can come up to a fair resolution I think you know baseball should be back and will be back. I just you know my main concern is to keep the guys on the field that are safe. You know that's that's probably the biggest thing that I think what's going on. I've been out of you know the bargaining side for 10 years so I really don't know what's going on but from my end if I had some. You know I want them to be safe.

0:01:10
(Speaker 2)
And the MLB network will air a 90 minute documentary on your career this weekend and you're coming out with a docuseries on players TV the new network owned by professional athletes. We have a first look at a clip. Let's take a listen. He pushed the limit. His game, his charisma, his attitude.

0:01:27
(Speaker 6)
He hooked me to baseball.

0:01:29
(Speaker 9)
Everything he did was just incredible.

0:01:31
(Speaker 8)

Watch this! Perfect timing!

0:01:34
(Speaker 3)
22 seasons, 630 home runs, 10 gold gloves, seven silver sluggers. For him to go into Cooperstownown it's his rightful place. I understand that this docuseries gets very personal, why do you believe it's so important to highlight black

0:01:51
(Speaker 7)
families in particular right now. No so much black families, but families in general, I grew up where my dad

0:01:59
(Speaker 1)
went through a lot of things and instilled certain things in me, but just to show that even though we are baseball players or athletes we still have a personal side to us. I want my kids to grow up to be successful people in any field.

0:02:22
(Speaker 6)
important thing is you know I grew up to be an ok person. I only say that because my dad would say one thing and my mom would say another.

0:02:30
(Speaker 5)
But I think it's important to show

0:02:35
(Speaker 4)
the other side of us, and be able to show the workld that there are other

0:02:46
(Speaker 1)
more important things than to to hit a ball run to a wall, catch a football, shoot a basketball. We are humans. It just so happens that we have a little bit of a platform to do certain things and a voice that normally other people can't, don't have.

Damian Lillard Yahoo Interview Video 9

0:00:00
(Speaker 2)
All right, welcome back to Yahoo Finance Presents. We're delighted to have NBA star Damian Lillard with us. Damian, thanks for joining us, man.

0:00:15
(Speaker 1)
I appreciate you having me, man.

0:00:17
(Speaker 2)
So let's start with the news. We have talked about the launch within the last year of Players TV, and today you announcing that you have joined Players TV as an investor, as a partner, so many big name athletes have joined that platform recently. Why are you getting involved with them?

0:00:32
(Speaker 2)
And what is it really for athletes, especially I feel like NBA guys recently, that is so attractive about media specifically?

0:00:40
(Speaker 1)
We all have our unique stories and our unique interests, day-to-day lives and things like that, you know, are things that we love to do away from what we're known for. And it's unique content, you know, to each person. We all have our own story to tell,

0:00:56
(Speaker 1)
our own things to share. And, you know, there's platforms for us to, you know, exercise that, I guess, share that with the world and with fans and things like that. But it's not a lot of platforms where you can control that content,

0:01:10
(Speaker 1)
where you can use your creativity and share your story and have control of that content. So in a situation like this, where I'm able to do that, that's really important, especially while we're in this time of ownership and control and doing things yourself and kind of pushing that line.

0:01:33
(Speaker 1)
And also being an equity partner, it just presented a great opportunity for me.

0:01:39
(Speaker 2)
Yeah, if we zoom out a little bit, overall in the last few years, the sort of scene for athletes and media has really changed and evolved. Not just because of social media, but I remember when the Players' Tribune was started, and that was kind of the first big disintermediator, where people were saying, I like publishing

0:01:54

(Speaker 2)
a blog post on the Players' Tribune because I can kind of put it in my own voice. Now we're seeing a much more intense version of that, you know, bringing your own series, you're gonna have a series on this platform called Sessions, you're gonna have a documentary about your career on this platform. You know, what's kind of the natural progression in the next step? Are more and more athletes just gonna want to be the direct source and origin of their

0:02:17
(Speaker 2)
stories? You know, it's a little bit cutting into the traditional way that reporters and journalists

0:02:21
(Speaker 1)
cover big name athletes? Yeah, well, I mean, why wouldn't you want to be the source? You know, I think a lot of times narratives get controlled. You know, people get put in the box, people get labeled. And I think it's much easier to do that when you don't have access to the actual source. You know, you're not seeing the character,

0:02:43
(Speaker 1)
you know, that's being talked about on TV and being talked about on the Internet. And I think stuff like this allows you to kind of share your own, you know, even if you want to create content where, you know, you just share your day to day, where you respond to certain things that happen to in the public eye, you know, it gives you the opportunity to, to, you know, be the source, share your own message, share your side. And I think another thing is,

0:03:10
(Speaker 1)
for us as athletes now, we want, in the past it was like, I was the biggest Michael Jordan fan ever, and all I knew was his performance was on the floor. I didn't see many interviews and see what he did off the court and things like that.

0:03:26
(Speaker 1)
I knew he was in Space Jam, and that was about it. But I think what we have now is an opportunity for people to become fans of us as people, and not just fans of us as athletes. And I think just that alone takes us out of that box of, he's just an athlete, where I got things like Sessions, where another passion of mine is music, and I got things like sessions, where another passion

0:03:45
(Speaker 1)
of mine is music, and I'm putting it out there in front of, you know, I'm linking artists up with myself, you know, other athletes that do music and things like that, and linking them with aspiring artists, just kind of piecing that puzzle together, you know, using my platform and my resources to help people, which is something that I feel strongly about. And for eight years, I've done Four Bar Friday, the community's grown, and we just continue to put things in place.

0:04:11
(Speaker 1)
So this is another opportunity to empower those same MCs. And then with the documentary, it goes back to what I was saying, when you're introducing them to the person, not just the athlete.

Deron Guidry Interview Video 10

0:00:00
(Speaker 3)
So finally for you, there's a new TV network that's based right here in Dallas. It's called Players TV. It's the first and only media network owned and operated by pro athletes with all original content of their lives off the court and off the field. Our Bo Evans has more. And I'm not crazy, but I'm very I'm a big dreamer.

0:00:28
(Speaker 2)
Well, Deron Guidry might be a little crazy. You would have to be to bet on yourself like he did.

0:00:34
(Speaker 1)
But we felt like, why can't the athletes have their own network similar to the tennis channel food network, MTV, BET, etc. And let's call it Players TV. That's the idea that led him to co-found Players TV,

0:00:47
(Speaker 2)
a one-of-a-kind lifestyle network by pro athletes for pro athletes.

0:00:53
(Speaker 1)
They're real people. Yeah, they're doing fishing shows. They're doing cooking shows. And we're doing all those things we see on Food Network with our athletes at Players TV.

0:01:03
(Speaker 2)
That's right, some of the biggest names in pro sports. Travis Kelsey and Chris Paul, Kyrie Irving, Damian Lillard, Dwayne Wade. Doing the things they love to do outside the game and it's all based right here in Dallas. I feel like Dallas is just like you can dream big here. Deron has partnered with Dallas Mavericks guard Kyrie Irving as the company's chief vision officer and the company has big ideas of where they want to be.

0:01:28
(Speaker 1)
The goal is trying to build a multi-hundred million dollar business and we're on that track to do so by 2026 or 2027.

0:01:35
(Speaker 2)
That's a pretty big dream but it might not be as crazy as you think. In Dallas, Beau Evans, CBS News, Texas.